Form 10-K, Exhibit 13
period 1993-12-26
INTERLAKE CORP
filed 1994-03-09
CIK 790929

Exhibit 13.1

Shareholder Information

Annual Meeting
Shareholders are invited to attend Interlake's Annual Meeting at 10:00 a.m. local time on Thursday, April 28, 1994. The location will be the Radisson Hotel Lisle-Naperville, 3000 Warrenville Road, Lisle, IL.

Common Stock Listing and Price Information
Interlake's common stock is listed on the New York and Chicago stock exchanges. Its ticker symbol is "IK" and it is listed as "Intlake in the New York Stock Exchange Composite Transactions, which appear in the business pages of larger daily newspapers.

Shareholder Services
Please address questions about your Interlake stock to: The First Chicago Trust Company of New York, P.O. Box 2500, Jersey City, NJ 07303-2500; (800) 446-2617.

Form 10-K Available
A copy of The Interlake Corporation Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available to shareholders upon request to the Corporate Secretary, The Interlake Corporation, 550 Warrenville Road, Lisle, IL 60532-4387.



































				      1
PAGE

INTERLAKE AT A GLANCE

Interlake is a multinational manufacturer with four operating groups.


MAJOR PLANT SITES     PRODUCTS/USES          CUSTOMERS          MARKET POSITION

SPECIAL MATERIALS     Ferrous metal powders  Metal powder parts Leader in North
               	      Automotive engine and   suppliers          America
Hoeganaes              powertrain parts      Automotive parts
Corporation           Farm and construction   manufacturers
              		       equipment parts       Heavy machinery
Gallatin, TN          Appliance parts         producers
Milton, PA            Welding, chemical and
Riverton, NJ           photocopy applications

AEROSPACE COMPONENTS  Fabricated components  Leading jet engine A leader in
              		      Precision ducts,        manufacturers      this market
		                     rings, casings and                        segment
		                     other complex
Chem-tronics,          fabrications for
Inc.                   military and          Prime aerospace    Unique in its
		                     commercial jet         contractors        array of
		                     engines and space                         fabrication
		                     launch vehicles                           technologies
El Cajon, CA
Tulsa, OK             Repair services        Most major airlines Significant
		                    Jet engine fan blades  Overhaul centers    share in
		                     and other components  Engine              this market
					                  manufacturers

HANDLING              Storage rack           Businesses in all  Largest in
              		      Distribution            size ranges in     U.S. and
		                     facilities; manufact-  North America,     Australia
Interlake Material     uring facilities;      Australia, Pacific
Handling               receiving, shipping,   Rim and the Far
		                     in-process storage     East
Blacktown, Australia  Conveyors and conveyor                    Growing
Lodi, CA               systems                                   supplier in
Pontiac, IL           Retail display                             a fragmented
Shepherdsville,KY      equipment,                                field
Sumter, SC             office interiors                         A leader in
                                                        								 Australia

Dexion Group plc      Storage rack           Businesses in all  Largest in the
              		      Distribution            size ranges in     U.K. and
		                     facilities;            the U.K.,          Belgium; a
Gainsborough, U.K.     manufacturing          continental        leader in
Halle, Germany         facilities; receiving  Europe, Africa,    Germany
Hemel Hempstead,U.K.   shipping, in-process   Middle East
		                      storage
Kilnhurst, U.K.       Conveyors and conveyor                    A U.K. leader
Laubach, Germany       systems                                   for unit load
Nivelles, Belgium     Shelving, office                           conveyors and
		                     interiors                                 shelving


				      2
PAGE

PACKAGING             Non-metallic strapping Steel, lumber,     Largest in the
              		       machines and non-      brick, corru-      U.K., a leader
		                     metallic strapping     gated, newspaper,  in North
Interlake             Steel strapping         graphics, can,     America
Packaging              machines and steel     bottle, textile   Largest
		                     strapping              and distribution   supplier in
Fountain Inn, SC      Carton strapping;       industries         Canada; a
Hodgkins, IL           securing unit loads;                      leader in the
Kilnhurst, U.K.        i.e. pallets, textile Businesses that     U.K.
Maidenhead, U.K.       products, lumber,      ship products in
		                     newspapers             cartons
Racine, WI            Stitchers and          Businesses that    A leader in
		                     stitching wire         ship products in   the U.S.
Scarborough, Canada   Boxboard sealing        cartons
		                    Book, magazine binding Graphics arts










































				      3
PAGE

To Our Shareholders and Employees:

A stronger domestic economy improved the outlook for most of our North American operations as we concluded 1993. However, with a significant deterioration in the continental European economic climate during the year and increases in raw material costs at Special Materials, Interlake employees' success in improving our operations could not prevent declines in sales and earnings for 1993. The combination of the weak European economy and stronger dollar compared with 1992 (which reduced the reported dollar earnings of our foreign operations) more than offset the improvements we have begun to see in most of our domestic operations. Despite lower sales and earnings, we continue to manage the cash flows of our operations effectively and strengthen our competitiveness in the face of mixed economic conditions.

During the fourth quarter we took a pretax restructuring charge of $5.6 million to cover costs associated with closure of several small facilities and further job eliminations, primarily in our European Handling operations, and also the write-down of non-performing assets. We believe these actions will enhance the Company's future results by improving our operating efficiencies. In addition, during the fourth quarter we increased by $3.9 million our reserves associated with environmental obligations at a Superfund site sold by a predecessor company over 20 years ago. Further details of these charges are included in Management's Discussion and Analysis of Results on page 13.

Review of 1993 Results

Net sales in 1993 were $681.3 million, down 4% compared with 1992. The decline resulted mainly from lower sales volumes in our European Handling operations and unfavorable foreign currency exchange rates, which were only partially offset by increased volumes in our powder metal and domestic Handling operations. Selling and administrative expenses were 8% lower than 1992 due to continuing aggressive cost reduction efforts and the exchange rate effect.

Operating income, excluding the 1993 restructuring charge, declined to $43.8 million from $50.4 million in 1992. The decline from 1992 was largely due to lower earnings at our European operations and our Aerospace Components business. In addition, higher scrap steel costs reduced margins at our powder metal operation in 1993, and the stronger dollar reduced reported earnings of our foreign operations by approximately $2.4 million compared with 1992. However, we saw stronger earnings at our domestic Handling operation in 1993.

Excluding the effects of restructuring, environmental and extraordinary charges in 1993 and 1992, the 1993 net loss was $16.0 million, compared with $14.0 million in 1992. In 1993, restructuring and environmental charges added $9.4 million to the reported net loss, while in 1992 extraordinary charges related to completion of our financing plan and the retroactive adoption of new accounting standards for postretirement benefits and income taxes increased the reported net loss by $13.7 million.









				      4
PAGE

Outlook

Improvement in Interlake's results depends in part upon the economic environments in which our businesses operate. The improving domestic economy is leading to increased demand in most of our North American operations, so that we expect improved results in 1994 for our Special Materials, North American Handling, and Packaging operations. Overseas, we're seeing stronger demand in the U.K. and Australia, but we have yet to see improvement in our continental European operations, where we have taken additional actions to reduce costs.

However, Interlake is not relying solely on economic recovery for its growth. We continue to grow our core businesses through geographic expansion, increased market penetration and new product development.

At Special Materials, we are developing new patent-protected metal powders and processes that will expand the applications for powder metal parts. Furthermore, by expanding annealing capacity at our two atomizing plants we will improve our ability to respond consistently to growing market demand and customer delivery requirements.

At Aerospace Components, our fabrication unit continues to successfully capture business in the commercial and space markets, but this has not offset fully the declines in military work. Our aviation repair unit has experienced lower sales due to the weak commercial airline industry. In response, we are reducing costs, lowering the turnaround time for jet engine fan blade repairs, and expanding future growth opportunities through new repairs in both traditional and non-aerospace businesses.

At Handling, we are strengthening our global market coverage with new sales offices in the Asia Pacific region and expanded coverage in the Middle East and eastern Europe. We continue to broaden our product range with plans in 1994 to introduce new conveyor and office interiors products. In addition, we are setting up targeted marketing programs to reach new customers in retail merchandising, automotive aftermarket, food distribution and other key growth areas.

At Packaging, we are concentrating our development efforts on new plastic strapping applications, where we expect demand to increase as the fiber industry continues its conversion from steel to polyester strapping. In addition, we are establishing a stronger sales and marketing presence in continental Europe, where we will build upon our successful export sales into this region. We are also expanding our marketing efforts in Australia and South America.

Over the past several years, we have worked hard to ensure that our businesses have a solid base upon which to grow. We have strictly controlled working capital and overhead costs; expanded employee involvement in project-based continuous improvement programs; invested in our facilities to increase capacity, improve productivity and ensure environmental compliance; initiated programs to improve customer service and support; and funded new product development. Because of these and many other actions by our employees worldwide, Interlake's businesses continue to hold leading shares in the markets where we compete, with a consistent reputation for high quality products and superior customer service.


				      5
PAGE

Having secured an amendment to our bank credit agreement during the fourth quarter of 1993, we have provided adequate liquidity for our operating cash requirements during 1994. We have bank debt principal payment obligations that become due beginning in 1995. We are presently evaluating various actions to refinance some or all of these obligations in order to improve Interlake's financial flexibility beyond 1994. We expect these actions will address the Company's near-term financial needs while preserving the value opportunities for our shareholders to be realized through improved economic and market conditions.

I firmly believe that by combining the strengths of our businesses with the continued support of our employees and investors, we can profit from economic recovery and grow in the years to come.

Sincerely,
/s/
W.  Robert Reum
Chairman, President and Chief Executive Officer







































				      6
PAGE

Business Profile - Special Materials

Interlake conducts its Special Materials business through Hoeganaes Corporation. Hoeganaes is the North American market leader in ferrous metal powders, which are sold to customers who primarily manufacture precision parts for automobiles, light trucks, farm and garden equipment, appliances and other applications requiring high volumes. About 60% of Hoeganaes' sales are for automotive applications, including components for transmissions, engines and suspension systems. Hoeganaes also provides powders for non-structural applications including photocopying, welding and chemicals.

Hoeganaes uses two basic production processes: atomization, which converts high-grade steel scrap into powder through the use of an electric furnace steel making and atomizing system, and direct reduction, which converts high purity iron ore into a highly porous metal powder. The resulting base powders can then be blended with various additives and lubricants and treated with coatings using patented technologies to produce a wide variety of powders tailored to customer specifications.

Our largest customers for ferrous metal powders in North America are the original equipment manufacturers of automobile components. Usage of powder metal parts in vehicles is growing on a cyclical basis as the domestic auto industry recovers from the recent downturn, and on a secular basis as powder metallurgy (P/M) continues to displace forging and other more costly metal forming techniques for component production.

Hoeganaes is driving this additional growth by advancing P/M technology to increase part strength and density. As the industry's acknowledged technical leader, Hoeganaes has strategic relationships with key parts producers to cooperate with them in developing new high-tonnage applications.

These relationships are an integral part of our business strategy for Hoeganaes, which centers on the research and development of advanced proprietary engineered materials and processes that will expand P/M parts applications in automotive and other markets. Broad industry acceptance of our new ANCORBOND (registered trademark) premixes during 1993 underlines the success of this strategy. The patented ANCORBOND blend technology, which bonds alloy additives directly to individual iron particles, results in more consistent metallurgical properties and improved productivity through better flow characteristics and more efficient manufacturing performance. ANCORBOND also results in greatly reduced dusting, which improves factory environmental conditions. In 1994, Hoeganaes will launch the next generation of ANCORBOND technology that will open more new applications by further increasing part strength and density.

Beyond our commitment to research and development, we continue to fund significant capital projects at Hoeganaes to add capacity, improve quality and ensure compliance with environmental legislation. Expanding annealing capacity in 1993 and 1994 at our two atomizing plants will improve our ability to respond consistently to the growing P/M market and to satisfy customer delivery requirements across our entire product range. Planned improvements in the steel making and annealing areas will further improve product quality and reinforce our position as the low-cost producer. A $5 million fugitive dust collection system completed in 1993 at our Riverton, New Jersey, plant uses the latest technology to control particulate emissions both inside and outside the facility.

				      7
PAGE

A projected 8-10% growth in vehicle production in North America leads to a positive outlook for the P/M market in 1994. Hoeganaes expects to share in this increased tonnage, with volume opportunities not only in the automotive market, but in the hand tool, lawn and garden and appliance markets as well. Competitive pressure is expected to remain strong and selling price increases will not fully compensate for the increases in raw material costs experienced during 1993.

Despite the competitive pressures, we expect Hoeganaes will maintain its market leadership and improve profitability through continued development of patent-protected powders and processes, combined with further productivity improvements and cost reduction.













































				      8
PAGE

Business Profile - Aerospace Components

Interlake conducts its Aerospace Components business through Chem-tronics, Inc. Chem-tronics marked its 40th year in the aerospace business in 1993 as a leading producer of components for commercial and military aerospace applications. Our primary fabricated products include jet engine ducts, rings and containment cases; complete fan case assembly modules; and complex fabrications for military and commercial jet engines and space launch vehicles. We produce these components using hot and cold forming, chemical milling, conventional machining and welding. Principal customers are the original equipment manufacturers (OEMs) of jet aircraft engines.

Chem-tronics also is a leading supplier of jet engine fan blade repair services. Our customers include all major jet engine manufacturers, most major airlines and various engine overhaul centers. Our aviation repair business is certified to repair nearly all commercial jet engine fan blades, using CNC machining, hot creep forming, electron beam welding and other processes.

The aerospace industry continues to suffer through depressed market conditions that have persisted for several years. Prime aerospace contractors have seen sales fall due to declining military business, and the fact that many of the major air carriers have postponed or canceled new aircraft purchases in the light of their poor financial condition. The result is an extremely competitive environment where several marginal producers have exited the business.

Chem-tronics intends to grow during this period of industry contraction by executing a strategy of expanding its product line using core competencies of advanced engineering, machining and fabrication capabilities, and diversifying its customer base. Our components manufacturing unit continues to successfully capture business from the commercial and space markets to partially offset declining military work.

In 1993 we successfully delivered first articles for several major new programs, including the first major subassembly Chem-tronics has manufactured for an OEM - the fan case module for the Rolls-Royce Trent 800 engine, which is under development for use on the new twin engine Boeing 777 widebody aircraft. Other new programs include a compressor case for the small Allison gas turbine engine destined for use on small commuter and business aircraft, a columbium nozzle that goes on the Delta II launch vehicle and components for the Titan IV launch vehicle.

Critical to the success of all these new programs is a commitment to superior quality and customer responsiveness, and strict control of start-up and production costs. Chem-tronics is achieving these goals through widespread employee involvement on problem solving and process improvement teams, additional focused work cells, and enhanced shop floor engineering support.

The market for aviation repair services contracted during 1993, as demand from the airlines declined and price competition intensified. Demand is expected to remain flat in the near term, as overall airline fleet size is not expected to grow substantially until later in the decade, except for modest near-term growth in the Pacific Rim.




				      9
PAGE

Our strategy for repair services calls for market sensitive pricing strategies, a continued commitment to reducing turnaround times for blade repairs, lowering our cost structure and expanding volume by establishing new repairs in both traditional and non-aerospace businesses.

A competitive advantage for Chem-tronics, as the industry market leader, is that we have a reputation for high quality and customer responsiveness, and the ability to offer a wider scope of repairs than anyone in the industry. Our acknowledged technical competency has prompted engine manufacturers to choose Chem-tronics as the launch source for fan blade repairs on new engine programs.

Challenging business conditions are nothing new for the aerospace industry, and Chem-tronics is making the necessary changes to maintain its leading position in today's competitive environment and to grow in the years to come.

Business Profile - Handling

Interlake's Handling operations are conducted through Interlake Material Handling and Dexion Group, with production facilities located in the U.S., Europe and Australia. Handling designs, manufactures and sells storage rack, shelving, conveyors and related equipment for use in warehouses, distribution centers, factories and other storage applications. We also supply equipment for retail display and office interiors.

With our ability to provide global market coverage, Handling is the world's leading supplier of rack systems and offers the broadest product line of material handling and storage products. Furthermore, Handling is the most experienced provider of sophisticated rack configurations and integrated storage and handling solutions. Our in-house design capabilities and large manufacturing capacity enable us to respond rapidly to our largest customers' complex needs and exacting delivery schedules, while our extensive distributor network allows us to reach smaller clients on a timely basis.

Because Handling's customers are primarily engaged in retailing and wholesaling of food and consumer durables and non-durables, our sales are in part dependent upon prevailing economic conditions in the markets where we compete. With recessionary conditions continuing in continental Europe and weak recoveries in the U.K. and Australia, those markets for storage products remain highly competitive. The domestic market has shown good signs of recovery in the second half of 1993 and is expected to continue to improve as the domestic economy strengthens.

Handling's business strategy centers on continuously reducing production costs, adding value to our product offerings through superior service and support, and expanding to selected Pacific Rim, European and North American markets. We have directed capital spending in the last several years toward productivity and quality improvements, including a new $2 million paint line at our Lodi, California, plant that has improved finish quality, lowered paint cost, increased factory throughput and ensured compliance with environmental air quality standards. More and more Handling employees are involved in continuous improvement programs that are contributing to additional cost reductions and productivity improvements.





				      10
PAGE

We are improving our design, quotation and sales order processing systems to enhance the effectiveness of our sales force, and we're implementing targeted marketing programs to reach new customers in retail merchandising, automotive aftermarket, food distribution and other key growth areas. We are also developing new distribution channels, such as catalog sales.

During 1993 we expanded our presence in the rapidly growing Asia Pacific region, opening a sales office in Singapore. Also in 1993, we expanded our regional sales office in Dubai, United Arab Emirates, serving the growing Middle East market, and we are strengthening our sales coverage of the emerging eastern European markets. We intend to establish a sales and distribution outlet during early 1994 in Hong Kong to serve that market and the rapidly expanding market in mainland China.

Along with geographic expansion, we plan to continue to broaden our product offerings, with planned introductions this year of a new high-speed lineshaft conveyor and improved office interiors and office systems products for the European and Australian markets.

While we continue to pursue new product and geographic market opportunities aggressively, we are also responding quickly to contracting market conditions, particularly in Europe, where we have significantly reduced our cost structure over the past several years. All of our Handling operations have improved cost structures and are positioned to capitalize on the market recovery. Our outlook for 1994 calls for improved market conditions in the U.S., U.K., and Asia Pacific markets. However, we expect that markets in continental Europe will not improve until the second half of 1994 at the earliest. In anticipation of this continued weakness in our European markets, we took additional actions during 1993 to further reduce our cost structure.

While worldwide economic conditions remain challenging, we are confident Handling's low-cost producer status, unrivalled product range and superior customer service will enable us to leverage the benefit of economic recovery and support our growth initiatives.

Business Profile - Packaging

Interlake's Packaging operations design and sell machinery for applying steel and plastic strapping and stitching wire, and produce strapping and wire for use in such machines. We are the leading supplier of steel strapping in Canada and second in the U.K.; a market leader in plastic strapping and machines in the U.K.; and a leading supplier of plastic strapping and stitching products in the U.S.

Our principal plastic strapping customers are the corrugated, newspaper, graphics, can, bottle, textile and distribution industries. Primary users of steel strapping are heavy goods manufacturers such as the steel, lumber, brick and concrete industries. Stitching products are sold to a broad customer base including the corrugated box, graphic arts, automotive, agricultural and food industries.







				      11
PAGE

Aside from modest increases in North American strapping sales, Packaging's 1993 results were unfavorably affected by weak fundamentals in the other markets where we compete. Our 1994 economic outlook foresees modest growth in North America and the U.K., but pricing will remain competitive. Packaging's business strategy, therefore, hinges on continued cost reductions and improved production efficiencies in our manufacturing operations, increased penetration of new applications for plastic strapping, expanding plastic strapping sales to new European markets and improved product offerings in the stitching business.

As the market for capital equipment gradually improves in the U.S., we anticipate stronger activity in the newspaper, corrugated, and graphics industries, where we offer the technically-advanced PowerStrap and Interlake lines of plastic strapping machines. Our reputation for quality, breadth of product range and excellent field support buttresses our position in this market. We expect demand for plastic strapping to increase as the fiber industry continues its conversion from steel to polyester strapping. In 1993, Packaging completed installation of a new polyester strap manufacturing line at our Fountain Inn, South Carolina, plant to support this growing market. The new line features the latest computerized monitoring and control, and it also improves our ability to use post-industrial and post-consumer recycled polyester in the manufacturing process.

Packaging's Canadian and U.K. steel strapping businesses are facing strong price competition and material cost increases in their primary markets. Our strategy for these units centers on reducing manufacturing costs and improving productivity, expanding export sales and increasing domestic market penetration. In Canada, we are also increasing sales of our product identification line, used by the lumber and other industries in inventory control applications.

Expanding sales to new geographic regions is also a key strategic thrust of our U.K. plastic strapping business. In late 1993 we established a sales office in France to build upon our successful export sales into this region.

In our U.S. stitching business, 1993 saw the introduction of the Commander, a side-feed stitching head for the graphics industry. A major improvement was made to our widely-used Champion stitching head. Renamed the Magnatek, the improved head incorporates an Interlake-exclusive magnetic rotator that virtually eliminates dropped stitches and jams, improving its reliability in high-speed bindery applications.

Our outlook for 1994 foresees better market conditions in North America and the U.K. With plans for further market expansion, new product introductions and cost reduction initiatives, we believe we are positioned to take advantage of improving economic conditions in our existing markets and to pursue growth in new areas.











				      12
PAGE

Management's Discussion and Analysis of Results of Operations and Financial Condition

(Dollars in millions)

Results of Operations

Net sales were $681.3, $708.2, and $714.7, respectively, in 1993, 1992, and 1991. In the Engineered Materials segment, strong North American auto and light truck production in 1993 led to a $9.0 increase in sales of metal powders which was offset by a $6.5 decline in Aerospace Component sales. Handling/Packaging Systems sales declined as increased U.S. sales of material handling equipment were more than offset by recessionary conditions in continental Europe and the effects of a stronger U.S. dollar. In 1992, in the Engineered Materials segment, increased sales of metal powders were more than offset by a $14.2 decline in defense-related business. Lower strapping equipment sales accounted for the 1992 sales decrease in the Handling/Packaging Systems segment as lower selling prices for Handling products were offset by higher Handling volume.

Operating income was $38.2, $50.4, and $61.5, respectively, in 1993, 1992, and 1991. In 1993 operating income was $12.2 lower than in 1992 reflecting the recessionary impact on volume and pricing in the Handling/Packaging Systems segment in continental Europe, a restructuring charge of $5.6, lower shipments and weak conditions in the commercial aerospace industry, and higher scrap steel costs in Engineered Materials. These declines were partially offset by higher domestic Handling profits. The $11.1 decline in 1992 as compared with 1991 was due to lower selling prices and reduced benefits from liquidation of LIFO inventories in the Handling/Packaging Systems segment, and to lower defense-related sales volume and higher expenses in developing new non-defense business in the Engineered Materials segment.

During the three year period, Engineered Materials' sales of metal powders increased due to higher North American auto and light truck production. Defense-related sales declined approximately $14.9 since 1991 at Aerospace Components. In the three year period, Handling/Packaging Systems' sales have reflected a lack of demand for capital goods in most major economies throughout
the world.   This lack of demand has generally led to reduced selling prices and lower volumes, resulting in lower segment earnings. The unfavorable trend in the Handling/Packaging Systems segment's operating profit also reflects declining benefits from liquidations of LIFO inventories, with LIFO benefits being $1.2, $1.5, and $4.1, respectively, in 1993, 1992, and 1991.

Cost of sales (excluding unusual items of expense) as a percentage of sales was 76%, 75%, and 73%, respectively, in 1993, 1992, and 1991. The Company was able to offset most of the effect of unabsorbed fixed costs due to lower sales by reducing total manufacturing costs, but was unable to offset the entire effect of lower selling prices in either 1993 or 1992. Selling and administrative expenses for the core businesses were reduced each year and as a percentage of sales were 17% in 1993 and 18% in both 1992 and 1991.

The following business segment commentary excludes unusual items and restructuring charges. The analysis of individual business unit results is presented here before allocation of general corporate expenses. See Note 8 of Notes to Consolidated Financial Statements for further information on business segments.

				      13
PAGE

Net Sales and Operating Profit by Business Segment
(in millions)

			                         ________Net_Sales______     _____Operating_Profit_____
                      			   1993______1992_____1991_____1993______1992______1991__
Engineered Materials
    Special Materials      $131.5    $122.5   $114.5
    Aerospace Components   __61.0    __67.5   __77.9
    Core Businesses         192.5     190.0    192.4   $ 26.3    $ 29.6    $ 32.4
    Restructuring Charges  _____-    _____-   _____-   __(1.8)   _____-    _____-

                     			   _192.5    _190.0   _192.4   __24.5    __29.6    __32.4

Handling/Packaging Systems

    Handling                366.7     395.3    392.0
    Packaging              _122.1    _122.9   _130.3
    Core Businesses         488.8     518.2    522.3     19.1      24.0      33.7
    Restructuring Charges       -         -        -     (3.8)        -         -
    Unusual Items          _____-    _____-   _____-   _____-    __(2.5)   __(3.3)
                     			   _488.8    _518.2   _522.3   __15.3    __21.5    __30.4
    Corporate Items/
     Eliminations          _____-    _____-   _____-   _(56.0)*  _(52.6)   _(62.4)*

    Consolidated Totals    $681.3    $708.2   $714.7   $(16.2)   $ (1.5)   $  0.4


*   Includes provisions of $4.8 in 1993 and $6.0 in 1991 for environmental matters.
    See Note 17 of Notes to Consolidated Financial Statements.


























					 14
PAGE

Engineered Materials

Engineered Materials includes Special Materials (metal powders for manufacturing precision parts) and Aerospace Components (precision machined structures, complex fabrications, and jet engine component repairs).

Sales increased 1% in 1993 over 1992 in the Engineered Materials segment. Metal powder shipments were up 8% in 1993 following a 9% increase in 1992 reflecting increased North American automobile and light truck production. Aerospace Components' sales declined 10% in 1993. Fabrication shipments declined due to the continued slowdown in military procurement and weak conditions in the commercial aerospace industry. Weak demand from the airline industry has had a negative impact on repair volumes and has led to increased price competition.

Aerospace Components' defense-related business represented approximately 39%, 36%, and 50% of this business' sales in 1993, 1992, and 1991, respectively. (Defense-related sales as a percent of the Company's consolidated sales were approximately 3%, 3%,and 5% in the last three years.) Aerospace Components has emphasized a strategy of developing fabrication business in the commercial and space sectors to replace declining defense-related business and has experienced an 11% increase in this area from 1990 to 1993 despite weak conditions in the industry.

Operating profit for the segment fell 11% in 1993. Special Materials' operating profit fell 3% despite the higher metal powder volume as higher scrap steel costs and other manufacturing costs more than offset the benefits of higher volume. The average cost of scrap steel in 1993 was 20% higher than in 1992. The Company expects to partially recover increases in scrap costs during 1994 through higher selling prices. Aerospace Components' operating profit was 37% lower in 1993. In addition to the volume shortfall noted above, depressed conditions in the commercial aerospace and airline industries have resulted in excess capacity leading to increased price competition. Results in 1993 were also unfavorably affected by high initial costs related to the early production stages of new non-defense business.

Engineered Materials' sales declined 1% in 1992 as compared with 1991. Special Materials' shipments increased 9% and Aerospace Components' sales declined 13%. Efforts to grow non-defense business at Aerospace Components were successful and led to a 10% sales increase in this area, but were not sufficient to offset the effects of defense-related sales declines of 37% in 1992.

Segment operating profit declined 9% in 1992 as compared with 1991. Special Materials' operating profit advanced in line with sales, although revenue per ton declined 1%. Aerospace Components' operating profit was reduced by roughly 50% due to a decline in defense-related business and expenses associated with developing new non-defense business, such as start-up expenses at a new blade repair facility in Tulsa.

The Engineered Materials segment ended 1993 with an order backlog of $73.6, down from $82.9 at the end of 1992. Special Materials' backlog, which is generally short-term in nature, was up 11%. Aerospace Components' backlog was down 19% due mainly to reductions in multi-year military order backlog.



				      15
PAGE

Handling/Packaging Systems

Handling/Packaging Systems' sales in 1993 were down 6% from 1992. Domestic Handling sales were up 17% as demand for material handling equipment in the United States showed substantial improvement during the year. However, this increase was more than offset by a decline in continental Europe and the unfavorable effects of the stronger dollar. Recessionary conditions in continental Europe, especially Germany, resulted in lower volume and pricing levels, leading to a sales decline of 21% for the European Handling unit overall. Packaging sales fell by 1% during the year. Higher volume in North American strapping and machines was more than offset by the impact of a stronger dollar on European sales, and lower sales of stitching products.

Segment operating profit in 1993 was 20% below 1992. Handling profit fell 20%, as improved domestic volume and cost reduction efforts throughout the group were not enough to offset the recessionary impact of lower volume and pricing on the European operations and the effect of a stronger dollar. Packaging operating profit was 10% lower than the prior year as improved strapping and machine volume in North America was more than offset by lower stitching product volume and the effect of a stronger dollar.

Sales for the segment fell by less than 1% in 1992 as compared with 1991. Recessionary conditions in capital goods markets led to intensified price competition which caused the segment's sales reduction. Handling's sales in 1992 were largely unchanged from 1991 due to the offsetting effects of lower selling prices, primarily in North America, and higher unit sales in Germany, which were up 9%. Packaging's sales fell by 6% with most of the decline in machine sales. Operating profit for the segment declined 29% in 1992, due to lower North American selling prices and reduced benefits from liquidations of LIFO inventories.

Handling/Packaging Systems ended 1993 with an order backlog of $71.6, down from $81.0 at the end of 1992 (at the same exchange rates) because of lower orders in the European Handling business.

Restructuring Charge

The $5.6 restructuring charge in 1993 consisted of costs associated with the closure of several small facilities, personnel reductions and write-offs of non-performing equipment and inventory. The personnel reductions relate primarily to the European Handling operations. These reductions, together with others that have occurred in 1993 and 1992, will result in a total reduction of 8% in the Company's work force.

Unusual Items

Unusual items in 1992 and 1991 were $2.5 and $3.3, respectively, and reflected unfavorable adjustments with respect to non-core businesses which were divested in 1992 and 1993.








				      16
PAGE

Interest Expense

The Company has a highly leveraged capital structure with substantial net interest expense. Net interest expense was $49.1, $51.4, and $56.1 in 1993, 1992, and 1991, respectively. The declines in 1993 and 1992 were largely the result of lower average outstanding borrowings. In 1992, the Company substantially fixed its future interest rates. Completion of a debt refinancing in 1992 included the placement of $220.0 of fixed rate (12 1/8%) Senior Subordinated Debentures and retirement of Subordinated Increasing Rate Notes. In addition, the Company has long-term interest rate agreements as required under its bank credit agreement, which effectively provide fixed rates of interest on 67% of its bank obligations at the end of 1993.

Nonoperating Items

The Company incurs certain expenses which are not related to its ongoing operations. These include costs for environmental matters arising from sites related to former operations of a predecessor of the Company, and postretirement expenses attributable to disposed of or discontinued operations.

The Company has been identified as one of four potentially responsible parties at a Superfund site in Duluth, Minnesota. In 1991, based on a review of its environmental matters involving nonoperating locations, the Company took a special charge of $6.0, of which $4.5 was attributable to its estimate of its share of the potential costs related to the Duluth site. Based on its experience at the Duluth site since 1991, and further studies conducted by the Company in response to a request issued by the Minnesota Pollution Control Agency in 1993, the Company took an additional special charge of $3.9 for environmental matters in the fourth quarter of 1993. The charge was based on the Company's estimate of its share of the likely costs to complete remediation of the soils at the site to standards consistent with industrial use and to further investigate the underwater sediments. It does not attempt to account for potential costs of remediation consistent with an alternative use, or to account for remediation of the underwater sediments, which the Company believes are not reasonably determinable absent further investigation and indication by governmental agencies as to what level of remediation, if any, will be required. The Company believes that further remediation at the Duluth site should and will be consistent with its long-time industrial use. Were the governmental agencies to insist upon clean-up to residential use standards, or require remediation of the underwater sediments, it is likely that the costs of remediation would be significantly higher. (See Note 17 of Notes to Consolidated Financial Statements.)

Provision for Income Taxes

The high level of net interest expense and continued sluggish levels of economic activity caused domestic losses in 1993, 1992, and 1991. These losses can be carried forward and tax benefits realized in future years, but did not result in federal tax benefits in the calculation of the provision for income taxes for the 1991-1993 period. Consequently, the taxes due to foreign and state authorities were not offset by any U.S. federal income tax benefits in this period. As a result, the Company recorded a tax expense compared to pretax losses in 1993 and 1992 and a tax expense in excess of pretax income in 1991. The decline in taxes in 1993, from 1992, was due to lower foreign income.



				      17
PAGE

At the end of 1993, the Company's U.S. federal income tax returns for the years 1988 through 1990 were in the process of examination. Resolution of the years 1982-87 is pending with the Appeals Division of the Internal Revenue Service. The Company believes that adequate provision has been made for the possible assessments of additional taxes. However, there can be no assurance that federal income tax issues for the years 1982-1990 will be resolved in accordance with the Company's expectations.

In 1992, the Company adopted a new method of accounting for income taxes (see Cumulative Effect of Accounting Changes and Note 3 of Notes to Consolidated Financial Statements). The effect of this change on taxes provided against results of operations in 1993 and 1992 was immaterial.

Extraordinary Loss

In 1992, as part of its debt refinancing, the Company redeemed its Increasing Rate Notes and negotiated an amended bank credit agreement. These actions necessitated the write-off of related deferred debt issuance costs amounting to $7.6 without any net tax benefit in 1992.

Cumulative Effect of Accounting Changes

In 1992, the Company adopted the Financial Accounting Standards Board's Statements of Financial Accounting Standards (FAS) No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" and No. 109 "Accounting for Income Taxes". The cumulative effects of these adoptions were recognized in 1992, as of the beginning of the year. The adoption of FAS No. 106 resulted in a charge of $9.2 (net of taxes), while the adoption of FAS No. 109 resulted in a credit of $3.1. (See Note 3 of Notes to Consolidated Financial Statements.)

Intangible Assets

The Company regularly reviews the carrying values of long-lived assets for potential impairment based on earnings history and market conditions.
Impairment is determined by comparing the sum of the undiscounted future cash flows attributable to the businesses to which the intangible assets relate to the carrying value of all the assets attributable to such businesses. Under this analysis, the Company has determined that its intangible assets at present are not impaired. However, in the light of changing conditions in the markets of the businesses to which the intangible assets relate, including changes taking place in the aerospace and newspaper industries, the Company will continue to periodically assess the carrying values of its intangible assets using the analysis described above and other analyses as deemed appropriate, and may conclude at some point in the future that their value has been impaired.












				      18
PAGE

Liquidity and Capital Resources

Capital Resources

At December 26, 1993, cash totaled $31.9 compared with $38.6 at the end of 1992. During the fourth quarter of 1993 the Company reached an accord with its bank group to amend its credit agreement, enabling it to maintain compliance with the terms of its existing credit agreement. Under the amended credit agreement, during 1994 the Company will be able to borrow for general corporate purposes up to an additional $36.7. However, outstanding bank borrowings at the end of each fiscal quarter will be limited to between $9.7 and $16.7 above its year end 1993 bank borrowings of $200.1. In addition, $5.8 will be available for use in connection with the Duluth Superfund site. The Company believes that the revised credit agreement provides for adequate liquidity in 1994.

Based on the level of operating profit achieved in 1993, the Company believes that it will be unlikely that operating cash flow combined with the additional borrowing capacity available under the amended credit agreement will be sufficient to meet the Company's projected cash requirements in 1995 and 1996, which include long-term debt amortization of $24.7 in 1995 and $88.2 in 1996. The Company is evaluating alternative actions to refinance some or all of its long-term bank obligations in order to improve its financial flexibility beyond 1994.

Cash Flow (see Consolidated Statement of Cash Flows)

Cash inflows provided by operating activities were $8.0 and $23.4 in 1993 and 1991, respectively, while operating activities used cash of $7.2 in 1992. Excluding debt issuance costs related to the 1992 financing plan, cash inflows provided by operating activities were $4.8 in 1992. Cash inflows in 1992, excluding debt issuance costs, were down mainly due to lower operating earnings and increased working capital requirements.

Cash outflows used by investing activities were $13.1, $26.3 and $9.4, respectively, in 1993, 1992 and 1991. Included in 1993 and 1992 capital expenditures were expansion projects of $6.1 and $8.8, respectively. Expansion spending in 1993 included an additional annealing furnace to expand capacity at the Special Materials operation and a new production line for polyester strapping at Packaging. Expansion spending in 1992 included the implementation of advanced manufacturing techniques to further enhance the quality of Special Materials' atomized metal powders and the establishment of Aerospace Components' new Tulsa facility for repair of jet engine fan blades. Expansion spending in 1991 totaled $4.5 and included the purchase of a German production facility near Leipzig which, along with the establishment of new distribution centers, enhanced the Company's business in eastern Germany. Management believes that capital expenditures have been adequate to properly maintain the Company's businesses and provide for anticipated growth opportunities. At the end of 1993, the unexpended balance on approved capital expenditure projects was $6.0. The Company anticipates that 1994 capital spending will be approximately $20.0 which is expected to be funded by operations.



				      19
PAGE

Cash outflows used for financing activities were $1.3 and $21.8 in 1993 and 1991, respectively, while in 1992, a net cash inflow of $67.5 resulted from implementation of the 1992 debt refinancing. Outflows in 1991 represented scheduled amortization of long-term debt, but included the use of $7.5 of deferred term loan facilities.

Foreign Operations

The Company does business in a number of foreign countries, mainly through its Handling/Packaging Systems segment. The results of these operations are initially measured in local currencies, principally in British pounds, German marks, Canadian dollars, or Australian dollars and then translated into U.S. dollars at applicable exchange rates. The reported results of these operations are sensitive to changes in applicable foreign exchange rates and could have a material effect on the Company's results of operations. In 1993, the dollar was generally stronger against most European currencies than in 1992, resulting in a negative impact on sales of $35.7 and on operating income of $2.4. Fluctuations in foreign currency exchange rates in 1992 had very little effect on sales and operating income. (For additional information about the Company's operations by geographic area, see Note 8 of Notes to Consolidated Financial Statements.)

Effects of Inflation

The impact of inflation on the Company in recent years has not been material, and it is not expected to have a significant effect in the foreseeable future.































				      20
PAGE

The Interlake Corporation - Report of Management

The consolidated financial statements of The Interlake Corporation, presented on pages 23 through 26 of this annual report, have been prepared by management, which is responsible for their accuracy and integrity. They have been prepared in conformity with generally accepted accounting principles, consistently applied, and include informed judgments and estimates, as required. Other financial information in this annual report is consistent with the financial statements.

Interlake's system of internal controls is designed to provide reasonable assurance, at a justifiable cost, as to the reliability of financial records and reporting and the protection of assets. This system includes organizational arrangements with clearly defined lines of responsibility. Internal controls are monitored through recurring internal audit programs. Price Waterhouse, independent accountants, have examined Interlake's financial statements and their opinion appears below.

The Audit Review Committee of the Board of Directors, composed solely of outside directors, determines that management is fulfilling its financial responsibilities by meeting periodically with Price Waterhouse, the internal auditors and management to review accounting, auditing and financial reporting matters. The internal auditors and independent accountants have free and complete access to the Audit Review Committee.

Interlake has adopted formal corporate policies demanding high standards of ethical and financial integrity and has disseminated these policies to appropriate employees. Internal audit procedures have been developed to provide reasonable assurance that violations of these policies, if any, are detected.

/s/ John J. Greisch
Vice President - Finance, Treasurer and Chief Financial Officer

/s/ W. Robert Reum
Chairman, President and Chief Executive Officer

Report of Independent Accountants

To the Board of Directors and Shareholders of The Interlake Corporation:
In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of The Interlake Corporation and its subsidiaries at December 26, 1993 and December
27, 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 26, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of The Interlake Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence




				      21
PAGE
supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pensions and its method of accounting for income taxes in 1992.

/s/ PRICE WATERHOUSE

Chicago, Illinois
January 27, 1994












































				      22
PAGE

The Interlake Corporation
Consolidated Statement of Operations

For the Years Ended December 26, 1993, December 27, 1992 and December 29, 1991
(in thousands except per share data)

                            				       __1993___      __1992___       __1991___
Net Sales                              $ 681,330      $ 708,199       $ 714,742
Cost of Products Sold                    520,508        527,857         521,803
Selling and Administrative Expense       117,025        127,436         128,056
Unusual Items                                  -          2,523           3,344
Restructuring Charge                   ____5,611      ________-       ________-

Operating Income                          38,186         50,383          61,539

Interest Expense                          50,906         54,284          58,654
Interest Income                           (1,855)        (2,859)         (2,508)
Dividend Income                                -              -            (220)
Nonoperating Expense (see Note 17)     ____5,359      ______484       ____5,186

Income (Loss) Before Taxes on Income,
 Minority Interest, Extraordinary Loss
 and Accounting Changes                  (16,224)        (1,526)            427
Provision for Income Taxes             ____6,542      ____9,040       ___10,530

Income (Loss) Before Minority Interest,
 Extraordinary Loss and Accounting
 Changes                                 (22,766)       (10,566)        (10,103)
Minority Interest in Net Income
 of Subsidiaries                       ____3,196      ____3,424       ____3,641

Income (Loss) Before Extraordinary Loss
    and Accounting Changes               (25,962)       (13,990)        (13,744)
Extraordinary Loss on Early
 Extinguishment of Debt, Net of
 Applicable Income Taxes                       -         (7,567)              -
Cumulative Effect of Change
 in Accounting Principles              ________-      ___(6,141)      ________-

Net Income (Loss)                      $ (25,962)     $ (27,698)      $ (13,744)

Income (Loss) Per Share of Common Stock:
 Income (Loss) Before Extraordinary
 Loss and Accounting Changes           $   (1.18)     $   (0.84)      $   (1.31)
 Extraordinary Loss                            -          (0.46)              -
 Accounting Changes                    ________-      ____(0.37)      ________-
 Net Income (Loss)                     $   (1.18)     $   (1.67)      $   (1.31)

Average Shares Outstanding                22,027         16,754          10,484


(See notes to consolidated financial statements)



					  23
PAGE

The Interlake Corporation
Consolidated Balance Sheet - December 26, 1993 and December 27, 1992
(Dollars in thousands)
                                                 							   __1993___      ___1992__
Assets
Current Assets:
 Cash and cash equivalents                                 $  31,934      $  38,640
 Receivables, less allowances of $2,775
  in 1993 and $3,989 in 1992                                 107,861        129,370
 Inventories                                                  77,025         74,121
 Other current assets                                      ____9,720      ____9,454
    Total Current Assets                                   __226,540      __251,585
Goodwill and Other Assets:
 Goodwill, less accumulated amortization
  of $20,141 in 1993 and $18,646 in 1992                      38,916         42,905
  Other assets                                             ___61,888      ___60,583
    Total Goodwill and Other Assets                        __100,804      __103,488
Property, Plant and Equipment:
 Land                                                          6,729          6,863
 Buildings                                                    74,175         73,629
 Equipment                                                   284,060        265,025
 Construction in progress                                      4,222         15,319
 Less - depreciation and amortization                      _(219,495)     _(204,617)
Property, Plant and Equipment, net                         __149,691      __156,219
    Total Assets                                           $ 477,035      $ 511,292

Liabilities and Shareholders' Equity
Current Liabilities:
 Accounts payable                                          $  60,382      $  60,702
 Accrued liabilities                                          43,272         42,474
 Interest payable                                             13,913         13,341
 Accrued salaries and wages                                   14,713         13,759
 Income taxes payable                                         17,866         21,793
 Debt due within one year                                  ____2,525      ____6,727
    Total Current Liabilities                              __152,671      __158,796
Long-Term Debt                                             __440,610      __444,074
Other Long-Term Liabilities                                ___65,765      ___63,794
Deferred Tax Liabilities                                   ___19,771      ___20,233
Commitments and Contingencies                              ________-      ________-
Minority Interest                                          ___18,830      ___17,958
Preferred Stock - 2,000,000 shares authorized
  Convertible Exchangeable Preferred Stock - Redeemable,
  par value $1 per share, issued 40,000 shares                39,155         39,155
Shareholders' Equity:
 Common stock, par value $1 per share, authorized
  100,000,000 shares, issued 23,228,695 in 1993 and 1992      23,229         23,229
 Additional paid-in capital                                   30,248         30,271
 Cost of common stock held in treasury (1,202,000 shares
  in 1993 and 1,201,956 shares in 1992)                      (28,047)       (28,060)
 Retained earnings (Accumulated deficit)                    (253,215)      (227,252)
 Unearned compensation                                       (11,279)       (12,934)
 Accumulated foreign currency
  translation adjustments                                  __(20,703)     __(17,972)
    Total Shareholders' Equity                             _(259,767)     _(232,718)
    Total Liabilities and Shareholders' Equity             $ 477,035      $ 511,292

(See notes to consolidated financial statements)

					   24
PAGE

The Interlake Corporation
Consolidated Statement of Cash Flows
For the Years Ended December 26, 1993, December 27, 1992 and December 29, 1991
(in thousands)

                                           					      ___1993___    ___1992___      ___1991___

Cash Flows from (for) Operating Activities:
 Net income (loss)                                    $ (25,962)    $ (27,698)      $ (13,744)
 Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
   Restructuring charge                                   5,611             -               -
   Depreciation and amortization                         25,040        27,535          25,324
   Extraordinary item                                         -         7,488               -
   Debt issuance costs                                        -       (11,952)              -
   Accounting changes                                         -         6,141               -
   Nonoperating environmental matters                     4,750             -           6,000
   Other operating adjustments                           (7,231)       (4,412)          1,963
   (Increase) Decrease working capital:
     Accounts receivable                                 16,233        (6,469)           (754)
     Inventories                                         (4,190)       (3,616)          8,548
     Other current assets                                (1,642)          190           5,518
     Accounts payable                                       519         2,724           2,033
     Other accrued liabilities                           (2,708)       10,779         (11,773)
     Income taxes payable                             ___(2,432)    ___(7,866)      ______260
	 Total Working Capital Change                        ____5,780     ___(4,258)      ____3,832
Net Cash Provided (Used) by Operating Activities      ____7,988     ___(7,156)      ___23,375

Cash Flows from (for) Investing Activities:
 Capital expenditures                                   (14,540)      (24,588)        (13,472)
 Proceeds from disposal of PP&E                             284           636           2,344
 Acquisitions                                                 -        (2,319)         (5,472)
 Redemption of preferred stock received from
  1984 business disposition                                   -             -           6,000
 Divestitures                                                 -             -           2,160
 Other investment flows                               ____1,122     ________-       ___(1,007)
Net Cash Provided (Used) by Investing Activities      __(13,134)    __(26,271)      ___(9,447)

Cash Flows from (for) Financing Activities:
 Proceeds from issuance of long-term debt                   104       267,832         111,344
 Retirements of long-term debt                           (7,582)     (282,430)       (133,179)
 Proceeds from issuance of common stock                       -        41,759               -
 Proceeds from issuance of preferred stock                    -        39,155               -
 Other financing flows                                ____6,158     ____1,217       _______36
Net Cash Provided (Used) by Financing Activities      ___(1,320)    ___67,533       __(21,799)

Effect of Exchange Rate Changes                       _____(240)    ___(6,007)      ______(61)

Increase (Decrease) in Cash and Cash Equivalents         (6,706)       28,099          (7,932)

Cash and Cash Equivalents, Beginning of Year          ___38,640     ___10,541       ___18,473

Cash and Cash Equivalents, End of Year                $  31,934     $  38,640       $  10,541

(See notes to consolidated financial statements)

						 25
PAGE

The Interlake Corporation
Consolidated Statement of Shareholders' Equity
For the Years Ended December 26, 1993,December 27, 1992 and December 29, 1991
(in thousands)



			                        Common Stock        Common Stock         Retained      Unearned      Foreign
			                        and_Paid-In_Capital  Held_in_Treasury       Earnings      Compen-       Currency
                           Shares    Amount     Shares    Amount       (Deficit)     sation        Translation    Total
			                        ____________________________________________________________________________________________

Balance December 30, 1990  11,741    $ 11,741   (1,351)   $ (30,685)   $(182,654)    $ (16,064)    $ (9,146)    $(226,808)
Net income (loss)                                                        (13,744)                                 (13,744)
Stock incentive plans                               94        1,976       (2,010)          745                        711
ESOP transactions                                                                        1,207                      1,207
Translation loss           ______    ________   ______    _________    _________     _________     ____(831)    _____(831)

Balance December 29, 1991  11,741      11,741   (1,257)     (28,709)    (198,408)      (14,112)      (9,977)     (239,465)
Net income (loss)                                                        (27,698)                                 (27,698)
Sale of stock              11,488      41,759                                                                      41,759
Stock incentive plans                               55          649       (1,146)          273                       (224)
ESOP transactions                                                                          905                        905
Translation loss           ______    ________   ______    _________    _________     _________     __(7,995)    ___(7,995)

Balance December 27, 1992  23,229      53,500   (1,202)     (28,060)    (227,252)      (12,934)     (17,972)     (232,718)
Net income (loss)                                                        (25,962)                                 (25,962)
Stock incentive plans                     (23)                   13           (1)           46                         35
ESOP transactions                                                                        1,609                      1,609
Translation loss           ______    ________   _______   _________    _________     _________     ___(2,731)   ___(2,731)

Balance December 26, 1993  23,229    $ 53,477   (1,202)   $ (28,047)   $(253,215)    $ (11,279)    $ (20,703)   $(259,767)

(See notes to consolidated financial statements)





















							     26
PAGE

The Interlake Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 26, 1993, December 27, 1992 and December 29, 1991

(All dollar amounts in thousands except where indicated)

NOTE_1_-_Summary_of_Significant_Accounting_Policies

Principles of Consolidation - The consolidated financial statements include the accounts of all majority-owned domestic and foreign subsidiaries.

Cash Equivalents - The Company considers all highly liquid financial instruments with original maturities of three months or less to be cash equivalents and reports the earnings from these instruments as interest income.

Revenue Recognition - Revenue from sales is generally recognized when product is shipped, except on long-term contracts in the Handling/Packaging Systems segment, where revenue is accounted for principally by the percentage-of-completion method.

Deferred Charges - The Company periodically enters into long-term agreements with customers where tooling and other development costs are capitalized as Other Assets. These assets are then amortized during the production stage by the units of production method.

Inventories - Inventories are stated at the lower of cost or market value. Gross inventories valued on the LIFO method represent approximately 44% and 43% of gross inventories and 55% and 50% of domestic gross inventories at December 26, 1993 and December 27, 1992, respectively. The current cost of these inventories exceeds their valuation determined on a LIFO basis by $16,628 at December 26, 1993 and by $17,689 at December 27, 1992.

	 During 1993, 1992, and 1991, inventory quantities valued on the LIFO method were reduced, resulting in the liquidation of LIFO inventory quantities carried at lower costs that prevailed in prior years as compared with the costs of production for 1993, 1992, and 1991. As a result, pretax income from core operations in 1993, 1992, and 1991 was increased by $1,201, $1,948, and $4,643, respectively. Pretax income from non-core operations in 1991 was increased by $277.

    Inventories by category at December 26, 1993 and December 27, 1992 were:

                            				     __1993__    __1992__
Raw materials                        $ 13,443    $ 12,291
Semi-finished and finished products    54,795      53,082
Supplies                             ___8,787    ___8,748
                            				     $ 77,025    $ 74,121

Property, Plant and Equipment and Depreciation - For financial reporting purposes, plant and equipment are depreciated principally on a straight-line method over the estimated useful lives of the assets. Depreciation claimed for income tax purposes is computed by use of accelerated methods.



				      27
PAGE

	 Upon sale or disposal of property, plant and equipment, the asset cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposal is generally credited or charged to nonoperating income. (In 1992 and 1991, gains and losses on disposals related to the 1989 restructuring program [see Note 6] were included in operating income as unusual items.)

	 Expenditures for renewals and betterments which extend the originally estimated useful life of an asset or materially increase its productivity are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

	 Property, plant and equipment by category at December 26, 1993 and December 27, 1992 were:

                                    				__1993__      __1992__
At cost:
    Land                                $   6,729     $   6,863
    Buildings                              74,175        73,629
    Equipment                             284,060       265,025
    Construction in progress            ____4,222     ___15,319
					                                     369,186       360,836
    Less-Depreciation and amortization  _(219,495)    _(204,617)
		                                   			$ 149,691     $ 156,219

Goodwill - Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies and is amortized on a straight-line method over periods not exceeding thirty years. The Company carries its intangible assets at their purchase prices, less amortized amounts, but subject to regular review for impairment.

Foreign Currency Translation - The financial position and results of operations of the Company's foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included in the accumulated foreign currency translation adjustments account in shareholders' equity.

Foreign Exchange Contracts - The Company periodically enters into foreign exchange contracts to hedge inventory purchases and other transactions denominated in foreign currencies. Premiums received and fees paid on foreign exchange contracts are deferred and amortized over the period of the contracts. At December 26, 1993, the Company had outstanding currency contracts to exchange $2,995 for foreign currency (may include Canadian dollars, Australian dollars, deutsche marks, pounds sterling, Japanese yen and Belgian francs).
The Company's exposure to credit loss in the event of nonperformance by the other party to the financial guarantee is represented by the currency fluctuations related to the amounts to be exchanged; however, the Company does not anticipate nonperformance by the counterparties.






				      28
PAGE

Interest Rate Hedges - The Company utilizes various financial instruments to hedge its interest rate exposures (see Note 16). Interest expense increases or decreases are accrued as they occur and are settled on a quarterly basis. At current interest rates the Company has no exposure to credit loss.

Research and Development Expenses - Research and development expenditures for Company sponsored projects are generally expensed as incurred. Research and development expenses included in selling and administrative expenses were $2,153, $2,209, and $2,510 for the Engineered Materials segment in 1993, 1992, and 1991, respectively, and $1,092, $607, and $1,272 for the Handling/Packaging Systems segment in 1993, 1992, and 1991, respectively.

NOTE_2_-_Restructuring_Charge

During 1993, the Company identified restructuring charges totaling $5,611 associated with the closure of several small facilities, personnel reductions which relate primarily to the European Handling operations, and the write-off of non-performing equipment and inventory.

NOTE_3_-_Cumulative_Effect_of_Changes_in_Accounting_Principles

In the fourth quarter of 1992, the Company changed its method of accounting for postretirement benefits and income taxes by adopting pronouncements of the Financial Accounting Standards Board which are mandatory for fiscal years beginning after December 15, 1992. The one-time cumulative effect of these new accounting standards on income was a net charge of $6,141 which was reported retroactively to the beginning of fiscal 1992. Such accounting changes did not affect cash flows in 1992 and will not affect future cash flows.

	 The Company provides certain medical and life insurance benefits to qualifying domestic retirees. In 1992, the Company changed its method of accounting for these postretirement benefits by adopting the Financial Accounting Standards Board's Statement of Financial Accounting Standards (FAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This change recognized the difference between the estimated accumulated postretirement benefit obligation under FAS No. 106 ($34,477) and the obligation accrued under the Company's previous accrual method ($20,439) by making a charge against income of $14,038 ($9,265 after taxes, equivalent to $.56 per share) retroactively to the beginning of the fiscal year.

	 In 1992, the Company changed its method of accounting for income taxes by adopting the Financial Accounting Standards Board's FAS No. 109, "Accounting for Income Taxes". In making this change, the Company recognized the cumulative effect of the difference in accounting methods as a $3,124 credit to earnings (equivalent to $.19 per share) retroactive to the beginning of the fiscal year.

NOTE_4_-_Financing_Plan

During 1992, the Company consummated a comprehensive Financing Plan. The plan was designed to increase the Company's ability to meet working capital requirements, to make capital expenditures, and to take advantage of improved economic conditions and future business opportunities.




				      29
PAGE

	 To implement the Financing Plan, the Company:

	 a) sold $40,000 of convertible exchangeable preferred stock receiving net proceeds of $39,155 (see Note 12);
	 b) sold 11,488,000 shares of common stock (including the underwriters' over-allotment option) receiving net proceeds of $41,759 (see Note 13);
	 c) sold $220,000 of 12 1/8% Senior Subordinated Debentures due in 2002 receiving net proceeds of $212,463 (see Note 15);
	 d) entered into an agreement with its bank group which amended and restated the Company's bank credit agreement to modify payment and other terms; and
	 e) redeemed $200,000 of Subordinated Increasing Rate Notes for $200,708 (including accrued interest) and repaid $51,074 of long-term bank debt (see Note 15).

	 The 1992 Financing Plan was designed to increase the Company's equity base, fix the rate of interest and extend the maturity of its subordinated debt. The bank credit agreement was also amended to defer scheduled repayments and adjust the terms of covenants.

NOTE_5_-_Extraordinary_Loss

The 1992 Financing Plan included an early extinguishment of debt, reflecting the redemption of the Company's Increasing Rate Notes and the comprehensive amendment and restatement of its original 1989 Credit Agreement. This necessitated the write-off of issuance costs related to this previously outstanding indebtedness which were originally deferred so that they could be expensed over the original lives of such indebtedness. This resulted in an extraordinary loss of $7,567 without any currently usable tax benefit in 1992 (equivalent to $.46 per share).

	 The cash flow impact of the early extinguishment of debt was immaterial. However, new debt issuance costs related to the amendment and restatement of the bank credit agreement and the issuance of the 12 1/8% Senior Subordinated Debentures had a negative cash flow consequence of $11,952 which was deducted in determining net cash provided (used) by operating activities in the Consolidated Statement of Cash Flows.

NOTE_6_-_Unusual_Items

During 1989, the Company adopted a restructuring program which modified its strategic operating plan. The modified strategic operating plan identified certain businesses and Corporate assets to be disposed of (the Designated Asset Sale Program) and implemented major Corporate cost reductions. Most of the designated businesses were sold or shut down in 1990. Additional costs of $2,523 and $3,344 were provided for in 1992 and 1991, respectively, reflecting unfavorable adjustments with respect to non-core businesses designated to be divested including losses on disposition of assets. These divestitures were completed in 1993.







				      30
PAGE

NOTE_7_-_Acquisitions

In 1989, the Company and certain of its subsidiaries acquired 80% interests in Power Industries, Ltd. of Maidenhead, England and Power Strap, Inc. of Cleveland, Ohio, along with its wholly owned subsidiary Power Polystrap of Jacksonville, Florida, which was sold in 1990. The Company accounted for this acquisition using the purchase method. Earn-out payments (based on performance) were made in 1992, 1991, and 1990 for $275, $28, and $3,961, respectively, and are being amortized on a straight-line basis over seven, eight, and nine year periods, respectively. In 1990, Power Strap, Inc. changed its name to InterPower Packaging Corporation ("InterPower"). The remaining 20% interests in InterPower and Power Industries, Ltd. were acquired in July, 1992 and November, 1991, respectively, for $2,045 and $5,472, respectively, with related increases in goodwill of $1,752 and $4,387, respectively. InterPower has since been merged into the Interlake Packaging Corporation.

NOTE_8_-_Business_Segment_Information

The Company operates in two segments, each of which is composed of products which have a similar strategic emphasis. The two business segments are:

Engineered Materials - includes Special Materials, which produces ferrous metal powder used to manufacture precision parts, and Aerospace Components, which manufactures precision jet engine components and repairs jet engine fan blades.

Handling/Packaging Systems - comprised of the Company's Handling operations, which design, manufacture and sell storage rack, shelving and related equipment primarily for use in warehouses, distribution centers and for other storage applications; and the Company's Packaging operations, which design and sell machinery for applying strapping and stitching wire, and also supply strapping and stitching wire for use in such machines.

    The accompanying tables present financial information by business segment for the years 1993, 1992, and 1991. Operating profit consists of net sales of the segment less all costs and expenses related to the segment. "Corporate Items" includes net interest expense and other items which are not related to either of the two business segments. "Corporate Items" includes special nonoperating charges of $4,750 and $6,000 for environmental matters in 1993 and
1991, respectively (see Note 17).   Total assets by business segment consist of
those assets used directly in the operations of each segment. Corporate net assets consist principally of cash, nonoperating investments, prepaid pension cost and liabilities related to closed plants and discontinued operations.















				      31
PAGE

Information_About_the_Company's_Business_Segments
The operating profits of specific segments were increased (decreased) by the following significant items:

							                                                   Handling/
					                                   Engineered        Packaging
                                					   _Materials_       _Systems_
						                                          (in millions)
1993
 Restructuring charge                      $ (1.8)           $ (3.8)
 Liquidation of LIFO inventory quantities       -               1.2
1992
 Businesses to be divested*                $    -            $ (2.5)**
 Liquidation of LIFO inventory quantities      .4               1.5
1991
 Businesses to be divested*                $    -            $ (3.3)**
 Liquidation of LIFO inventory quantities      .5               4.1

*   Businesses to be divested under the Designated Asset Sale Program
    (see Note 6).
**  Included in unusual items.

								                                                           Assets       Depreciation
						                                               Operating     at Year          and          Capital
	                     		      Year     Net_Sales(a)   _Profit       __End        Amortization   Expenditures
                                                   								(in millions)
Engineered Materials          1993       $192.5       $ 24.5        $178.3          $ 12.2         $  9.0
			                           1992        190.0         29.6         173.5            11.8           15.5
			                           1991        192.4         32.4         162.6            11.8            6.5

Handling/Packaging Systems    1993        488.8         15.3         265.6            12.6            5.5
                      		      1992        518.2         21.5         279.4            15.5            9.1
			                           1991        522.3         30.4         296.6            13.3            7.0

Corporate Items/Eliminations  1993            -        (56.0)         33.1              .2              -
                     			      1992            -        (52.6)         58.4              .2              -
			                           1991            -        (62.4)         18.9              .2              -

Consolidated                  1993        681.3        (16.2)        477.0            25.0           14.5
                     			      1992        708.2         (1.5)        511.3            27.5           24.6
			                           1991        714.7           .4         478.1            25.3           13.5

(a) includes sales in                                               _1993_          _1992_         _1991_
    - Engineered Materials:                 Special Materials       $131.5          $122.5         $114.5
                                   					    Aerospace Components      61.0            67.5           77.9
    - Handling/Packaging Systems:           Handling                 366.7           395.3          392.0
					                                       Packaging                122.1           122.9          130.3








						     32
PAGE

The following table presents information about the Company's operations by geographic area. Transfers between geographic areas, which are all in the Handling/Packaging Systems segment, are made at prices which approximate the prices of similar items sold to distributors. Operating profit by geographic area is the difference between net sales attributable to the area and all costs and expenses related to the geographic area. Total assets consist of those assets used directly in the operations in the geographic areas shown. Export sales to unaffiliated customers included in the United States' sales are not material. Sales to domestic and foreign government agencies are not material.

Information_About_the_Company's_Operations_by_Geographic_Region
The operating profits by geographic area were increased (decreased) by the following significant items:

                           							                         Canada &
                       	      United_States     Europe     Australia
					                                      (in millions)
Restructuring charge
    1993                         $(3.8)         $(1.1)     $  (.7)
Businesses to be divested*
    1992**                           -           (1.6)        (.9)
    1991**                          .9              -        (4.2)
Liquidation of LIFO inventory
 quantities
    1993                             -            1.1          .1
    1992                           1.1             .7          .1
    1991                           3.1            1.3          .2

*   Businesses to be divested under the Designated Asset Sale Program
    (see Note 6).
**  Included in unusual items.

			                                          ______Net_Sales______
					                                       Inter-     Operating  Assets at
               	       Year   Customers   geographic   __Profit_  Year-End_
					                                       (in millions)
United States          1993     $390.0      $ 2.6      $ 28.3     $275.1
		                     1992      363.5        3.6        32.7      274.4
               	       1991      364.0        5.8        44.2      255.7

Europe                 1993      206.5        1.4         8.5       94.7
              		       1992      256.5        1.2        15.7      106.3
		                     1991      254.9        2.4        19.0      125.0

Canada and Australia   1993       84.8        1.2         3.0       74.1
              		       1992       88.2        2.2         2.7       72.2
               	       1991       95.8        1.1         (.4)      78.5

Corporate Items/
 Eliminations          1993          -       (5.2)      (56.0)      33.1
              		       1992          -       (7.0)      (52.6)      58.4
		                     1991          -       (9.3)      (62.4)      18.9

Consolidated           1993      681.3          -       (16.2)     477.0
              		       1992      708.2          -        (1.5)     511.3
		                     1991      714.7          -          .4      478.1

				      33
PAGE

NOTE_9_-_Income_Taxes

Provisions for income taxes were calculated according to the precepts of FAS No. 109 in 1993 and 1992 and according to Accounting Principles Board Opinion No. 11 "Accounting for Income Taxes" in 1991. The balance sheet effects related to the retroactive adoption of FAS No. 109 as of the beginning of 1992 were decreased short-term assets of $8,260, increased short-term liabilities of $7,314, increased long-term assets of $22,323, and decreased long-term liabilities of $1,148.

	 Pretax income (loss) consisted of:

                      			      __1993__    __1992__    __1991__
    Domestic                  $(25,482)   $(16,854)   $(14,363)
    Foreign                   ___9,258    __15,328    __14,790
                     			      $(16,224)   $ (1,526)   $    427

	 The provisions for taxes on income consisted of:

                      		      __1993__    __1992__    __1991__
Current:
    U.S. Federal              $    602    $ 1,080     $ 2,041
    State                        2,343        689       1,674
    Foreign                   ___3,697    __8,614     __6,856
    Total                     ___6,642    _10,383     _10,571

Deferred:
    U.S. Federal                     -          -           -
    State                            -          -           -
    Foreign                        (31)       121         (41)
    Translation adjustment    _____(69)   _(1,464)    ______-
    Total                     ____(100)   _(1,343)    ____(41)

Tax Provision                 $  6,542    $ 9,040     $10,530

	 In 1993, 1992, and 1991, high levels of net interest expense caused domestic losses which were not currently eligible for federal tax benefits. As a result, U.S. federal taxes in 1993, 1992, and 1991 were essentially the result of tax adjustments related to earlier years. The benefit of the federal tax net operating loss carryforwards and alternative minimum tax carryforwards were $10,450 and $2,078, respectively, and will not begin to expire until 2005. (Existing losses can be carried forward and tax benefits realized in future years to the extent that domestic income is earned.)

	 State and foreign taxes were essentially the result of income earned in those jurisdictions. Actual cash disbursements for income taxes and other tax assessments were $8,586, $16,151, and $13,369 in 1993, 1992, and 1991, respectively. Because of the Company's tax situation in 1993, 1992, and 1991, effective tax rate analysis would not be meaningful.









				      34
PAGE

	 Deferred tax liabilities and assets are comprised of the following:

                            				      __1993__        __1992__
Deferred tax liabilities
    Depreciation                      $ 19,771        $ 20,233
    Other                             ___3,156        ___4,068
				                                  $ 22,927        $ 24,301
Deferred tax assets
    Deferred employee benefits        $ 16,400        $ 16,266
    Net operating loss carryforward     12,681           9,386
    AMT carryforwards                    2,078           2,303
    Inventory                            4,188           4,510
    Recapitalization costs               2,419           2,709
    Environmental reserves               2,884           2,230
    Other                             ___5,681        ___3,959
					                                   46,331          41,363
Valuation allowances                  _(23,489)       _(17,178)
				                                  $ 22,842        $ 24,185

	 As of December 26, 1993, U.S. federal income tax returns for the years 1988 through 1990 were in the process of examination. Resolution of years 1982-1987 is pending with the Appeals Division of the Internal Revenue Service. The Company believes that adequate provision has been made for possible assessments of additional taxes.

	 No provision has been made for U.S. income taxes on approximately $25,648 of undistributed earnings of foreign subsidiaries. Due to federal tax loss carryforwards and foreign tax credits, the Company anticipates that no material tax cost will be incurred upon distribution of these earnings.

NOTE_10_-_Pensions

The Company has various defined benefit and defined contribution pension plans which between them cover substantially all employees.

	 The provision for defined benefit pension costs includes current costs, interest costs, actual return on plan assets, amortization of the unrecognized net asset existing at the date of transition and net unrealized gains and losses. Benefits are computed based mainly on years of service and compensation during the latter years of employment. Company contributions are determined according to the funding requirements set forth by ERISA.

	 Approximately two-thirds of the Company's defined benefit plans relate to foreign locations which are denominated in currencies other than U.S. dollars. The following table sets forth the funded status of the ongoing, domestic and foreign defined benefit plans and the amounts included in the year-end balance sheet. The Company's plans were generally overfunded and the underfunded plans which existed were not significant.









				      35
PAGE

                                          						       __1993__    __1992__
Plan assets at fair value                              $142,009    $122,190
Actuarial present value of accumulated benefit obligation:
	 Vested benefits                                       110,693      98,369
	 Non-vested benefits                                  _____907    _____757
				                                                 			111,600      99,126
Effect of assumed future compensation increases        __10,010    ___9,780
Projected benefit obligation for service to date       _121,610    _108,906
Plan assets in excess of projected benefit obligation  __20,399    __13,284
Items not yet recognized in earnings:
	 Unrecognized net asset at December 28, 1986
	 (being recognized over 15 years)                       15,704      17,853
	 Unrecognized net actuarial gain (loss)                  3,834      (4,785)
	 Unrecognized prior service cost                      __(5,033)   __(4,539)
						                                                 __14,505    ___8,529
Prepaid (Accrued) pension liability                    $  5,894    $  4,755

    Net pension cost (income) included in operating income for these plans consists of the following components:
                                           						   __1993__      __1992__       __1991__
Service cost                                           3,068         3,232          3,357
Interest cost                                          9,298         9,596          8,961
Actual return on plan assets [(income) loss]         (12,107)       (9,923)       (14,134)
Net amortization and deferred items                _____(434)    ___(3,177)     ____1,545
Net pension cost (income)                          $    (175)    $    (272)     $    (271)
Assumptions used in the computations:
  Assumed discount rate                                  7-9%          7-9%           7-9%
  Expected long-term rate of return on plan assets       7-9%          7-9%           7-9%
  Rate of increase in future compensation levels         4-6%          5-7%           5-7%

























					     36
PAGE

    Pension plan assets are primarily invested in common and preferred stock, short and intermediate term cash investments, and corporate bonds.

	 The expense for the Company's defined contribution pension plans was $2,267, $2,307, and $2,332 in 1993, 1992, and 1991, respectively. Annual contributions to defined contribution plans are equal to the amounts accrued during the year.

	 In 1989, the Company established a non-contributory, defined contribution employee stock ownership plan (ESOP) covering all domestic employees not covered by collective bargaining agreements. Company contributions are allocated to participants based on the ratio each participant's compensation bears to the total compensation of all eligible participants. The Company makes contributions to the plan in the amount necessary to enable the plan to make its regularly scheduled payments of principal and interest on its term loan under the bank credit agreement (see
Note 15). Amounts charged to employee benefits and interest during the year totalled $1,508 and $703, respectively, in 1993, $1,307 and $846, respectively, in 1992, and $1,207 and $1,254, respectively, in 1991.

NOTE_11_-_Postretirement_Benefits_Other_Than_Pensions

The Company has unfunded postretirement health care and death benefit plans covering certain domestic employees. Effective as of the beginning of 1992, the Company adopted FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", for these domestic retiree benefit plans. Under FAS No. 106, the Company is required to accrue the estimated cost of retiree benefit payments, other than pensions, during the employee's active service period. The cost of postretirement benefits historically has been actuarially determined and accrued over the working lives of employees expected to receive benefits with prior service costs being accrued over periods not exceeding twenty-five years.

	 The Company elected to recognize this change in accounting on the immediate recognition basis. The difference between the estimated accumulated postretirement benefit obligation under FAS No. 106 ($34,477) and the unfunded obligation accrued under the Company's previous accounting method ($20,439) was charged against earnings as of the beginning of fiscal 1992 ($14,038). The related balance sheet effect was an increase to long-term liabilities of $14,038.

	 The following table sets forth the status of the plans, reconciled to the accrued postretirement benefit cost recognized in the Company's balance sheet.

                                                  							 __1993__    __1992__
    Accumulated postretirement benefit obligation:
	 Retirees                                               $ 26,171    $ 26,178
	 Fully eligible active plan participants                   2,436       3,419
	 Other active plan participants                         ___2,245    ___5,870
    Total accumulated postretirement benefit obligation    30,852      35,467
    Unrecognized prior service cost                         2,341           -
    Unrecognized gain (loss)                             ___1,511    _____(25)
    Accrued postretirement benefit cost                  $ 34,704    $ 35,442


				      37
PAGE

Net periodic postretirement benefit cost included the following components:

                                                 							 _1993_        _1992_

    Service cost on benefits earned                      $   242       $   464
    Interest cost on accumulated postretirement
     benefit obligation                                    2,389         2,808
    Unrecognized prior service cost                         (123)            -
    Unrecognized (gain) loss                             ____(57)      ______-
    Net periodic postretirement benefit cost
     charged to results from operations                  $ 2,451       $ 3,272

	 For measuring the expected postretirement benefit obligation, a 15% annual rate of increase in the per capita claims cost was assumed for 1993. This rate was assumed to decrease 1% per year to 6% in 2002 and remain at that level thereafter. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at December 31, 1993 and 8.5% at December 31, 1992.

	 If the health care cost trend rate were increased 1%, the accumulated postretirement benefit obligation as of December 31, 1993 would have increased by 7%. The effect of this change on the aggregate of service and interest cost for 1993 would be an increase of 6%.

	 The provision for postretirement benefits other than pensions included in operating income was $167, $1,958, and $1,505 in 1993, 1992, and 1991, respectively. In 1993, costs were down from 1992 because of benefit changes made by the Company in the second quarter which resulted in a curtailment gain of $1,141. The provision for such costs included in nonoperating income was $1,143, $1,314, and $225 in 1993, 1992, and 1991, respectively. The increase in costs between 1992 and 1991 was largely the result of increased per capita claims cost (caused by an increase in actual claims experience) and nonrecurrence of favorable nonoperating accrual adjustments.

NOTE_12_-_Convertible_Exchangeable_Preferred_Stock

In connection with the 1992 Financing Plan, the Company issued 40,000 shares of Series A Preferred Stock. The preferred stock is convertible into common stock at an initial conversion price of $6.50 per share and bears a 9% per annum dividend payable semi-annually beginning December 31, 1992. To the extent dividends are not paid in cash on a semi-annual dividend payment date, an adjustment will be made which reduces the per share conversion price. Upon such an adjustment, all accrued and unpaid dividends on the shares of preferred stock through the date of adjustment will cease to be accrued and unpaid. Due to restrictions in the bank credit agreement and the indenture under which the Senior Subordinated Debentures were issued, it is not expected that cash dividends will be paid on the preferred stock for the foreseeable future. Accordingly, it is expected that the conversion price of the preferred stock will decline approximately 4.5% on each semi-annual dividend payment date, resulting in an increase in the aggregate number of shares of common stock issuable upon conversion of the preferred stock. As a result of the operation of these dividend adjustment provisions of the preferred stock, the conversion price of the preferred stock was reduced to $5.67 per share as of December 31, 1993. In addition, to the extent dividends are not paid on the preferred stock in cash, the liquidation preference on the preferred stock will increase at a rate of 9% per year, compounded semi-annually.


				      38
PAGE

NOTE_13_-_Shareholders'_Equity

In connection with the 1992 Financing Plan, the Company sold 11,488,000 shares (including the underwriters' over-allotment option) of common stock, par value $1 per share, in an underwritten public offering at an initial public offering price of $4.00 per share. The net proceeds of this sale of $41,759 were added to common stock and additional paid-in capital in the amounts of $11,488 and $30,271, respectively. Each share of common stock has the right to one vote per share on all matters submitted to a vote of the shareholders of the Company.

	 A new class of Non-Voting Common Stock with a par value of $1 per share was created, of which 15,000,000 shares were authorized and none have been issued. Shares of Non-Voting Common Stock would not entitle the holder thereof to any votes except as otherwise provided or as required by law.

	 No dividend payments were made in 1993, 1992, and 1991 and, due to restrictions in the bank credit agreement and the indenture for the Senior Subordinated Debentures, it is not expected that cash dividends will be paid in the foreseeable future.

	 The Company established an ESOP in 1989 with an initial contribution of 10,000 shares, followed by the sale of 1,100,000 shares to the ESOP. Under a related stock purchase program, Interlake undertook to purchase the lesser of 1,100,000 shares or the number of shares purchasable for $16,088 in the open market or in privately negotiated transactions. As of December 26, 1993 a total of 893,739 shares had been acquired at a cost of $11,083, unchanged from the prior year end.

	 Unearned compensation represents estimated future charges to income by reason of the ESOP and stock awards previously granted. Principal and interest payments on the ESOP borrowings are charged against earnings as employee compensation and interest expenses, respectively. Payments are made to the ESOP trustee which pays the principal and interest to the banks and uses the amount of such payments to determine the allocation of Interlake common shares to the employee participants' accounts.

	 In 1989, the Board of Directors declared a stock right dividend distribution. The purpose of these rights is to protect the Company against certain unfair and abusive takeover tactics. In certain circumstances, shareholders, other than the holder of 15% or more of Interlake's stock, have the right to purchase Interlake stock from Interlake for less than its market price. In certain circumstances, Interlake shareholders can purchase, for less than market value, shares of a company which acquires The Interlake Corporation.

NOTE_14_-_Stock_Incentive_Plans

The Company has in place two stock incentive programs adopted by its Board of Directors and approved by the shareholders - the 1986 Stock Incentive Program (the "1986 Program") and the 1989 Stock Incentive Program (the "1989 Program" and, together with the 1986 Program, the "Stock Incentive Programs"). The Stock Incentive Programs provide for the grant of awards of and options for shares of the Company's common stock to officers, key employees and outside directors of the Company and its subsidiaries. The 1989 Program also provides for the grant of shares of common stock in lieu of cash bonuses and the 1986 Program also provides for the grant of stock appreciation rights.
				      39
PAGE

    A summary of stock option activity under the Stock Incentive Programs follows:

				                                ________1993_______   _______1992________
					                                           Average               Average
                             				   _Shares_    _Price_   _Shares_    _Price_
Stock Options:
    Outstanding-beginning of year  1,331,955   $6.81     1,419,221   $13.47
    Granted                          106,000    4.09       857,250     4.25
    Exercised                              -       -             -        -
    Canceled or expired            _(249,793)   8.77     _(944,516)   14.49
    Outstanding-end of year        1,188,162    6.15     1,331,955     6.81
    Exercisable-end of year          427,937    9.95       494,705    11.56

Available shares                     796,655               652,818

NOTE_15_-_Long-Term_Debt_and_Credit_Arrangements

Long-term debt of the Company consists of the following:

				                            December 26,          December 27,
				                            ____1993____          ____1992____

Senior Subordinated Debentures     $ 220,000             $ 220,000
Term Loans                            94,136                94,258
Delayed Draw Term Loan                11,125                11,716
Deferred Term Loans                    7,500                 7,500
Revolving Loans                       76,031                76,171
ESOP Note                             11,261                12,870
Obligations under long-term
 lease agreements                     10,230                11,155
Pollution control and industrial
 development loan agreements          12,150                15,650
Other                              ______702             ____1,481
				                                 443,135               450,801
Less-current maturities            ____2,525             ____6,727
				                               $ 440,610             $ 444,074



















				      40
PAGE

	 During 1992, the Company implemented a comprehensive Financing Plan which included sale of $220,000 of 12 1/8% Senior Subordinated Debentures due in 2002, redemption of $200,000 of subordinated increasing rate notes, repayment of $51,074 of long-term bank debt, and entering into an agreement with its bank group which amended and restated the Company's bank credit agreement to modify payment and other terms. Certain terms of the agreement were further modified in 1993.

	 At the end of 1993, the bank credit agreement provided facilities for term loans of $118,545, revolving loans of up to $97,031, and ESOP loans of $11,261. Principal repayments for term and revolving loans are due in varying annual amounts from 1995 through 1998. Principal amounts for ESOP loans are due in varying amounts through 1999.

	 Under the terms of the bank credit agreement, the Company pays a commitment fee of 1/2 percent on unused credit facilities and, in 1994, has the option to borrow funds under the revolving and term facilities at the prime rate plus 1 3/4 percent, or various London Interbank Offered Rates (LIBOR) plus
2 3/4 percent, with such rates adjusted periodically.   The bank credit
agreement borrowing rates at December 26, 1993 ranged from 5.6875% to 8.4375%. The bank credit agreement also required the Company to enter into long-term interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate long-term debt. At the end of 1993, the Company had interest rate hedging arrangements limiting interest rates on $134,000 of debt under the bank credit agreement to 8.55% plus the applicable spread. The expiration dates of the various interest rate hedging arrangements correlate to the original schedule of principal term loan repayment dates and extend, on a declining basis, through the final maturity of the term loans.

	 The long-term lease obligations relate principally to capitalized pollution control facilities. The interest rates on these obligations vary from 6.125% to 7.875%. Principal repayments are due in varying amounts through 2002.
	 The Company has borrowed funds under several loan agreements with state and county pollution control and industrial development authorities to finance certain environmental and facility expansion and improvement projects. Interest rates on these obligations vary from 6.25% to 7.125%. Principal repayments are to be made in various amounts from 1998 to 2009. At the time of the spin-off of Acme Metals, Inc. from the Company in 1986, Acme assumed an obligation to pay the Company for pollution control bonds related to its facilities, which are currently outstanding for $6,000.

	 The schedule of debt repayment requirements for the five years following 1993 are as follows:

				   1994        $ 2,525
				   1995         24,709
				   1996         88,178
				   1997         79,848
				   1998         11,412






				      41
PAGE

	 Under the bank credit agreement the Company is limited in its ability to pay cash dividends and repurchase its common stock. There are no plans to pay dividends in the immediate future and stock repurchases will be limited to those related to the ESOP. In addition to scheduled repayments of debt, the bank credit agreement requires certain mandatory prepayments in connection with asset dispositions, issuances of stock, incurrence of indebtedness and generation of annual excess cash flows. The bank credit agreement contains covenants relating to earnings before interest, taxes and depreciation and amortization, capital expenditures and net worth, and limits the amount of revolving loan balance outstanding. Substantially all of the Company's assets are pledged under the bank credit agreement.

	 Actual cash disbursements for interest were $48,326, $41,179, and $59,551 in 1993, 1992, and 1991, respectively.

	 At December 26, 1993 the Company had unamortized deferred debt issuance costs of $9,978 which are being amortized as part of interest expense over the lives of the related debt issues.

	 Under the amended credit agreement, during 1994 the Company will be able to borrow for general corporate purposes up to an additional $36,700. However, outstanding bank borrowings at the end of each fiscal quarter will be limited to between $9,700 and $16,700 above its year end 1993 bank borrowings of $200,100. In addition, $5,784 will be available for use in connection with the Duluth Superfund site.

NOTE_16_-_Fair_Value_of_Financial_Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

	 Cash and cash equivalents - The carrying amount approximates fair value because of the short maturities of such instruments.

	 Other assets - The fair values for financial instruments included in other assets were estimated based on quoted market prices for the same or similar issues.

	 Long-term debt (See Note 15) - The interest rate on the Company's bank debt is reset every quarter to reflect current market rates. Consequently, the carrying value of the bank debt approximates fair value. The fair values of the long-term debt, other than bank debt, were estimated based on quoted market prices for the same or similar issues.

	 Convertible exchangeable preferred stock (See Note 12) - The fair value of the preferred stock, which was issued in a private placement, is estimated at carrying value as such stock is not traded in the open market and a market price is not readily available.

	 Foreign exchange contracts (See Note 1) - The fair value associated with the foreign currency contracts has been estimated by valuing the net position of the contracts using spot rates as of the end of the fiscal year.




				      42
PAGE

	 Interest rate swap agreements (See Note 15) - The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that the Company would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the present creditworthiness of the swap counterparties. Under the restrictions of the bank credit agreement, the Company does not expect to cancel these agreements, and expects them to expire as originally contracted.

	 The estimated fair values of the Company's financial instruments are as follows:

					                                          December 26,
					                                      _______1993__________
					                                      Carrying       Fair
                                   					   _Amount_      _Value_

Cash and cash equivalents                  $ 31,934      $ 31,934
Other assets*                                 6,942         6,996
Long-term debt**                            432,905       435,754
Convertible exchangeable preferred stock     39,155        39,155
Foreign currency contract assets                  -           (75)
Interest rate swap liabilities                1,824        12,226

*   Includes current maturities
**  Includes current maturities and excludes capitalized long-term leases

NOTE_17_-_Environmental_Matters

The Company has been identified by the United States Environmental Protection Agency and the Minnesota Pollution Control Agency ("MPCA") as a potentially responsible party in connection with the investigation and remediation of a site on the St. Louis River in Duluth, Minnesota. The Site has been listed on the National Priorities List (also known as the "Superfund" list) pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). The iron and steel division of a predecessor of the Company operated a facility on a portion of the Site before shutting it down in 1961.

	 In the fall of 1993, the Company completed the excavation and removal of certain tar seeps located on the portion of the Site owned by the Company's predecessors, thereby complying with the terms of a Request for Response Action
(RFRA) issued by the MPCA in March 1991 with respect to the tar seeps operable unit, one of three operable units identified by the MPCA at the Site.

	 In May, 1993, the MPCA issued a Request for Response Action (RFRA) to the Company requesting it to undertake, for the portion of the Site owned and operated by its predecessors, studies and remedial actions for the second operable unit being addressed, the soils operable unit. The Company has commenced these studies, including a study outlining a broad range of remedial alternatives and associated costs. The alternatives favored by the Company assume that the Site will be used for industrial purposes, and the costs of those alternatives range from approximately $1,500 to $4,000. Other possible alternatives assume that the Site will be used for residential purposes, and the costs of those alternatives may be significantly higher than the industrial use alternatives. The Company expects to oppose the selection of any remedy that assumes future residential use of the Site.



				      43
PAGE

	 In December 1993, the Company and other potentially responsible parties received a letter from the MPCA informing them that it intends to issue another Request for Response Action requesting that they undertake studies and remedial action for the third and final operable unit, the underwater sediments operable unit. The scope of these studies and remedial action have yet to be defined.

	 During 1991, the Company reviewed all of its environmental matters involving nonoperating locations and took a special charge of $6,000, $4,500 of which was attributable to its estimate at that time of its share of the potential costs related to the Site. This estimate was partially based on the Company's expectation that it would not be identified as a responsible party for underwater sediments in Stryker Bay, an embayment which is a portion of the Site. Based on its experience at the Site since that time, including the completion of the tar seeps remediation, substantial investigation of the soils, and the indication of the MPCA that it intends to issue a RFRA identifying the Company as a responsible party for the underwater sediments, including those in Stryker Bay, the Company has taken an additional special charge of $3,850 for environmental matters in the fourth quarter of fiscal year 1993. This charge is based on the Company's estimate of the likely costs to complete remediation of the soils at the Site consistent with industrial use alternatives, and the likely costs of further investigation of the underwater sediments. The charge does not attempt to account for potential costs of remediation of the underwater sediments, which the Company believes are not reasonably determinable absent further investigation and indication by governmental agencies as to what level of remediation, if any, will be required.

	 Based on information available as of December 26, 1993, including an evaluation of all locations where the Company may have environmental liability, including the Site, the Company believes that, except as indicated above with respect to the underwater sediments at the Site, the costs of known environmental matters either have been fully provided for or are unlikely to have a material adverse effect on the Company's business or consolidated financial condition.

NOTE_18_-_Commitments_and_Contingencies

The Company is engaged in certain routine litigation arising in the ordinary course of business. Based upon its evaluation of available information, management does not believe that any such matters are likely, individually or in the aggregate, to have a material adverse effect upon the Company's business or consolidated financial condition.














				      44
PAGE

NOTE_19_-_Quarterly_Results_(Unaudited)

Quarterly results of operations for 1993 and 1992 were as follows:

(in millions except per share data)

					                                           1st           2nd            3rd           4th
                                   					      Quarter       Quarter        Quarter       Quarter
1993
    Net sales
	     Engineered Materials                    $ 51.5        $ 48.7         $ 46.9        $ 45.4
      Handling/Packaging Systems              _117.0        _124.4         _122.1        _125.3
					                                         _168.5        _173.1         _169.0        _170.7
    Gross profit                                41.7          41.4           37.8          39.9
    Operating profit
    	 Engineered Materials                       7.7           7.3            6.2           3.3
	     Handling/Packaging Systems                 4.3           5.6            3.7           1.7
	     Corporate Items                         _(12.8)       _(13.5)        _(12.4)       _(17.3)
					                                         ___(.8)       ___(.6)        __(2.5)       _(12.3)
    Interest expense                            13.0          12.7           12.6          12.6
    Provision for income taxes                   1.9           1.6            1.4           1.6
    Net income (loss)                           (3.6)         (3.1)          (4.7)        (14.6)
    Net income (loss) per common share          (.16)         (.14)          (.22)         (.66)
    Average number of shares outstanding        22.0          22.0           22.0          22.0
1992
    Net sales
	     Engineered Materials                    $ 46.9        $ 47.4         $ 47.0        $ 48.7
    	 Handling/Packaging Systems              _125.0        _124.2         _137.0        _132.0
					                                         _171.9        _171.6         _184.0        _180.7
    Gross profit                                44.9          45.1           44.1          46.2
    Operating profit
	     Engineered Materials                       7.8           7.2            7.2           7.4
	     Handling/Packaging Systems                 6.3           6.1            5.0           4.1
	     Corporate Items                         _(13.6)       _(13.0)        _(12.5)       _(13.5)
					                                         ___0.5        ___0.3         __(0.3)       __(2.0)
    Interest expense                            13.1          13.5           12.3          12.5
    Provision for income taxes                   1.5           2.3            1.9           3.3
    Income (loss) before extraordinary loss
    	 and accounting changes                    (1.9)         (2.9)          (3.1)         (6.1)
    Extraordinary loss                             -          (7.6)             -             -
    Accounting changes                          (6.1)            -              -             -
    Net income (loss)                           (8.0)        (10.5)          (3.1)         (6.1)
    Income (loss) before extraordinary loss
    	 and accounting changes
	     per common share                          (.18)         (.25)          (.14)         (.28)
    Extraordinary loss per common share            -          (.64)             -             -
    Accounting changes per common share         (.58)            -              -             -
    Net income (loss) per common share          (.76)         (.89)          (.14)         (.28)
    Average number of shares outstanding        10.5          11.7           22.0          22.0







						   45
PAGE

    In the fourth quarter of 1993, the Company took a restructuring charge of $5,611 to provide for costs associated with closure of several small facilities, personnel reductions and write-offs of certain obsolete equipment and inventory (see Note 2).

	 Nonoperating expenses consist of items which are not related to activities that constitute the Company's ongoing major operations. In 1993, nonoperating expenses included a special charge of $3,850 in the fourth quarter and $900 in the second quarter for environmental matters involving nonoperating locations (see Note 17).

	 In 1993, benefits to pretax income due to reductions in LIFO inventories were $1,000 in the first quarter and $200 in the fourth quarter. In the first and fourth quarters of 1992, the liquidation of LIFO inventories benefited pretax income from core businesses by $400 and $1,500, respectively.

	 Effective as of the beginning of fiscal 1992, the Company changed its method of accounting for both income taxes and postretirement benefits by adopting the Financial Accounting Standards Board's FAS No. 109, "Accounting for Income Taxes" and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". These changes in accounting principles required restatement of previously reported first quarter 1992 results by a charge of $6,141 or $.58 per share. The ongoing effects of these changes in 1992 were not material and did not require restatement of quarterly results (see Note 3).

	 Unusual items of expense, reflecting unfavorable adjustments with respect to non-core businesses designated to be divested within the Handling/Packaging Systems segment, were $2,523 in the fourth quarter of 1992.





























				      46
PAGE

SELECTED FINANCIAL DATA
(in thousands except per share data)

                           				      __1993__           __1992__         __1991__          __1990__       ___1989___
For_the_Year

   Net sales of continuing
   operations                        $681,330            $708,199        $714,742           $786,279         $827,739

   Income(loss) from continuing
     operations before extraordinary
     loss and accounting change      $(25,962)<F1><F3>   $(13,990)<F2>   $(13,744)<F2><F3>  $(12,843)<F2>    $  2,397<F2>

   Income(loss) from continuing
     operations before extraordinary
     loss and accounting change per
     common share                    $  (1.18)<F1><F3>   $   (.84)<F2>   $  (1.31)<F2><F3>  $  (1.22)<F2>    $    .23<F2>
   Cash dividends per common share          -                  -               -                -               45.75<F4>
   Average number of shares
     outstanding                       22,027              16,574           10,484            10,516            10,291


At_Year_End

   Working capital
    - cash and cash equivalents      $ 31,934            $ 38,640        $ 10,541           $ 18,473         $ 16,181
    - other working capital          __41,935            __54,149        __50,806           __51,547         _100,495
    - total working capital            73,869              92,789          61,347             70,020          116,676
    - current ratio                  1.5 to 1            1.6 to 1        1.4 to 1           1.4 to 1         1.6 to 1

   Total assets                      $477,035            $511,292        $478,067           $518,997         $594,509

   Long-term debt, including current
     maturities                       443,135             450,801         471,441            494,615          555,193
   Convertible Exchangeable
     Preferred Stock                   39,155              39,155               -                  -                -

   Common shareholders' equity       (259,767)           (232,718)       (239,465)          (226,808)        (202,971)

<F1>   includes a restructuring charge of $5,611 (see Note 2 of Notes to
       Consolidated Financial Statements)

<F2>   includes unusual items of expense of $2,523, $3,344, $13,482 and
       $26,146 in 1992, 1991, 1990 and 1989, respectively, due to the 1989 restructuring program (see Note 6 of Notes to Consolidated Financial Statements)

<F3>   includes nonoperating charges for environmental matters of $4,750 and
       $6,000 in 1993 and 1991, respectively (see Note 17 of Notes to Consolidated Financial Statements)

<F4>   includes a special cash dividend of $45 per share paid in connection with the 1989 restructuring program

1989 was a 53-week year while all other periods were 52-week years.


						     47
PAGE

MARKET FOR INTERLAKE'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The principal market for Interlake's common stock is the New York Stock Exchange (ticker symbol IK). The common stock is also listed on the Chicago Stock Exchange and is admitted to unlisted trading on the Pacific Coast Exchange and the Boston Exchange.

Interlake has not paid a dividend or made a distribution with respect to its common stock since the third quarter of 1989. Restrictions under Interlake's bank credit agreement (see Note 15 of Notes to Consolidated Financial Statements) will prevent it from paying any cash dividends in 1994 or in the foreseeable future.

On December 26, 1993 there were approximately 7,884 holders of record of Interlake's common stock.

High and low prices of Interlake's common stock during each of the eight calendar quarters ending on December 31, 1993 were:

			                       _______1993_________    ________1992________

								                  _______Price________    _______Price________
			                       __High________Low___    __High________Low___
Calendar Quarter Ended
 March 31                   $4 3/4       3 5/8      $9 3/8      $5 3/8
 June 30                     4 3/8       3 1/8       6 3/8       3 7/8
 September 30                4 5/8       3 3/8       4 1/2       3 1/2
 December 31                 4 1/8       2 1/2       4 1/4       3 1/4


























				      48
PAGE

The Interlake Corporation

Directors

John A. Canning, Jr.
President, Madison Dearborn Partners, Inc. [1993]

James C. Cotting
Chairman and Chief Executive Officer, Navistar International Corporation (manufacturer of medium and heavy duty trucks) [1989]

Arthur G. Hansen
Higher Education Consultant [1984]

John E. Jones
Chairman of the Board, President and Chief Executive Officer, CBI Industries, Inc. (industrial gases, construction services and investments) [1988]

Frederick C. Langenberg
Retired Chairman of the Board, The Interlake Corporation [1979]

Quentin C. McKenna
Chairman of the Board, Kennametal, Inc. (manufacturer of metal cutting tools made from cemented carbides and ceramics, machining systems and materials for applications requiring wear resistance) [1986]

William G. Mitchell
Retired Vice Chairman, Centel Corporation (communications and electric services) [1984]

W. Robert Reum
Chairman of the Board, President and Chief Executive Officer, The Interlake Corporation [1987]

Erwin E. Schulze
Retired Chairman of the Board, President and Chief Executive Officer, The Ceco Corporation (manufacturer of building products and provider of concrete forming services for the construction industry) [1981]

[ ] Brackets indicate the year when an individual became a director of The Interlake Corporation or a predecessor company. Directors serve on one or more of the following committees: Audit Review, Compensation, Executive, Finance and Nominating.














				      49
PAGE

Officers

W. Robert Reum
Chairman of the Board, President and Chief Executive Officer

Craig A. Grant
Vice President - Human Resources

John J. Greisch
Vice President - Finance, Treasurer and Chief Financial Officer

John P. Miller
Controller

Stephen R. Smith
Vice President, Secretary and General Counsel


Operating_Executives

Stephen Gregory
President, Interlake Material Handling Division

James Legler
President, Chem-tronics, Inc.

Robert A. Pedersen
President, Interlake Packaging Corporation

Bernd Stiller
Managing Director, Dexion Group plc

Ian A. White
President, Hoeganaes Corporation























				      50