Form 10-K, Exhibit 13
INTERLAKE CORP
filed 1995-03-14
CIK 790929

EXHIBIT 13

Selected Financial Data
(in thousands except per share data)
                                                 1994           1993               1992           1991              1990
For the Year
Net sales of continuing operations               $752,592       $681,330           $708,199       $714,742          $786,279
Income (loss) from continuing operations
before extraordinary loss and
accounting change                                $(40,557)(F1)  $(25,962)(F2)      $(13,990)(F2)  $(13,744)(F2)     $(12,843)(F2)
                                                                         (F3)                              (F3)

Net income (loss)                                $(40,751)(F1)  $(25,962)(F2)      $(27,698)(F2)  $(13,744)(F2)     $(21,751)(F2)
                                                                         (F3)               (F4)           (F3)              (F5)
Income (loss) from continuing operations
before extraordinary loss and
accounting change per common share               $(1.84)(F1)    $(1.18)(F2)(F3)    $(.84)(F2)     $(1.31)(F2)(F3)   $(1.22)(F2)

Net income (loss) per common share               $(1.85)(F1)    $(1.18)(F2)(F3)    $(1.67)(F2)(F4)$(1.31)(F2)(F3)   $(2.07)(F2)(F5)

Average number of shares outstanding               22,027         22,027             16,574         10,484            10,516


At Year End

Working capital
      cash and cash equivalents                  $ 39,708       $ 31,934           $ 38,640       $ 10,541          $ 18,473
      other working capital                        27,911         41,935             54,149         50,806            51,547
      total working capital                        67,619         73,869             92,789         61,347            70,020
      current ratio                              1.4 to 1        1.5 to 1           1.6 to 1       1.4 to 1          1.4 to 1

Total assets                                     $444,953       $464,160           $511,292       $478,067          $518,997

Long-term debt, including current maturities      442,451        443,135            450,801        471,441           494,615

Convertible Exchangeable Preferred Stock           39,155         39,155             39,155


Common shareholders' equity (deficit)            (296,435)      (259,767)          (232,718)      (239,465)         (226,808)

  (F1)  includes a charge for goodwill write-down of $34,174 (see Note 2)

  (F2) includes restructuring charges of $5,611, $2,523, $3,344, and $13,482 in 1993, 1992, 1991, and 1990 (see Note 3 )

  (F3) includes nonoperating charges for environmental matters of $4,750 in 1993 and $6,000 in 1991 (see Note 15)

  (F4)  includes extraordinary loss on early extinguishment of debt of $7,567 (see
        Note 5) and cumulative effect of changes in accounting principles of $6,141 (see Note 4)

  (F5)  includes loss from discontinued operations of $8,908

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
(dollars in millions except per share data)


Results of Operations
Net sales were $752.6, $681.3, and $708.2, respectively, in 1994, 1993, and 1992. Net sales in the Engineered Materials segment were up $23.9 in 1994 as shipments of metal powders reached record levels on the continued strength of North American auto and light truck production and the increased penetration by powder metallurgy in automotive applications. Handling/Packaging Systems' sales were up $47.4, primarily as a result of a robust market for material handling equipment in the U.S. and Asia Pacific markets, coupled with higher sales of strapping products in the U.S. and Canada. In 1993, in the Engineered Materials segment, improved North American auto and light truck production led to a $9.0 increase in sales of metal powders which was offset by a $6.5 decline in Aerospace Components' sales. Handling/Packaging Systems' sales declined in 1993 as increased U.S. sales of material handling equipment were more than offset by recessionary conditions in Continental Europe and the effects of a stronger U.S. dollar.

Operating income was $24.2, $38.2, and $50.4, respectively, in 1994, 1993, and 1992. In 1994, operating income declined $14.0 from 1993, reflecting a $34.2 charge to write down goodwill attributable to the Aerospace Components and Packaging businesses. Based on a revised accounting policy for assessing the valuation of long-lived assets and updated long-term projections for these businesses as discussed in "Long-Lived Assets" and in Note 2, management determined that the goodwill related to the Aerospace Components and Packaging businesses was impaired. Record metal powder volume at Special Materials, record Handling volumes in the U.S. and Asia Pacific, and improved sales of packaging products primarily in the U.S. and Canada had a favorable effect on
1994 operating results.    Restructuring charges of $5.6 and $2.5 reduced
operating income in 1993 and 1992, respectively, as discussed in "Restructuring Charges" and Note 3. In 1993, operating income was $12.2 lower than in 1992 reflecting the recessionary impact on volume and pricing in the Handling/Packaging Systems segment in Continental Europe, a restructuring charge of $5.6, lower shipments and weak conditions in the commercial aerospace industry, and higher scrap steel costs in Special Materials. These declines were partially offset by higher domestic Handling profits. Excluding the goodwill charge in 1994 and the restructuring charges in 1993 and 1992, operating income was $58.4, $43.8, and $52.9 in 1994, 1993, and 1992, respectively.

From 1992 to 1994, Special Materials' shipments of metal powders increased 24% due to growth in North American auto and light truck production and increased usage of metal powders in automotive parts. At Aerospace Components, reduced U.S. defense spending resulted in a decline in military sales of $3.8 between 1992 and 1994. This decline in military fabrication sales was more than offset by a $6.0 increase in sales for commercial fabrication. 1994 repair sales were down $7.3 from 1992 reflecting continued weak demand from the airline industry. In Handling/Packaging Systems, despite a decline in sales in 1993 in most markets, 1994 sales exceeded those of 1992 in all markets other than Continental Europe as demand for capital goods in most major economies improved.


Cost of sales as a percentage of sales was 77%, 76%, and 75%, respectively, in 1994, 1993, and 1992. The increase primarily reflects rising raw material costs which were not fully recovered through price increases and cost reductions. Although sales increased 10%, selling and administrative expenses in 1994 were held to 1993 levels. As a percentage of sales, selling and administrative expenses were 16% in 1994, 17% in 1993, and 18% in 1992.

The following business segment commentary reflects the 1994 goodwill write-down and the 1993 and 1992 restructuring charges for each segment. However, the discussion of individual business unit results is presented before these charges and allocation of general corporate expenses. See Note 6 for further information on business segments.

Net Sales and Operating Profit by Business Segment
(in millions)

                                           Net Sales                 Operating Profit
                                     1994    1993    1992          1994    1993    1992
Engineered Materials
         Special Materials           $153.9  $131.5  $122.5
         Aerospace Components          62.5    61.0    67.5
                                      216.4   192.5   190.0        $ 32.3  $ 26.3  $ 29.6
         Goodwill Write-Down                                        (13.2)
         Restructuring Charge                                                (1.8)
                                      216.4   192.5   190.0          19.1    24.5    29.6

Handling/Packaging Systems
         Handling                     406.0   366.7   395.3
         Packaging                    130.2   122.1   122.9
                                      536.2   488.8   518.2          28.1    19.1    24.0
         Goodwill Write-Down                                        (21.0)
         Restructuring Charge                                                (3.8)   (2.5)
                                      536.2   488.8   518.2           7.1    15.3    21.5

Corporate Items                                                      (2.0)   (1.6)   (0.7)

Total Net Sales                      $752.6  $681.3  $708.2

Total Operating Profit                                             $ 24.2  $ 38.2  $ 50.4

Engineered Materials
Engineered Materials includes Special Materials (metal powders for manufacturing precision parts) and Aerospace Components (precision machined structures, complex fabrications, and jet engine component repairs).

Sales increased 12% in 1994 in the Engineered Materials segment reflecting record shipments of metal powders which were up 17% from 1993, driven by continued growth in North American auto and light truck production, increased penetration by powder metallurgy in automotive applications and higher selling prices. Aerospace Components' sales were up slightly as higher commercial fabrication shipments were substantially offset by lower repair and defense business.

Aerospace Components' defense-related business represented approximately 33%,
39%, and 36% of its sales in 1994, 1993, and 1992, respectively.   Defense-
related sales as a percent of the Company's consolidated sales were approximately 3% in each of the last three years. In anticipation of a long-term slowdown in military procurement, Aerospace Components has developed and executed a strategy of increasing its fabrication business' penetration of the commercial and space sectors. Although Aerospace Components has experienced a 71% increase in sales to the commercial sector from 1990 to 1994, margins in this area are generally lower than those on military business, particularly in the light of weak conditions in commercial aviation which have led to competitive pricing pressure. Weak demand in the airline industry also had a negative impact on repair volumes with sales declining 24% in 1994 after an 11% drop in 1993.

Operating profit for the segment fell 22% in 1994 as a result of the write-down of goodwill as discussed in "Long-Lived Assets" and in Note 2. Excluding the effect of the goodwill charge and the $1.8 restructuring charge in 1993, operating profit increased 23% over 1993. Special Materials' operating profit was up 20% primarily reflecting the record volume. Scrap steel costs increased 18% above 1993, about half of which was recovered with higher selling prices. Operating profit was up 27% at Aerospace Components due to a one-time gain from settlement of a real estate matter (see "Nonoperating Items") and slightly improved margins in the aviation repair business.

In 1993, segment sales increased 1% over 1992. Metal powder shipments were up 8% in 1993 on higher North American automobile and light truck production. Aerospace Components' sales declined 10% in 1993 due to the slowdown in military procurement and the weak conditions in the airline industry.

Operating profit for the segment fell 17% in 1993. Excluding the $1.8 of restructuring charges, segment operating profit fell 11% in 1993. Special Materials' operating profit fell 3% despite the higher metal powder volume as higher scrap steel costs and other manufacturing costs more than offset the benefits of higher volume. Scrap steel costs increased 20% in 1993, only a small portion of which was recovered with higher selling prices. Aerospace Components' operating profit was 37% lower in 1993 than in 1992. In addition to the volume shortfall noted above, depressed conditions in the commercial aerospace and airline industries led to excess capacity resulting in increased price competition. Results in 1993 were also unfavorably affected by high initial costs related to the early production stages of new non-defense business.

The Engineered Materials segment's order backlog at year-end 1994 was $148.4, double the year-end 1993 balance of $73.6. Special Materials' backlog, which is generally short-term in nature, was up 51% to a near record level. Aerospace Components' backlog increased 127% from unusually low levels in 1993 due mainly to new, multi-year fabrication orders received for commercial, military and space applications.

Handling/Packaging Systems
Total segment sales in 1994 were up 10% above 1993. Handling sales increased 11% from the prior year. Demand for material handling products in the U.S. continued to be strong, resulting in record volumes, higher pricing and a 14% increase in sales. Strong Australian and Pacific Rim demand, together with sales of the newly acquired Hong Kong distributor, led to a 52% increase in Asia Pacific sales to record levels. European Handling sales were up slightly as improvements in the U.K. were offset by the effects of a slow economy in Continental Europe. Packaging sales were up 7% with higher sales in all locations, especially in Canada where, on a local currency basis, sales were up 13% on strong domestic and export demand.

Segment operating profit fell 54% to $7.1 due to the $21.0 write-down of the goodwill related to the Packaging unit as discussed in "Long-Lived Assets" and in Note 2. Excluding the effects of the goodwill write-down and the $3.8 restructuring charge in 1993, operating profit was up 47%. U.S. Handling profits were up 43% reflecting the record volumes and better pricing which were partially offset by an 11% increase in steel costs. The improved volume at Handling Asia Pacific returned that unit to profitability and was a significant contributor to the increase in segment income. Operating profit for the European Handling business was up 18% as higher volume in the U.K. and cost savings throughout Europe were partially offset by lower volume and pricing in Continental Europe and higher steel costs in the U.K. Despite a decline in operating profit in the newspaper-related business, Packaging operating profit was up 25%, due primarily to higher strapping volume and selling price and LIFO inventory liquidation benefits in Canada and the U.K.

In 1993, Handling/Packaging Systems' sales were down 6% from 1992. Domestic Handling sales were up 17% as the market for material handling equipment in the U.S. showed substantial improvement during the year. However, this increase was more than offset by a decline in Continental Europe and the unfavorable effects of the stronger dollar. Recessionary conditions in Continental Europe, especially Germany, resulted in lower volume and pricing levels, leading to a sales decline of 21% for the European Handling unit overall. Packaging sales fell by 1% during the year.

Segment operating profit in 1993 was 29% below 1992. Handling profit fell 20%, as improved domestic volume and cost reduction efforts throughout the group were not enough to offset the recessionary impact of lower volume and pricing on the European operations and the effect of a stronger dollar. Packaging operating profit was 10% lower than the prior year as improved strapping and machine volume in North America was more than offset by lower stitching product volume and the effect of a stronger dollar.

Handling/Packaging Systems ended 1994 with an order backlog of $93.1, up from $74.0 at the end of 1993 (at the same exchange rates), due mainly to improved order rates at all Handling operations. Order intake at U.S. Handling reached a record level in 1994.

Restructuring Charges
In 1993, the Company provided $5.6 for restructuring costs related to: the exit from certain lines of businesses that were part of Handling North America; reorganization and downsizing of portions of the European Handling operation; and, in the Aerospace Components business, the abandonment of certain product lines which resulted in idled equipment and the provision for severance costs related to a downsizing of the Aviation Repair workforce. The $5.6 consisted of $1.7 in severance costs, $1.5 of idled equipment written down to fair market value, $1.4 of inventory related to the exited businesses and $1.0 of other costs. Quantification of the effects of the restructuring on future operating results is not practical because some of the actions were taken to avoid future costs while other actions were strategic in nature and implemented to limit exposure to changing market dynamics. These restructuring activities are substantially complete and the remaining reserves are immaterial.

In 1992, the Company recorded $2.5 of additional costs related to unfavorable adjustments on assets held for sale as part of an asset sale program adopted in 1989 as part of an overall restructuring program which modified its strategic operating plan. The modified strategic operating plan identified certain businesses and corporate assets to be disposed of and implemented significant corporate cost reductions. Most of the designated businesses were sold or shut down in 1990. The 1992 adjustment reflected the decline in value of two pieces of real estate held for sale, both of which were sites of former Handling operations.

Long-Lived Assets
Prior to the fourth quarter of 1994, impairment with respect to the Company's assets was determined by comparing the sum of the undiscounted projected future cash flows attributable to each business to the carrying value of the assets of that business. In the fourth quarter of 1994, the Company concluded that, in light of its highly leveraged capital structure, a preferable accounting policy for analyzing the valuation of long-lived assets would be to reflect its cost of capital in computing the present value of the expected cash flows of its businesses. In addition, the long-term cash flow projections were updated to reflect current information. Applying this new policy to all of its long-lived assets, the Company determined that with respect to its Aerospace Components and newspaper-related Packaging businesses, in light of the significant deterioration in business climates in the aerospace and newspaper industries over recent years, the values of the discounted cash flows were insufficient to recover the carrying value of the long-lived assets. Therefore, the goodwill component of those assets was deemed to be impaired. As a result, a charge of $34.2 was taken for the write-down of goodwill established in connection with the acquisitions of the Aerospace Components and newspaper-related Packaging businesses. As of December 25, 1994, the remaining net investment in these businesses was approximately equal to the value of the discounted projected cash flows attributable to them, and consisted primarily of tangible assets.

The Company intends to continue to annually assess the carrying values of its long-lived assets using the analysis described above. (See Note 2.)

Interest Expense
The Company has a highly leveraged capital structure with substantial net interest expense of $50.2, $49.1, and $51.4 in 1994, 1993, and 1992, respectively. In 1994, the increase in net interest expense was caused primarily by higher rates on bank debt. The decline in 1993 was largely the result of lower average outstanding borrowings. The Company has long-term interest rate agreements as required under its bank credit agreement, which effectively provided fixed rates of interest on 57% of its bank obligations at the end of 1994, all of which bore interest at floating rates.

Nonoperating Items
The Company has certain income and expenses which are not related to its ongoing operations. In 1994, these items included a $1.1 one-time gain for settlement of a real estate matter with a local transportation authority at Aerospace Components. In 1993, a charge of $4.8 was recorded for anticipated costs for environmental matters as discussed below and in Note 15. Ongoing postretirement expenses attributable to disposed or discontinued operations are also shown as nonoperating items.

The Company has been identified as a potentially responsible party in connection with the investigation and remediation of a site in Duluth, Minnesota. Based on the Company's current estimates of its potential liabilities related to the site, the Company believes that this matter is unlikely to have a material adverse effect on the Company's liquidity or consolidated financial condition. However, the Company's current estimate of its potential environmental liabilities at this site is subject to considerable uncertainty related to both the clean-up of certain contaminated soils at the site, as well as the possible remediation of certain underwater sediments.

The Company is a defendant in an action in federal district court in Toledo, Ohio, in which the City of Toledo alleges various claims in connection with the alleged contamination of a 1.7 acre parcel of land (the "right-of-way") owned by the City and an adjacent piece of land which formerly was the site of a coke plant and related by-products facilities. The City of Toledo is seeking an order compelling the defendants to perform a remedy of the right-of-way which it asserts would cost approximately $4 million. The Company believes the right-of-way could be remedied for much less, although remediation of the entire site, if it were required, could cost more. The Company also believes it is entitled to indemnification by one of the other defendants in the matter, Beazer Materials and Services Inc., under the terms of a 1978 sale agreement. The Company has brought an indemnification cross-claim against Beazer which may be decided on motions for summary judgment in 1995.

In May 1994, the Company instituted an action seeking a declaratory judgment against and recoveries from insurers in connection with environmental claims under policies covering nearly 30 years. The parties are in discovery and trial is tentatively set for October 1996.

Provision for Income Taxes
In 1993 and 1992, high levels of interest expense resulted in losses for U.S. federal tax purposes. Because most of the interest expense is borne in the United States at the parent company level, the Company had taxable income in foreign and state jurisdictions despite the high levels of consolidated interest expense. Foreign taxes paid did not result in a benefit in the U.S. and, as a result, the Company had tax expense in 1994, 1993, and 1992, notwithstanding consolidated pretax losses in each of those years.

In 1994, a small amount of domestic taxable income was generated as the write-down of goodwill in 1994 did not increase the deduction allowable for tax purposes. This taxable income was offset with the carryforward of prior year losses. The Company also provided for additional amounts related to open federal tax returns for the years 1982 through 1990. In addition, in 1994 the Company had a small amount of income subject to Alternative Minimum Tax (AMT) in the U.S. because of certain restrictions on the amount of net operating loss that can be carried forward for purposes of calculating that tax.

At the end of 1994, the Company's U.S. federal income tax returns for the years 1988 through 1990 were in the process of examination. Resolution of tax years 1982-1984 is pending at the U.S. Tax Court following receipt in 1994 by the Company of a statutory notice of deficiency for $17.0 plus interest and penalties. Resolution of tax years 1985-1987 is pending at the Appeals Division of the Internal Revenue Service. The Company believes that its positions with respect to the contested matters for these years are strong, and that adequate provision has been made for the possible assessments of additional taxes and interest. However, there can be no assurance that federal income tax issues for the years 1982-1990 will be resolved in accordance with the Company's expectations or, alternatively, they could be settled for either more or less than what has been provided.

In 1992, the Company adopted a new method of accounting for income taxes (see "Cumulative Effect of Accounting Changes" and Note 4).

Extraordinary Loss
In 1992, as part of its debt refinancing, the Company redeemed its Increasing Rate Notes and negotiated an amended bank credit agreement. These actions necessitated the write-off of related deferred debt issuance costs amounting to $7.6 without any net tax benefit in 1992.

Cumulative Effect of Accounting Changes
In 1992, the Company adopted the Financial Accounting Standards Board's State-ments of Financial Accounting Standards ("FAS") No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" and No. 109 "Accounting for Income Taxes". The Company's foreign operations adopted FAS No. 106 in 1994. The cumulative effects of these adoptions were recognized in 1992 and 1994, respectively, as of the beginning of the year. The adoption of FAS No. 106 resulted in a charge of $9.3 (net of taxes) in 1992 and $.2 in 1994, while the adoption of FAS No. 109 resulted in a credit of $3.1. (See Note 4.)

Liquidity and Capital Resources
Interlake's total debt at year-end 1994 was $442.5, down $.7 from year-end 1993. Cash totaled $39.7 at the end of the year, up $7.8 from year-end 1993. During 1995, the Company will have long-term debt amortization requirements of $24.6. Based on current levels of performance, and the availability of additional revolver borrowings under the Company's bank credit agreement, the Company believes that it will have adequate liquidity to meet its debt service and operating requirements in 1995. Under the bank credit agreement, the Company will be able to borrow under its revolving facility up to an additional $44.0 over the year-end revolving indebtedness. However, outstanding revolver borrowings at the end of each of the Company's fiscal 1995 quarters will be limited to between $17.0 and $29.0 above the year-end 1994 revolver borrowings. In addition, the Company will have up to $6.0 of deferred term loan availability during the year for amounts that may be incurred on certain environmental matters.

In the first quarter of 1995, the Company completed an amendment of certain covenants under its bank credit agreement. Although there can be no assurances, based on current levels of performance the Company believes it will be able to comply with all bank credit agreement covenants in 1995. In 1996, the Company has long-term debt amortization requirements of $88.8 and, potentially, significant payments related to tax matters (see "Provision for Income Taxes") which it does not expect to be able to meet from operating cash flow. The Company continues to evaluate alternative actions to refinance some or all of its long-term bank obligations including among others the raising of new equity capital and the issuance of replacement debt.

Cash Flow (see Consolidated Statement of Cash Flows)
Cash inflows provided by operating activities were $21.9 and $8.0 in 1994 and 1993, respectively, while operating activities used cash of $7.2 in 1992. Cash provided by operating activities was up in 1994 from 1993 primarily as a result of higher operating earnings before the $34.2 goodwill charge which did not affect cash. Working capital needs were $6.5 in 1994 versus an inflow of $5.8 in 1993 which resulted from the decline in sales in 1993. In 1994, other operating adjustments reflect the movement of certain expected tax liabilities from current to long-term. Excluding debt issuance costs related to the 1992 financing plan, cash inflows provided by operating activities were $4.8 in 1992.

Cash outflows used by investing activities were $14.6, $13.1, and $26.3, respectively, in 1994, 1993, and 1992. Capital expenditures for expansion projects totaled $4.1, $6.1, and $8.8, respectively, in 1994, 1993, and 1992. Expansion spending in 1994 and 1993 included the addition of two annealing furnaces to expand capacity at the Special Materials operation and, in 1993, a new production line for polyester strapping at Packaging. Expansion spending in 1992 included the implementation of advanced manufacturing techniques to further enhance the quality of Special Materials' atomized metal powders and the establishment of Aerospace Components' new Tulsa facility for repair of jet engine fan blades. Management believes that capital expenditures have been adequate to properly maintain the Company's businesses and provide for anticipated growth opportunities. At the end of 1994, the unexpended balance on approved capital expenditure projects was $6.4. The Company anticipates that 1995 capital spending will be approximately $20.0.

Cash inflows from financing activities were $.7 in 1994 and $67.5 in 1992. The 1992 inflow resulted from implementation of the 1992 debt refinancing. The cash outflow from financing activities of $1.3 in 1993 resulted primarily from scheduled amortization of long-term debt.

Foreign Operations
The Company does business in a number of foreign countries, mainly through its Handling/Packaging Systems segment. The results of these operations are initially measured in local currencies, principally in British pounds, German marks, Canadian dollars and Australian dollars, and then translated into U.S. dollars at applicable exchange rates. The reported results of these operations are sensitive to changes in applicable foreign exchange rates which could have a material effect on the Company's results of operations. In 1994, the dollar was somewhat weaker against most currencies and had a $5.2 favorable impact on sales but an insignificant impact on operating income. In 1993, the dollar was generally stronger against most European currencies than in 1992, resulting in a negative impact on sales of $35.7 and on operating income of $2.4. Fluctuations in foreign currency exchange rates in 1992 had very little effect on sales and operating profit. (For additional information about the Company's operations by geographic area, see Note 6.)

Effects of Inflation
The impact of inflation on the Company in recent years has not been material, and it is not expected to have a significant effect in the foreseeable future.

                     Report of Independent Accountants



To the Board of Directors
and Shareholders of
The Interlake Corporation


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of shareholders' equity (deficit) present fairly, in all material respects, the financial position of The Interlake Corporation and its subsidiaries at December 25, 1994 and December 26, 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 25, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of The Interlake Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of evaluating the recoverability of goodwill and other long-lived assets in 1994. As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pensions and its method of accounting for income taxes in 1992.


PRICE WATERHOUSE LLP

Chicago, Illinois
January 25, 1995, except as to Note 18, which is as of March 8, 1995

The Interlake Corporation
Consolidated Statement of Operations

For the Years Ended December 25, 1994,
 December 26, 1993 and December 27, 1992
(in thousands except per share data)

                                                                    1994         1993         1992
Net Sales                                                           $752,592     $681,330     $708,199
Cost of Products Sold                                                576,929      520,508      527,857
Selling and Administrative Expense                                   117,264      117,025      127,436
Restructuring Charge (See Note 3)                                                   5,611        2,523
Goodwill Write-down (See Note 2)                                      34,174

Operating Profit                                                      24,225       38,186       50,383

Interest Expense                                                      51,609       50,906       54,284
Interest Income                                                       (1,369)      (1,855)      (2,859)
Nonoperating (Income) Expense (see Note 15)                             (481)       5,359          484

Income (Loss) Before Taxes, Minority Interest,
  Extraordinary Loss and Accounting Changes                          (25,534)     (16,224)      (1,526)
Provision for Income Taxes (See Note 7)                               10,888        6,542        9,040

Income (Loss) Before Minority Interest, Extraordinary
   Loss and Accounting Changes                                       (36,422)     (22,766)     (10,566)
Minority Interest in Net Income of Subsidiaries                        4,135        3,196        3,424

Income (Loss) Before Extraordinary Loss
   and Accounting Changes                                            (40,557)     (25,962)     (13,990)
Extraordinary Loss on Early Extinguishment of Debt,
   Net of Applicable Income Taxes (See Note 5)                                                  (7,567)
Cumulative Effect of Changes in Accounting Principles (See Note 4)      (194)                   (6,141)

Net Income (Loss)                                                   $(40,751)    $(25,962)    $(27,698)

Income (Loss) Per Share of Common Stock:
   Income (Loss) Before Extraordinary Loss
     and Accounting Changes                                         $  (1.84)    $  (1.18)    $  (0.84)
   Extraordinary Loss                                                                            (0.46)
   Accounting Changes                                                   (.01)                    (0.37)
   Net Income (Loss)                                                $  (1.85)    $  (1.18)    $  (1.67)

Average Shares Outstanding                                            22,027       22,027       16,754

(See notes to consolidated financial statements)

The Interlake Corporation
Consolidated Balance Sheet

December 25, 1994 and  December 26, 1993
(Dollars in thousands)
                                                                    1994         1993
Assets
Current Assets:
  Cash and cash equivalents                                         $ 39,708     $ 31,934
  Receivables less allowances of $2,977 in 1994
   and $2,775 in 1993                                                129,089      107,861
  Inventories                                                         73,853       77,025
  Other current assets                                                 6,340        9,720
   Total Current Assets                                              248,990      226,540
Goodwill and Other Assets:
  Goodwill, less accumulated amortization of $6,622
   in 1994 and $20,141 in 1993 (See Note 2)                            4,667       38,916
  Other assets                                                        45,562       49,013
   Total Goodwill and Other Assets                                    50,229       87,929

Property, Plant and Equipment, net                                   145,734      149,691

   Total Assets                                                     $444,953     $464,160

Liabilities and Shareholders' Equity (Deficit)
Current Liabilities:
  Accounts payable                                                  $ 71,957     $ 60,382
  Accrued liabilities                                                 42,563       43,272
  Interest payable                                                    13,910       13,913
  Accrued salaries and wages                                          18,060       14,713
  Income taxes payable                                                10,328       17,866
  Debt due within one year (See Note 13)                              24,553        2,525
    Total Current Liabilities                                        181,371      152,671
Long-Term Debt (See Note 13)                                         417,898      440,610
Other Long-Term Liabilities                                           75,753       65,765
Deferred Tax Liabilities (See Note 7)                                  6,038        6,896
Commitments and Contingencies (See Note 16)
Minority Interest                                                     21,173       18,830
Preferred Stock 2,000,000 shares authorized
   Convertible Exchangeable Preferred Stock - Redeemable,
    par value $1 per share, issued 40,000 shares (See Note 10)        39,155       39,155

Shareholders' Equity (Deficit): (See Note 11)
   Common stock, par value $1 per share, authorized
      100,000,000 shares, issued 23,228,695 in 1994 and 1993          23,229       23,229
   Additional paid-in capital                                         30,248       30,248
   Cost of common stock held in treasury (1,202,000 shares in
    1994 and 1993)                                                   (28,047)     (28,047)
   Retained earnings (Accumulated deficit)                          (293,966)    (253,215)
   Unearned compensation                                             (10,058)     (11,279)
   Accumulated foreign currency translation adjustments              (17,841)     (20,703)

    Total Shareholders' Equity (Deficit)                            (296,435)    (259,767)
    Total Liabilities and Shareholders' Equity (Deficit)            $444,953     $464,160


(See notes to consolidated financial statements)

The Interlake Corporation
Consolidated Statement of Cash Flows

For the Years Ended December 25, 1994,
 December 26, 1993 and December 27, 1992
(in thousands)
                                                     1994          1993          1992
Cash Flows from (for) Operating Activities:
 Net income (loss)                                   $(40,751)     $(25,962)     $(27,698)
 Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
   Restructuring charge                                               5,611
   Goodwill write-down                                 34,174
   Depreciation and amortization                       23,102        25,040        27,535
   Extraordinary item                                                               7,488
   Debt issuance costs                                 (1,264)                    (11,952)
   Accounting changes                                                               6,141
   Nonoperating environmental matters                                 4,750
   Other operating adjustments                         13,172        (7,231)       (4,412)
   (Increase) Decrease working capital:
     Accounts receivable                              (18,754)       16,233        (6,469)
     Inventories                                        5,880        (4,190)       (3,616)
     Other current assets                               3,249        (1,642)          190
     Accounts payable                                   9,897           519         2,724
     Other accrued liabilities                            758        (2,708)       10,779
     Income taxes payable                              (7,560)       (2,432)       (7,866)
       Total Working Capital Change                    (6,530)        5,780        (4,258)
Net Cash Provided (Used) by Operating Activities       21,903         7,988        (7,156)
Cash Flows from (for) Investing Activities:
 Capital expenditures                                 (15,485)      (14,540)      (24,588)
 Proceeds from disposal of PP&E                           477           284           636
 Acquisitions                                            (746)                     (2,319)
 Other investment flows                                 1,137         1,122
Net Cash Provided (Used) by Investing Activities      (14,617)      (13,134)      (26,271)
Cash Flows from (for) Financing Activities:
 Proceeds from issuance of long-term debt              10,656           104       267,832
 Retirements of long-term debt                        (11,970)       (7,582)     (282,430)
 Proceeds from issuance of common stock                                            41,759
 Proceeds from issuance of preferred  stock                                        39,155
 Other financing flows                                  1,982         6,158         1,217
Net Cash Provided (Used) by Financing Activities          668        (1,320)       67,533
Effect of Exchange Rate Changes on Cash                  (180)         (240)       (6,007)
Increase (Decrease) in Cash and Cash Equivalents        7,774        (6,706)       28,099
Cash and Cash Equivalents, Beginning of Year           31,934        38,640        10,541
Cash and Cash Equivalents, End of Year               $ 39,708      $ 31,934      $ 38,640

(See notes to consolidated financial statements)

The Interlake Corporation
Consolidated Statement of Shareholders' Equity (Deficit)

For the Years Ended December 25, 1994,
 December 26, 1993 and December 27, 1992
(in thousands)

                                    Common Stock        Common Stock       Retained      Unearned      Foreign
                                    and Paid-In Capital Held in Treasury   Earnings      Compen-       Currency
                                    Shares     Amount   Shares   Amount    (Deficit)     sation        Translation    Total
Balance December 29, 1991           11,741     $11,741  (1,257)  $(28,709) $(198,408)    $(14,112)     $ (9,977)      $(239,465)
Net income (loss)                                                            (27,698)                                   (27,698)
Sale of stock (See Note 11)         11,488      41,759                                                                   41,759
Stock incentive plans (See Note 12)                         55        649     (1,146)         273                          (224)
ESOP transactions (See Note 11)                                                               905                           905
Translation loss                                                                                         (7,995)         (7,995)

Balance December 27, 1992           23,229      53,500  (1,202)   (28,060)  (227,252)     (12,934)      (17,972)       (232,718)
Net income (loss)                                                            (25,962)                                   (25,962)
Stock incentive plans (See Note 12)                (23)                13         (1)          46                            35
ESOP transactions (See Note 11)                                                             1,609                         1,609
Translation loss                                                                                         (2,731)         (2,731)

Balance December 26, 1993           23,229      53,477  (1,202)   (28,047)  (253,215)     (11,279)      (20,703)       (259,767)
Net income (loss)                                                            (40,751)                                   (40,751)
Stock incentive plans (See Note 12)                                                            15                            15
ESOP transactions (See Note 11)                                                             1,206                         1,206
Translation gain                                                                                          2,862           2,862

Balance December 25, 1994           23,229     $53,477  (1,202)  $(28,047) $(293,966)    $(10,058)     $(17,841)      $(296,435)



(See notes to consolidated financial statements)

The Interlake Corporation
Notes to Consolidated Financial Statements

For the Years Ended December 25, 1994, December 26, 1993 and December 27, 1992

(All dollar amounts in thousands except where indicated)


NOTE 1 Summary of Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of all majority-owned domestic and foreign subsidiaries. All significant intercompany transactions are eliminated.

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

Deferred Charges - The Aerospace Components unit periodically enters into long-term agreements with customers on major programs where tooling and other development costs are capitalized as Other Assets. These assets are then amortized during the production stage by the units-of-production method.

Inventories - Inventories are stated at the lower of cost or market value. Gross inventories valued on the LIFO method represent approximately 41% and 44% of gross inventories and 50% and 55% of domestic gross inventories at December 25, 1994 and December 26, 1993, respectively. The current cost of these inventories exceeded their valuation determined on a LIFO basis by $15,513 at December 25, 1994 and by $16,628 at December 26, 1993.

During 1994, 1993, and 1992, inventory quantities valued on the LIFO method were reduced, resulting in the liquidation of LIFO inventory quantities carried at lower costs that prevailed in prior years as compared with the costs of production for 1994, 1993, and 1992. As a result, pretax income in 1994, 1993, and 1992 was increased by $951, $1,201, and $1,948, respectively.

Inventories by category at December 25, 1994 and December 26, 1993 were:

                                               1994          1993
    Raw materials                            $ 14,703     $ 13,443
    Semi-finished and finished products        50,978       54,795
    Supplies                                    8,172        8,787

                                             $ 73,853     $ 77,025

Leases - The Company frequently enters into operating leases in the normal course of business. Amounts due under noncancelable operating leases in the next five fiscal years are as follows:

                    1995      1996      1997      1998      1999
                   $5,875    $5,357    $4,866    $3,939    $3,577

Rent expense charged to operating income was $11,853, $11,271, and $13,473 in 1994, 1993, and 1992, respectively.

Property, Plant and Equipment and Depreciation - For financial reporting purposes, plant and equipment are depreciated principally on a straight-line method over the estimated useful lives of the assets. Depreciation claimed for income tax purposes is computed by use of accelerated methods.

Upon sale or disposal of property, plant and equipment, the asset cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposal is generally credited or charged to nonoperating income. (In 1992, gains and losses on disposals related to the 1989 restructuring program were included in operating income as restructuring charges.) (See Note
3).

Expenditures for renewals and betterments which extend the originally estimated useful life of an asset or materially increase its productivity are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Property, plant and equipment by category at December 25, 1994 and December 26, 1993 were:

                                           1994        1993
             At Cost:
               Land                      $  6,946   $  6,729
               Buildings                   75,788     74,175
               Equipment                  294,239    284,060
               Construction in progress     5,867      4,222
                                          382,840    369,186
               Less-Depreciation         (237,106)  (219,495)

                                         $145,734   $149,691

Goodwill - Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies and is amortized on a straight-line method over periods not exceeding thirty years. The Company carries its goodwill assets at their purchase prices, less amortized amounts, but subject to annual review for impairment. During the fourth quarter of 1994, the Company changed its accounting policy for valuation of its long-lived assets, primarily goodwill, to reflect its cost of capital in calculating the present value of the projected future cash flows expected to be generated over the lives of those assets. Previously, the cash flows were used without discounting or allocation of interest cost. Under the new policy, projections of cash flows for individual business units are discounted at the approximate incremental cost of borrowing for the Company. This discounted amount is then compared to the carrying value of the long-lived assets to determine if their value is impaired. (See Note 2).

Foreign Currency Translation - The financial position and results of operations of the Company's foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year end. Results of operations are translated at the average rates of exchange prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included in the accumulated foreign currency translation adjustments account in shareholders' equity.

Foreign Exchange Contracts - The Company periodically enters into foreign ex-change contracts to hedge specific inventory purchases and other transactions denominated in foreign currencies. Premiums received and fees paid on foreign exchange contracts are deferred and amortized over the period of the contracts. At December 25, 1994, the Company had outstanding currency contracts to exchange $1,918 for foreign currency (including Canadian dollars, Australian dollars, deutsche marks, pounds sterling, Japanese yen and Belgian francs).
The Company's exposure to loss in the event of nonperformance by the other parties to these contracts is limited to the effect of the currency fluctuations related to the amounts to be exchanged; however, the Company does not anticipate nonperformance by the counterparties.

Interest Rate Hedges - The Company utilizes swap agreements to hedge a portion of its interest rate exposure on floating rate obligations (see Note 14). Interest expense increases or decreases are accrued as they occur and are settled on a quarterly basis. At current interest rates the Company has no exposure to credit loss.

Research and Development Expenses - Research and development expenditures for Company sponsored projects are generally expensed as incurred. Research and development expenses included in selling and administrative expenses were $2,107, $2,153, and $2,209 for the Engineered Materials segment in 1994, 1993, and 1992, respectively, and $1,303, $1,092, and $607 for the Handling/Packaging Systems segment in 1994, 1993, and 1992, respectively.

Deferred Taxes - Certain prior year deferred tax amounts were reclassified to conform to current year presentation.

NOTE 2 Goodwill Write-down

Prior to the fourth quarter of 1994, impairment with respect to the Company's long-lived assets was determined by comparing the sum of the undiscounted projected future cash flows attributable to each business unit to the carrying value of the assets of that business. Projected future cash flows for each business unit were estimated for a period approximating the remaining lives of that business' long-lived assets, based on earnings history, market conditions and assumptions reflected in internal operating plans and strategies. In 1993, under this analysis, the Company determined that the cash flows from each business unit would be sufficient to recover the carrying value of its long-lived assets and, therefore, that the value of such assets was not impaired.

In the fourth quarter of 1994, the Company concluded that, in the light of its highly leveraged capital structure, a preferable accounting policy for analy-zing the potential impairment of long-lived assets would be to reflect the cost of capital in computing the present value of the expected cash flows of its businesses. Applying this new policy to all of its long-lived assets the Company determined, with respect to its Aerospace Components and newspaper-related Packaging businesses, that in the light of the significant deteriora-tion in business climates in the aerospace and newspaper industries over recent years, the values of the discounted cash flows were insufficient to recover the carrying value of the long-lived assets. Therefore, the goodwill included among those assets was deemed to be impaired. As a result, a charge of $34,174 was recorded for the write-down of goodwill established in connection with the acquisitions of the Aerospace Components and newspaper-related Packaging businesses. As of December 25, 1994, the remaining net investment in these businesses was approximately equal to the value of the discounted projected cash flows attributable to them, and consisted primarily of tangible assets.

The Company intends to continue to annually assess the carrying values of its long-lived assets using the analysis described above.

NOTE 3 Restructuring Charges

In 1993, the Company provided $5,611 for restructuring costs related to: the exit from certain lines of business that were part of Handling North America; reorganization and downsizing of portions of the European Handling operation; and, in the Aerospace Components business, the abandonment of certain product lines which resulted in idled equipment and severance costs related to a downsizing of the Aviation Repair workforce. The $5,611 consisted of $1,676 in severance costs, $1,515 of idled equipment written-down to fair market value, $1,367 of inventory related to the exited businesses and $1,053 of other costs. Quantification of the effects of the restructuring on future operating results is not practical because some of the actions were taken to avoid future costs while other actions were strategic in nature and implemented to limit exposure to changing market dynamics. These restructuring activities are substantially complete and the remaining reserves are immaterial to the Company as a whole.

In 1992, the Company recorded $2,523 of additional costs related to unfavorable adjustments on assets held for sale as part of an asset sale program. The Company developed this program in 1989 as part of an overall restructuring program which modified its strategic operating plan. The modified strategic operating plan identified certain businesses and Corporate assets to be dis-posed of and implemented major Corporate cost reductions. Most of the desig-nated businesses were sold or shut-down in 1990. The 1992 adjustment reflected the rapid decline in real-estate value of two properties held for sale, both of which were former Handling operations.

NOTE 4 Cumulative Effect of Changes in Accounting Principles

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

In the fourth quarter of 1994, the Company elected to adopt FAS No. 106 for its foreign plans. Adoption is mandatory for foreign plans for fiscal years beginning after December 15, 1994. The one-time cumulative effect of this adoption on income was a net charge of $194 ($.01 per share) which was reported retroactively to the beginning of fiscal 1994.

In 1992, the Company changed its method of accounting for income taxes by adop-ting the Financial Accounting Standards Board's FAS No. 109, "Accounting for Income Taxes". In making this change, the Company recognized the cumulative effect of the difference in accounting methods as a $3,124 credit to earnings (equivalent to $.19 per share) retroactive to the beginning of the fiscal year.

NOTE 5 Extraordinary Loss

In 1992, the Company refinanced certain long-term debt and entered into a comprehensive amendment and restatement of its bank credit agreement. This necessitated the write-off of issuance costs related to this previously outstanding indebtedness which were originally deferred so that they could be expensed over the original lives of such indebtedness. This resulted in an extraordinary loss of $7,567 without any currently usable tax benefit in 1992 (equivalent to $.46 per share).

The cash flow impact of the early extinguishment of debt was immaterial. However, new debt issuance costs had a negative cash flow consequence of $11,952 in 1992 which was deducted in determining net cash provided (used) by operating activities in the Consolidated Statement of Cash Flows.

NOTE 6 Business Segment Information

The Company operates in two segments, each of which is composed of products which have a similar strategic emphasis. The two business segments are:
        Engineered Materials includes Special Materials, which produces ferrous metal powder used to manufacture precision parts, and Aerospace Components, which manufactures precision jet engine components and repairs jet engine fan blades.

        Handling/Packaging Systems is comprised of the Company's Handling operations, which design, manufacture and sell storage rack, shelving and related equipment primarily for use in warehouses, distribution centers and for other storage applications; and the Company's Packaging operations, which design and sell machinery for applying strapping and stitching wire, and also supply strapping and stitching wire for use in such machines.

The accompanying tables present financial information by business segment for the years 1994, 1993, and 1992. Operating profit consists of net sales of the segment less all costs and expenses related to the segment. "Corporate Items" includes items which are not related to either of the two business segments. Total assets by business segment consist of those assets used directly in the operations of each segment. Corporate net assets consist principally of cash, nonoperating investments, prepaid pension cost and liabilities related to closed plants.

Information About The Company's Business Segments
(in millions)
                                                 Net Sales            Operating Profit (Loss)   Identifiable Assets
                                            1994    1993    1992      1994    1993    1992      1994    1993    1992
Engineered Materials
         Special Materials                  $153.9  $131.5  $122.5
         Aerospace Components                 62.5    61.0    67.5

                                             216.4   192.5   190.0    $ 32.3  $ 26.3  $ 29.6
         Goodwill Write-down                                           (13.2)
         Restructuring Charge                                                   (1.8)

                                             216.4   192.5   190.0      19.1    24.5    29.6    $166.6  $178.3  $173.5

Handling/Packaging Systems
         Handling                            406.0   366.7   395.3
         Packaging                           130.2   122.1   122.9

                                             536.2   488.8   518.2      28.1    19.1    24.0
         Goodwill Write-down                                           (21.0)
         Restructuring Charge                                                   (3.8)   (2.5)

                                             536.2   488.8   518.2       7.1    15.3    21.5     252.1   265.6   279.4

Corporate Items                                                         (2.0)   (1.6)   (0.7)     26.3    20.3    58.4

Operating Profit                                                        24.2    38.2    50.4

Net Interest Expense                                                   (50.2)  (49.1)  (51.4)
Nonoperating Income (Expense)                                            0.5    (5.3)   (0.5)


Consolidated Totals                         $752.6  $681.3  $708.2    $(25.5) $(16.2) $ (1.5)   $445.0  $464.2  $511.3

Depreciation and Amortization
         Engineered Materials               $ 11.7  $ 12.2  $ 11.8
         Handling/Packaging Systems           11.2    12.6    15.5
         Corporate Items                       0.2     0.2     0.2

Consolidated Total                          $ 23.1  $ 25.0  $ 27.5

Capital Expenditures
         Engineered Materials               $  8.3  $  9.0  $ 15.5
         Handling/Packaging Systems            7.2     5.5     9.1

Consolidated Total                          $ 15.5  $ 14.5  $ 24.6

Liquidation of LIFO Inventory Quantities
         Engineered Materials               $       $       $   .4
         Handling/Packaging Systems            1.0     1.2     1.5

Information About The Company's Operations by Geographic Region

The following table presents information about the Company's operations by geographic area. Transfers between geographic areas, which are all in the Handling/Packaging Systems segment, are made at prices which approximate the prices of similar items sold to distributors. Operating profit by geographic area is the difference between net sales attributable to the area and all costs and expenses related to that area. Export sales to unaffiliated customers included in the United States' sales are not material. Sales to domestic and foreign government agencies are not material.

                                                 Net Sales            Operating Profit (Loss)   Identifiable Assets
                                            1994    1993    1992      1994    1993    1992      1994    1993    1992
(in millions)
United States
         Customer Sales                     $439.1  $390.0  $363.5
         Inter-geographic                      3.3     2.6     3.6

  Subtotal                                   442.4   392.6   367.1    $ 43.1  $ 32.1  $ 32.7
         Goodwill Write-down                                           (34.2)
         Restructuring Charge                                                   (3.8)

                                             442.4   392.6   367.1       8.9    28.3    32.7    $240.1  $275.1  $274.4

Europe
         Customer Sales                      210.1   206.5   256.5
         Inter-geographic                      2.8     1.4     1.2

  Subtotal                                   212.9   207.9   257.7       11.4    9.6    17.3
         Restructuring Charge                                                   (1.1)   (1.6)

                                             212.9   207.9   257.7       11.4    8.5    15.7     100.8    94.7   106.3

Canada and Asia Pacific
         Customer Sales                      103.4    84.8    88.2
         Inter-geographic                      2.9     1.2     2.2

  Subtotal                                   106.3    86.0    90.4       5.9     3.7     3.6
         Restructuring Charge                                                   (0.7)   (0.9)

                                             106.3    86.0    90.4       5.9     3.0     2.7      77.8    74.1    72.2

Corporate Items/Eliminations                  (9.0)   (5.2)   (7.0)     (2.0)   (1.6)   (0.7)     26.3    20.3    58.4

Operating Profit                                                        24.2    38.2    50.4

Net Interest Expense                                                   (50.2)  (49.1)  (51.4)
Nonoperating Income (Expense)                                            0.5    (5.3)   (0.5)


Consolidated Totals                         $752.6  $681.3  $708.2    $(25.5) $(16.2) $ (1.5)   $445.0  $464.2  $511.3


Liquidation of LIFO Inventory Quantities
         United States                      $  0.1  $       $  1.1
         Europe                                0.6     1.1     0.7
         Canada and Asia Pacific               0.3     0.1     0.1

NOTE 7 Income Taxes

Pretax income (loss) consisted of:

                                       1994        1993        1992
               Domestic             $(39,187)   $(25,482)   $(16,854)
               Foreign                13,654       9,258      15,328

                                    $(25,533)   $(16,224)   $ (1,526)
The provisions for taxes
on income consisted of:
                                       1994        1993        1992
              Current:
               U.S. Federal         $  2,688    $    602    $  1,080
               State                   2,892       2,343         689
               Foreign                 3,001       3,697       6,527
               Total                   8,581       6,642       8,296

              Deferred:
               U.S. Federal           (3,493)
               State
               Foreign                 1,676        (100)        744
               Total                  (1,817)       (100)        744

              Benefit of Net Operating
              Loss Carryforwards:
               U. S. Federal           3,172
               Foreign                   952
               Total                   4,124

              Tax Provision         $ 10,888    $  6,542    $  9,040


In 1993 and 1992, high levels of interest expense resulted in losses for U.S. federal tax purposes. Because most of the interest expense is borne in the United States at the parent company level, throughout the period the Company had taxable income in foreign and state jurisdictions despite the high levels of consolidated interest expense. Foreign taxes paid did not result in a ben-efit in the U.S. and, as a result, the Company had tax expense in 1994, 1993, and 1992, notwithstanding consolidated pretax losses in each of those years.

In 1994, a small amount of domestic taxable income was generated as the write-down of goodwill did not increase the deduction allowable for tax purposes. This taxable income was offset with the carryforward of prior year losses. The Company also provided for additional amounts related to open federal tax returns for the years 1982 through 1990. In addition, in 1994 the Company had a small amount of income subject to Alternative Minimum Tax (AMT) in the U.S. because of certain restrictions on the amount of net operating loss that can be carried forward for purposes of calculating that tax.

The federal tax net operating loss carryforward, which was $19,878 at the end of 1994, will not begin to expire until 2006. (The tax effect of this benefit was fully reserved for in the valuation allowance.)

Actual cash disbursements for income taxes and other tax assessments were $4,844, $8,586, and $16,151 in 1994, 1993, and 1992, respectively. Because of the Company's tax situation in 1994, 1993, and 1992, effective tax rate analysis would not be meaningful.

Deferred tax liabilities and assets are comprised of the following:

                                                       1994       1993
              Deferred tax liabilities
               Depreciation                          $ 20,123   $ 19,771
               Other                                    3,034      3,156
                                                     $ 23,157   $ 22,927
              Deferred tax assets
               Deferred employee benefits            $ 16,905   $ 16,400
               Net operating loss carryforward          8,557     12,681
               AMT credit carryforwards                 2,168      2,078
               Inventory                                3,407      4,188
               Recapitalization costs                   2,049      2,419
               Environmental reserves                   2,189      2,884
               Other                                    3,795      5,681
                                                       39,070     46,331
              Valuation allowances                    (18,165)   (23,489)
                                                     $ 20,905   $ 22,842


As of December 25, 1994, U.S. federal income tax returns for the years 1988 through 1990 were in the process of examination. Resolution of tax years 1982-1984 is pending with the U.S. Tax Court following receipt in 1994 by the Company of a statutory notice for $17,000 plus penalties and interest. Resolution of tax years 1985-1987 is pending with the Appeals Division of the Internal Revenue Service. The Company believes that adequate provision has been made for possible assessments of additional taxes.

No provision has been made for U.S. income taxes on approximately $25,967 of undistributed earnings of foreign subsidiaries, some of which are subject to statutory restrictions on distribution.

NOTE 8 Pensions

The Company has various defined benefit and defined contribution pension plans which among them cover substantially all employees.

The provision for defined benefit pension costs includes current costs, interest costs, actual return on plan assets, amortization of the unrecognized net asset existing at the date of transition and net unrealized gains and losses. Benefits are computed based mainly on years of service and compen-sation during the latter years of employment. Company contributions are determined according to the funding requirements set forth by ERISA and in the case of foreign plans local statutory requirements.

Certain of the Company's defined benefit plans relate to foreign locations and are denominated in currencies other than U.S. dollars. All plans use similar economic assumptions. The following table sets forth the funded status of the ongoing, domestic and foreign defined benefit plans and the amounts included in the year-end balance sheet. The Company's plans were generally overfunded and the underfunded plans which existed were not significant.

                                                         1994           1993
     Plan assets at fair value                         $131,387       $142,009
     Actuarial present value of
     accumulated benefit obligation:
      Vested benefits                                   108,143        110,693
      Non-vested benefits                                 1,243            907
                                                        109,386        111,600
     Effect of assumed future compensation increases     13,452         10,010
     Projected benefit obligation for service to date   122,838        121,610
     Plan assets in excess of projected benefit
     obligation                                           8,549         20,399
      Items not yet recognized in earnings:
      Unrecognized net asset at December 28, 1986
      (being recognized over 15 years)                   13,881         15,704
      Unrecognized net actuarial gain (loss)             (6,231)         3,834
      Unrecognized prior service cost                    (6,456)        (5,033)
                                                          1,194         14,505

      Prepaid (Accrued) pension liability              $  7,355       $  5,894

Net pension cost (income) included in operating profit for these plans consists of the following components:

                                                      1994      1993     1992
   Service cost                                     $ 3,679   $ 3,068  $ 3,232
   Interest cost                                      9,747     9,298    9,596
   Actual return on plan assets [(income) loss]      (6,795)  (12,107)  (9,923)
   Net amortization and deferred items               (7,657)     (434)  (3,177)
   Net pension cost (income)                        $(1,026)  $  (175) $  (272)
   Assumptions used in the computations:
    Assumed discount rate                            7.5-9%      7-9%      7-9%
    Expected long-term rate of return on plan assets 8.5-9%      7-9%      7-9%
    Rate of increase in future compensation levels     4-7%      4-6%      5-7%

Pension plan assets are primarily invested in common and preferred stock, short and intermediate term cash investments, and corporate bonds.

The expense for the Company's defined contribution pension plans covering certain domestic employees was $1,835, $2,267, and $2,307 in 1994, 1993, and 1992, respectively. Annual contributions to defined contribution plans are equal to the amounts accrued during the year.

In 1989, the Company established a non-contributory, defined contribution employee stock ownership plan (ESOP) covering all domestic employees not covered by collective bargaining agreements. Company contributions are allocated to participants based on the ratio each participant's compensation bears to the total compensation of all eligible participants. The Company makes contributions to the plan in the amount necessary to enable the plan to make its regularly scheduled payments of principal and interest on its term loan under the bank credit agreement (see Note 13). Amounts charged to employee benefits and interest during the year totalled $1,307 and $741, respectively, in 1994, $1,508 and $703, respectively, in 1993, and $1,307 and $846, respectively, in 1992.

NOTE 9 Postretirement Benefits Other Than Pensions

The Company has unfunded postretirement health care and death benefit plans covering certain domestic employees and retirees. Effective as of the beginning of 1992, the Company adopted FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", for these domestic retiree benefit plans. Under FAS No. 106, the Company is required to accrue the estimated cost of retiree benefit payments, other than pensions, during the employee's active service period. The cost of postretirement benefits historically has been actuarially determined and accrued over the working lives of employees expected to receive benefits with prior service costs being accrued over periods not exceeding twenty-five years.

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

Effective as of the beginning of fiscal 1994, the Company adopted FAS No. 106 for its foreign plans. This change in accounting principle required restatement of previously reported first quarter 1994 results by a charge of $194.

The following table sets forth the status of the plans, reconciled to the accrued postretirement benefit cost recognized in the Company's year-end balance sheet.

                                                           1994        1993

    Accumulated postretirement benefit obligation:
      Retirees                                            $22,751    $26,171
      Fully eligible active plan participants               2,203      2,436
      Other active plan participants                        1,975      2,245
    Total accumulated postretirement benefit obligation    26,929     30,852
    Unrecognized prior service cost                         2,177      2,341
    Unrecognized gain (loss)                                5,595      1,511
    Accrued postretirement benefit cost                   $34,701    $34,704

Net periodic postretirement benefit cost included the following components:

                                                   1994       1993       1992

    Service cost on benefits earned              $   205    $   242    $   464
    Interest cost on accumulated postretirement
     benefit obligation                            2,062      2,389      2,808
    Unrecognized prior service cost                 (164)      (123)
    Unrecognized gain (loss)                        (118)       (57)
    Net periodic postretirement benefit cost charged
     to results from operations                  $ 1,985    $ 2,451    $ 3,272

For measuring the expected postretirement benefit obligation, a 14% annual rate of increase in the per capita claims cost was assumed for 1994. This rate was assumed to decrease 1% per year to 6% in 2002 and remain at that level thereafter. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8.5% at December 31, 1994 and 7.5% at December 31, 1993. The rate of compensation increase used to measure the accumulated postretirement benefit obligation for the death benefit plans was 4% in both 1994 and 1993.

If the health care cost trend rate were increased 1%, the accumulated postretirement benefit obligation as of December 31, 1994 would have increased by 5%. The effect of this change on the aggregate of service and interest cost for 1994 would be an increase of 5%.

The provision for postretirement benefits other than pensions included in operating profit was $1,107, $167, and $1,958 in 1994, 1993, and 1992, respectively. In 1993, costs were down from 1992 because of benefit changes made by the Company in the second quarter which resulted in a curtailment gain of $1,141. The provision for such costs included in nonoperating income was $878, $1,143, and $1,314 in 1994, 1993, and 1992, respectively.

NOTE 10 Convertible Exchangeable Preferred Stock

As part of its 1992 financing plan, the Company issued 40,000 shares of Series A Preferred Stock. The preferred stock is convertible into common stock at an initial conversion price of $6.50 per share and bears a 9% per annum dividend payable semi-annually beginning December 31, 1992. To the extent dividends are not paid in cash on a semi-annual dividend payment date, an adjustment is made which reduces the per share conversion price. Upon such an adjustment, all accrued and unpaid dividends on the shares of preferred stock through the date of adjustment cease to be accrued and unpaid. Due to restrictions in the bank credit agreement and the indenture under which the Senior Subordinated Debentures were issued, it is not expected that cash dividends will be paid on the preferred stock for the foreseeable future. Accordingly, it is expected that the conversion price of the preferred stock will continue to decline approximately 4.5% on each semi-annual dividend payment date, resulting in an increase in the aggregate number of shares of common stock issuable upon conversion of the preferred stock. As a result of the operation of these dividend adjustment provisions of the preferred stock, the conversion price of the preferred stock was reduced to $5.20 per share as of December 31, 1994. In addition, to the extent dividends are not paid on the preferred stock in cash, the liquidation preference on the preferred stock increases at a rate of 9% per year, compounded semi-annually, and as of December 31, 1994 was $50,000. Upon certain events defined as "changes in control" or fundamental changes, the holders of the convertible preferred stock have the right to require the Company to purchase the shares, subject to certain limitations.

NOTE 11 Shareholders' Equity (Deficit)

As part of its 1992 financing plan, the Company sold 11,488,000 shares of common stock, par value $1 per share, in an underwritten public offering at an initial public offering price of $4.00 per share. The net proceeds of this sale of $41,759 were added to common stock and additional paid-in capital in the amounts of $11,488 and $30,271, respectively. Each share of common stock has the right to one vote per share on all matters submitted to a vote of the shareholders of the Company.

A new class of non-voting common stock with a par value of $1 per share was created, of which 15,000,000 shares were authorized. None has been issued. Shares of non-voting common stock have no voting rights except as otherwise provided or as required by law.

No dividend payments were made in 1994, 1993, and 1992 and, due to restrictions in the bank credit agreement and the indenture for the Senior Subordinated Debentures, it is not expected that cash dividends will be paid in the foreseeable future.

The Company established an ESOP in 1989 with an initial contribution of 10,000 shares, followed by the sale of 1,100,000 shares to the ESOP. Under a related stock purchase program, Interlake undertook to purchase the lesser of 1,100,000 shares or the number of shares purchasable for $16,088 in the open market or in privately negotiated transactions. As of December 25, 1994, a total of 893,739 shares had been acquired at a cost of $11,083, unchanged from the prior year end.

Unearned compensation represents estimated future charges to income by reason of the ESOP and stock awards previously granted. Principal and interest payments on the ESOP borrowings are charged against earnings as employee compensation and interest expenses, respectively.

In 1989, the Board of Directors declared a stock right dividend distribution. The purpose of these rights is to protect the Company against certain unfair and abusive takeover tactics. In certain circumstances, shareholders, other than certain holders of 15% or more of Interlake's stock, have the right to purchase Interlake stock from Interlake for less than its market price. In certain circumstances, Interlake shareholders can purchase, for less than market value, shares of a company which acquires The Interlake Corporation.

NOTE 12 Stock Incentive Plans

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

 A summary of stock option activity under the Stock Incentive Programs follows:

                                            1994                   1993
                                                 Average                Average
                                      Shares      Price      Shares       Price
     Stock Options:
      Outstanding-beginning of year  1,188,162    $6.15    1,331,955      $6.81
      Granted                                                106,000       4.09
      Exercised
      Canceled or expired             (111,874)    6.13     (249,793)      8.77
      Outstanding-end of year        1,076,288     6.15    1,188,162       6.15
      Exercisable-end of year          535,663     8.31      427,937       9.95

     Available shares                  908,529               796,655

NOTE 13 Long-Term Debt and Credit Arrangements

Long-term debt of the Company consists of the following:

                                                  December 25,    Interest    December 26,    Interest
                                                  1994            Rates       1993            Rates
   Senior Subordinated Debentures                 $220,000        12.13%      $220,000        12.13%
   Term Loans                                       94,383        8.00-8.63     94,136        5.69-8.44
   Delayed Draw Term Loan                           11,125        8.00          11,125        5.69
   Deferred Term Loans                               7,500        8.00           7,500        5.69
   Revolving Loans                                  76,314        8.00-8.63     76,031        5.69-8.44
   ESOP Note                                        10,055        8.00          11,261        5.69
   Obligations under long-term lease agreements      8,930        6.13-7.88     10,230        6.13-7.88
   Pollution control and industrial development
    loan agreements                                 12,150        6.25-7.13     12,150        6.25-7.13
   Other                                             1,994                         702
                                                   442,451                     443,135
   Less-current maturities                          24,553                       2,525

                                                  $417,898                    $440,610
   Weighted average interest rate                                 11.66%                      11.39%

During 1992, the Company implemented a financing plan which included the sale of $220,000 of 12 1/8% Senior Subordinated Debentures due in 2002, redemption of $200,000 of subordinated increasing rate notes, repayment of $51,074 of long-term bank debt, and entering into an agreement with its bank group which amended and restated the Company's bank credit agreement to modify payment and other terms. Certain covenants in the agreement were further modified in 1993 and again early in 1995.

At the end of 1994, the bank credit agreement provided facilities for term loans of $118,792, revolving loans of up to $102,114 (subject to limitations described below), and ESOP loans of $10,055. Principal repayments for term and revolving loans are due in varying annual amounts from 1995 through 1998. Principal amounts for ESOP loans are due in varying amounts through 1999.

Under the terms of the bank credit agreement, the Company pays a commitment fee of 1/2 percent on unused credit facilities and, in 1994, had the option to borrow funds under the revolving and term facilities at the prime rate plus
1 3/4 percent, or various London Interbank Offered Rates (LIBOR) plus 2 3/4 percent, with such rates adjusted periodically. The bank credit agreement bor-rowing rates at December 25, 1994 ranged from 8.00% to 8.625%. The bank credit agreement also required the Company to enter into long-term interest rate swap agreements to reduce the impact of changes in interest rates on its floating rate long-term debt. At the end of 1994, the Company had interest rate hedging arrangements with members of the bank group limiting interest rates on $113,000 of debt under the bank credit agreement to 8.57% plus the applicable spread. These agreements mature on a quarterly basis through 1997. Without the swap agreements, the weighted average cost of borrowing would have been 1.2 percentage points lower in 1994, 1.6 lower in 1993 and 1.4 lower in 1992. The expiration dates of the swap agreements correlate to the original schedule of principal term loan repayment dates and extend, on a declining basis, through the final maturity of the term loans.

The long-term lease obligations relate principally to capitalized pollution control facilities. The interest rates on these obligations vary from 6.125% to 7.875%. Principal repayments are due in varying amounts through 2002.

The Company has borrowed funds under several loan agreements with state and county pollution control and industrial development authorities to finance certain environmental and facility expansion and improvement projects. Interest rates on these obligations vary from 6.25% to 7.125%. Principal repayments are to be made in various amounts from 1998 to 2009. At the time of the spin-off of Acme Steel Company from the Company in 1986, Acme assumed an obligation to pay the Company for pollution control bonds related to its facilities, which are currently outstanding for $6,000.

The schedule of debt repayment requirements for the five years following 1994 are as follows:

                          1995   $24,553
                          1996    88,824
                          1997    80,262
                          1998    11,544
                          1999     4,095

Although there can be no assurances, based on current levels of performance the Company believes it will be able to comply with all bank credit agreement covenants in 1995. In 1996, the Company has long-term debt amortization requirements of $88,824 and, potentially, significant payments related to tax matters (see "Provision for Income Taxes") which it does not expect to be able to meet from operating cash flow. The Company continues to evaluate alternative actions to refinance some or all of its long-term bank obligations including among others the raising of new equity capital and the issuance of replacement debt.

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

Actual cash disbursements for interest were $49,413, $48,326, and $41,179 in 1994, 1993, and 1992, respectively.

At December 25, 1994 the Company had unamortized deferred debt issuance costs of $9,021 included in other assets which are being amortized as part of interest expense over the lives of the related debt issues. Amortization included in interest expense was $2,199, $1,786, and $1,594, in 1994, 1993, and 1992, respectively.

Under the bank credit agreement, the Company will be able to borrow under its revolving facility up to an additional $44,000 over the year-end revolving
indebtedness.   However, outstanding revolver borrowings at the end of each of the Company's fiscal 1995 quarters will be limited to between $17,000 and
$29,000 above the year-end 1994 revolver borrowings.   In addition, the Company
will have up to $6,000 of deferred term loan availability during the year for amounts incurred on certain environmental matters.

NOTE 14 Fair Value of Financial Instruments

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

  Long-term debt (See Note 13) - The interest rate on the Company's bank debt is reset every quarter to reflect current market rates. Consequently, the carrying value of the bank debt approximates fair value. The fair values of the long-term debt other than bank debt were estimated based on quoted market prices for the same or similar issues.

  Convertible exchangeable preferred stock (See Note 10) - The fair value of the preferred stock, which was issued in a private placement, is estimated at its carrying value as such stock is not traded in the open market and a market price is not readily available.

  Foreign exchange contracts (See Note 1) - The fair value associated with the foreign currency contracts has been estimated by valuing the net position of the contracts using applicable spot rates and thirty day forward rates as of the end of the fiscal year.

  Interest rate swap agreements (See Note 13) - The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that the Company would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the present creditworthiness of the swap counterparties. Under the restrictions of the bank credit agreement, the Company does not expect to cancel these agreements, and expects them to expire as originally contracted.

The estimated fair values of the Company's financial instruments are as follows:

                                                         December 25,                 December 26,
                                                            1994                          1993
                                                     Carrying      Fair          Carrying      Fair
                                                     Amount        Value         Amount        Value
          Cash and cash equivalents                  $ 39,708      $ 39,708      $ 31,934      $ 31,934
          Other assets                                  6,000         5,220         6,942         6,996
          Long-term debt<F1>                          433,521       418,440       432,905       435,754
          Convertible exchangeable preferred stock     39,155        39,155        39,155        39,155
          Foreign currency contract assets                              (43)                        (75)
          Interest rate swap liabilities                  932         1,838         1,824        12,226

  <F1>    Includes current maturities and excludes capitalized long-term leases

NOTE 15 Environmental Matters

In connection with the reorganization of the old Interlake, Inc. (now Acme Steel Company ("Acme")) in 1986, the Company, then newly-formed, indemnified Acme against certain environmental liabilities relating to properties which had been shut down or disposed of by Acme's iron and steel division prior to the 1986 reorganization. The Company recorded a charge of $6 million in 1991 and charges of $4.8 million in 1993 for anticipated liabilities for environmental matters relating to nonoperating sites. As of December 25, 1994, the Company's reserves for environmental liabilities totalled $6.2 million.

Based on its current estimate of its potential environmental liabilities, including all contingent liabilities, individually and in the aggregate, asserted and unasserted, the Company believes that the costs of environmental matters have been fully provided for or are unlikely to have a material adverse effect on the Company's business, future results of operations, liquidity or consolidated financial condition. In arriving at its current estimate of its potential environmental liabilities, the Company has relied upon the estimates and analysis of its environmental consultants and legal advisors, as well as its own evaluation, and has considered: the probable scope and cost of investigations and remediations for which the Company expects to have liability; the likelihood of the Company being found liable for the claims asserted or threatened against it; and the risk of other responsible parties not being able to meet their obligations with respect to clean-ups. In estimating its potential environmental liabilities, the Company has not taken into consideration any potential recoveries from insurance companies, although in May 1994 the Company instituted an action seeking a declaratory judgment against and recoveries from insurers under policies covering nearly 30 years. The Company's estimate has not been discounted to reflect the time-value of money, although a significant delay in implementation of certain of the remedies thought to be probable could result in cost estimates increasing due to inflation.

The Company's current estimates of its potential environmental liabilities are subject to considerable uncertainty due to the continuing uncertainty surrounding one of the sites for which the Company is responsible pursuant to its indemnity of Acme -- namely, the Superfund site on the St. Louis River in Duluth, Minnesota (the "Duluth Site"). These uncertainties relate to both the clean-up of certain contaminated soils at the site, as well as the remediation of certain underwater sediments. In the light of these uncertainties, the Company's estimates could be subject to change in the future.

With respect to the contaminated soils, the Company has conducted certain investigations at the request of the Minnesota Pollution Control Agency ("MPCA"), including a study outlining a broad range of remedial alternatives and associated costs. The alternatives studied have included both those that assume that the Duluth Site will be used for industrial purposes, consistent with its current and historical uses, and those that would meet standards for unrestricted use. The Company and the MPCA are engaged in discussions regarding the development of a work plan for clean-up to industrial use standards. The costs of the alternatives for clean-up to industrial use standards believed to be most appropriate by the Company range from $3 million to $4 million. However, the Company has reviewed other remedial plans for the contaminated soils which also contemplate the continued industrial use of the property but which could cost as much as $20 million, due to their being based upon certain risk assessments and other assumptions which the Company believes to be overly conservative. The Company expects to arrive at an agreed-upon work plan with the MPCA, based on appropriate assumptions, sometime during 1995, but there can be no assurance it will do so.

With respect to the underwater sediments, the MPCA has requested the Company to undertake an investigation and to evaluate remedial alternatives. The Company is presently negotiating with the MPCA the scope of the sediments investigation. The Company believes that any estimate of the potential costs of remediating the underwater sediments will not be meaningful until the investigation is completed and possible remedial alternatives are reviewed by the Company and the MPCA. To date, there have been few sites in the United States involving the clean-up of underwater sediments, and none in which the MPCA has acted as lead agency. On a preliminary basis, the Company believes that the range of reasonable remedial alternatives for the underwater sediments includes that of taking no action, thereby avoiding the disruption of the natural remediation of the underwater sediments which has been under way for over 30 years. Thus, the Company believes the minimum of the range of costs of remedial alternatives to be zero, and to date has made provision for only the investigation, and not for the clean-up, of underwater sediments.

In March 1994, the citizen board of the MPCA, contrary to the recommendation of the MPCA professional staff, named only the Company as a responsible party with respect to the underwater sediments at the Duluth Site. The MPCA staff had recommended that the successors to certain coal tar processors at the site (the "tar companies") also be named as responsible parties. The Company believes that the tar companies are the cause of a major portion of the underwater contamination of the site, and is reviewing its options for either obtaining the inclusion of the tar companies as responsible parties or recovering a portion of the Company's costs from the tar companies.

The Company's current expectation is that cash outlays related to its outstanding reserves for environmental matters will be made over the period of 1995 to 1997, or later. If the Company ultimately determines that additional charges beyond its present reserves are necessary in connection with the Duluth Site, the Company believes it is likely that cash outlays would occur near the end of the decade, or later.

NOTE 16 Commitments and Contingencies

The Company is engaged in certain routine litigation arising in the ordinary course of business. Based upon its evaluation of available information, management does not believe that any such matters are likely, individually or in the aggregate, to have a material adverse effect upon the Company's business future, results of operations, liquidity or consolidated financial condition.

On July 9, 1990, the City of Toledo, Ohio, brought an action in Federal district court in Toledo, Ohio, against the Company, Acme Steel Company ("Acme" or the "old Interlake"), Beazer Materials and Services, Inc. ("Beazer") and Toledo Coke Corporation ("Toledo Coke") in connection with the alleged contamination of a 1.7 acre parcel of land the City had purchased from Toledo Coke for purposes of building a road. The City has alleged various claims, both with respect to the 1.7 acres of right-of-way it purchased and owns and the entire coke facility owned by Toledo Coke which adjoins the right-of-way. These claims seek a judgment finding the Company and the other defendants liable for the environmental remediation costs and other relief. The Company's alleged liability arises from its indemnification obligations with respect to Acme, which as the old Interlake operated coke ovens and by-product recovery facilities on the site from 1930 through 1978. In 1978 the old Interlake sold the coke plant to Koppers Company, Inc., which was later acquired by Beazer, and which indemnified Interlake against environmental liabilities. Koppers, in turn, sold the facility to Toledo Coke. Interlake has cross-claimed against Beazer under its indemnity.

Prior to the filing of the preliminary injunction described below, the City of Toledo and the defendants had been discussing possible remedial plans which the defendants believe would enable the City to build the road in question. Under these plans, the amounts required to be contributed by the Company would not have been material to the business or financial condition of the Company. On or about January 31, 1994, the City filed a motion seeking a preliminary injunc-tion under the Resource Conservation Recovery Act ordering the defendants to take certain remedial actions with respect to the right-of-way. A hearing on the City's motion was completed in October 1994. The City is seeking an order compelling the defendants to perform a remedy which the City asserts would cost approximately $4 million. The Company believes that the right-of-way could be remedied to a degree sufficient to enable the building of the road at a cost far less than $4 million. Although the Company believes that it is entitled to be indemnified by Beazer, to the extent the Company incurs any liabilities or costs by virtue of the ongoing injunction hearing, the Company could be compelled to incur costs prior to having its indemnification cross-claim against Beazer decided by the court.

In January 1995, Beazer filed a motion for summary judgment seeking to have the Company's indemnification cross-claim denied. The Company intends to resist such motion, and to file its own motion for summary judgment seeking the enforcement of the indemnification from Beazer.

NOTE 17 Quarterly Results (Unaudited)

Quarterly results of operations for 1994 and 1993 were as follows:
(in millions except per share data)

                                                      1st         2nd         3rd       4th
                                                    Quarter     Quarter     Quarter   Quarter
     1994
      Net sales
        Engineered Materials                        $  48.2     $  54.4     $  54.2   $  59.6
        Handling/Packaging Systems                    121.1       127.7       139.5     147.9
                                                      169.3       182.1       193.7     207.5

      Gross Profit                                     39.5        43.4        42.9      49.9

      Operating profit
        Engineered Materials                            7.8         8.1         6.8       9.6
        Handling/Packaging Systems                      5.5         5.8         7.9       8.9
        Corporate Items                                (1.3)        (.3)        (.3)      (.1)
      Operating profit before goodwill write-down      12.0        13.6        14.4      18.4
      Goodwill write-down                                                               (34.2)
      Operating profit                                 12.0        13.6        14.4     (15.8)

      Income (loss) before accounting change           (2.4)       (2.4)       (1.9)    (33.9)
      Net income (loss)                                (2.6)       (2.4)       (1.9)    (33.9)
      Income (loss) before accounting change
        per common share                               (.11)       (.11)       (.08)    (1.54)
      Net income (loss) per common share               (.12)       (.11)       (.08)    (1.54)


     1993
      Net sales
        Engineered Materials                        $  51.5     $  48.7     $  46.9   $  45.4
        Handling/Packaging Systems                    117.0       124.4       122.1     125.3
                                                      168.5       173.1       169.0     170.7

      Gross profit                                     41.7        41.4        37.8      39.9

      Operating profit
        Engineered Materials                            7.7         7.3         6.2       5.1
        Handling/Packaging Systems                      4.3         5.6         3.7       5.5
        Corporate Items                                 (.3)        (.1)        (.2)     (1.0)
      Operating profit before restructuring charge     11.7        12.8         9.7       9.6
      Restructuring charge                                                               (5.6)
      Operating profit                                 11.7        12.8         9.7       4.0

      Net income (loss)                                (3.6)       (3.1)       (4.7)    (14.6)
      Net income (loss) per common share               (.16)       (.14)       (.22)     (.66)

In the fourth quarter 1994, the Company revised its accounting policy for valuing its long-lived assets to include the cost of capital in estimating the total projected future cash flows from its business units. Previously, the cash flows were computed without discounting or allocation of interest cost. In the fourth quarter 1994, the Company determined that in the case of certain businesses, the projected cash flows on a discounted basis were insufficient to recover the carrying value of the assets. As a result, certain goodwill assets totalling $34,174 were written off in full (see Note 2).

In the fourth quarter of 1993, the Company took a restructuring charge of $5,611 (see Note 3).

Nonoperating expenses consist of items which are not related to activities that constitute the Company's ongoing operations. Nonoperating income was recorded in the first quarter of 1994 in the amount of $1,100 related to a one-time gain from settlement of a real-estate matter with a local transportation authority. In 1993, nonoperating expenses included a special charge of $3,850 in the fourth quarter and $900 in the second quarter for environmental matters involving nonoperating locations (see Note 15).

In 1994 and 1993, benefits to pretax income due to reductions in LIFO inventories were $626 and $1,000, respectively, in the first quarter and $325 and $200, respectively, in the fourth quarter.

Effective as of the beginning of fiscal 1994, the Company changed its method of accounting for postretirement benefits for its foreign plans by adopting the Financial Accounting Standards Board's FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This change in accounting principle required restatement of previously reported first quarter 1994 results by a charge of $194 or $.01 per share.

NOTE 18 Subsequent Event

In March of 1995, the Company amended its bank credit agreement to modify certain covenants as they relate to 1995.