Form 10-K, Exhibit 13
period 1995-12-31
INTERLAKE CORP
filed 1996-02-23
CIK 790929

EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
(dollars in millions except per share data)
(references to Notes are references to Notes to Consolidated Financial
Statements)


Results of Operations
Net sales were $831.1, $752.6 and $681.3, respectively, in 1995, 1994 and 1993.
Net sales in the Engineered Materials segment were up $32.0 in 1995, as shipments of metal powders by the Special Materials business reached record levels for a second successive year, as a result of the continuing penetration by powder metallurgy into automotive and nonautomotive applications and strong North American auto and light truck production. Sales of the Aerospace Components business increased as several newer engine programs reached the production stage. Handling/Packaging Systems' sales were up $46.5 in 1995, as North American and Asia Pacific Handling sales reached record levels, and most of the Packaging businesses reported higher sales. The weakening of the U.S. dollar against most foreign currencies added $15.6 to net sales compared with 1994, as discussed in "Foreign Operations." In 1994, in the Engineered Materials segment, strong North American auto and light truck production led to a $22.4 increase in sales of metal powders. Handling/Packaging Systems' sales were up $47.4 in 1994, primarily as a result of a strong market for material handling equipment in the U.S. and Asia Pacific markets, coupled with higher sales of strapping products in the U.S. and Canada.

Operating income was $71.6, $24.2 and $38.2, respectively, in 1995, 1994 and 1993. In 1994, a charge of $34.2 was taken to write down goodwill, as discussed in "Long-Lived Assets" and in Note 2. Excluding the effect of this charge, operating income in 1995 was $13.2 higher than in 1994, reflecting increased volumes at nearly all business units and improved selling prices in the North American Handling business. In 1994, operating income was $14.0 lower than in 1993, reflecting the $34.2 charge to write down goodwill. Strong metal powder volume at Special Materials, higher Handling volumes in the U.S. and Asia Pacific, and improved sales of packaging products, primarily in the U.S. and Canada, had a favorable effect on 1994 operating results. A restructuring charge of $5.6 reduced operating income in 1993, as discussed in "Restructuring Charges" and Note 3. Excluding the goodwill charge in 1994 and the restructuring charge in 1993, operating income was $71.6, $58.4 and $43.8 in 1995, 1994 and 1993, respectively.

From 1993 to 1995, Special Materials' shipments of metal powders grew by 24%, due to increased usage of metal powders in automotive and nonautomotive applications and growth in North American auto and light truck production. At Aerospace Components, military fabrication sales in 1995 increased over 1994, and were at essentially the same level as in 1993, while commercial and space fabrication sales grew by $15.0 from 1993 to 1995. Repair sales were down $3.5 in 1995 compared with 1993, reflecting weaker demand from the airline industry. In Handling/Packaging Systems, 1995 sales volume exceeded that of 1994 and 1993 in North American and Asia Pacific markets, but European demand for capital goods remained soft.

Cost of sales as a percentage of sales was 76%, 77% and 76%, respectively, in 1995, 1994 and 1993. As a percentage of sales, selling and administrative expenses were 15% in 1995, 16% in 1994 and 17% in 1993.

The following business segment commentary reflects the 1994 goodwill write-down and the 1993 restructuring charge for each segment. However, the discussion of individual business unit results is presented before these charges and allocation of general corporate expenses. See Note 6 for further information on business segments.

Net Sales and Operating Profit by Business Segment
(in millions)

                                  Net Sales            Operating Profit
                            1995    1994    1993     1995    1994    1993
Engineered Materials
  Special Materials        $175.7  $153.9  $131.5
  Aerospace Components       72.7    62.5    61.0
                             248.4   216.4  192.5   $ 39.4 $ 32.3  $ 26.3
  Goodwill Write-Down                                   --  (13.2)     --
  Restructuring Charge                                  --     --    (1.8)
                             248.4   216.4  192.5     39.4   19.1    24.5

Handling/Packaging Systems
  Handling                   441.5   406.0  366.7
  Packaging                  141.2   130.2  122.1
                             582.7   536.2  488.8     34.2   28.1    19.1
  Goodwill Write-Down                                   --  (21.0)     --
  Restructuring Charge                                  --     --    (3.8)
                             582.7   536.2  488.8     34.2    7.1    15.3

Corporate Items                                       (2.0)  (2.0)   (1.6)

Total Net Sales             $831.1  $752.6 $681.3

Total Operating Profit                              $ 71.6 $ 24.2  $ 38.2

Engineered Materials
Engineered Materials includes Special Materials (metal powders for manufacturing precision parts) and Aerospace Components (precision machined structures, complex fabrications and jet engine component repairs).

Sales increased 15% in 1995 in the Engineered Materials segment, reflecting a second successive year of record shipments of metal powders. Special Materials' shipments were up 8% from 1994, driven by increased penetration by powder metallurgy in automotive and nonautomotive applications and strong North American auto and light truck production. Aerospace Components' sales were up 16%, with increased fabrication shipments on several newer commercial and military programs and higher sales on several repair programs.

Aerospace Components' defense-related business represented approximately 32%, 33% and 39% of its sales in 1995, 1994 and 1993, respectively. Defense-related sales as a percentage of the Company's consolidated sales were approximately 3% in each of the last three years. In the face of the slowdown in military procurement throughout the 1990s to date, the fabrication business of Aerospace Components has executed a strategy of increasing its penetration of the commercial and space sectors, while continuing to secure new military business. The business has developed expertise in fabrication of the very large components used on new high-thrust commercial jet engines and on space applications. Sales to the commercial and space sectors have more than doubled from 1990 to 1995. Repair sales increased 7% in 1995 after a 22% drop in 1994, reflecting higher prices and additional quantities of jet engine blades repaired.

Operating profit for the Engineered Materials segment increased 22% in 1995 over 1994, excluding the impact of a special charge in 1994. Including the effect of the 1994 goodwill write-down, as discussed in "Long-Lived Assets" and in Note 2, operating profit increased by $20.3 in 1995. Special Materials' operating profit was up 16%, reflecting the record volume. Higher selling prices were largely offset by a 4% increase in scrap steel costs and higher costs of other materials such as molybdenum and nickel, along with several one-time operating expenses. At Aerospace Components, operating profit was up 10% in 1995, despite a one-time gain in 1994 from settlement of a real estate matter (see "Nonoperating Items"). Higher volume and improved manufacturing efficiency on several newer fabrication programs, along with selected price increases and improved operating procedures in the repair business, all contributed to the earnings improvement.

In 1994, sales in the Engineered Materials segment increased 12% over 1993. Metal powder shipments were up 17% in 1994, to then-record levels, on higher North American automobile and truck production and increased penetration of powdered metals into automotive and nonautomotive applications. Aerospace Components' sales were up slightly, as higher commercial fabrication shipments were substantially offset by lower repair and defense business. Operating profit for the segment fell 22% in 1994 as a result of the goodwill write-down, as discussed in "Long-Lived Assets" and in Note 2. Excluding the effect of the goodwill charge and the $1.8 restructuring charge in 1993, operating profit in 1994 increased 23% over 1993. Special Materials' operating profit was up 20%, primarily reflecting the then-record volume. Scrap steel costs increased 18% above 1993, about half of which was recovered with higher selling prices. Operating profit was up 27% in 1994 at Aerospace Components, due to a one-time gain from settlement of a real estate matter (see "Nonoperating Items") and slightly improved margins in the aviation repair business.

The Engineered Materials segment's order backlog at year-end 1995 was $142.7, down from $148.4 at the end of 1994. Special Materials' backlog, which is generally short-term in nature, remained at a high level, up 7% from 1994, although order rates and backlog during the last half of 1995 were down from the levels experienced during the first half of the year. Aerospace Components' backlog was 8% lower at year-end 1995 than 1994, reflecting deliveries against multi-year fabrication orders received during the latter part of 1994 for commercial, military and space applications.

Handling/Packaging Systems
Total segment sales in 1995 were up 9% from 1994. In 1995, Handling sales increased 9% from the prior year, with both North American and Asia Pacific businesses achieving record sales for a second successive year. Demand for material handling products in the U.S. continued to be strong, resulting in record volumes, higher pricing and a 6% increase in sales in 1995. Strong Australian and Pacific Rim demand led to a 14% increase in 1995 sales in Asia Pacific. A 10% increase in European Handling sales reflected favorable exchange rates and increased sales of conveyors and interiors products. Packaging sales were up 8%, with higher sales in all businesses except the U.S. stitching operation. With a full year of production on the new polyester strapping line, U.S. sales of plastic strap increased. Higher prices accounted for most of the increase in U.K. plastic strap sales, while increased volume was the primary factor leading to sales growth in the U.K. steel strap business. Strong sales of machines to lumber, textile, fiber and other industries offset the impact of lower equipment sales to the newspaper industry. Lower Canadian steel strap sales reflected weakness in the lumber industry and the Canadian economy in general.

Segment operating profit increased $27.1 in 1995, to $34.2, after accounting for the 1994 write-down of $21.0 for goodwill related to the Packaging unit, as discussed in "Long-Lived Assets" and in Note 2. Excluding the effects of the goodwill write-down, operating profit was up 22% from 1994. North American Handling profits were up 37%, reflecting the record volume and stronger pricing, partially offset by a 5% increase in steel costs. The record volume at Handling Asia Pacific contributed to a 28% increase in operating profit in that business. Operating profit for the European Handling business was down 17%, as higher selling prices did not cover increased steel costs, and a one-time cost of $2.6 was incurred to rationalize the sales and distribution operations to reduce fixed costs in the U.K. and Germany. Packaging operating profit was up 4%, as high raw material costs, particularly for plastic resins, absorbed much of the benefit of increased selling prices.

Total Handling/Packaging Systems' sales in 1994 were 10% higher than in 1993. Handling sales increased 11% from the prior year. Strong demand for material handling products in the U.S. led to then-record volumes and higher pricing, and generated a 14% increase in sales. Strong Australian and Pacific Rim demand, together with sales from the Hong Kong distributor acquired in April 1994, led to a 52% increase in Asia Pacific sales. European Handling sales were up slightly as improvements in the U.K. were offset by the effects of a slow economy in Continental Europe. Packaging sales were up 7% with higher sales in all locations, especially in Canada.

In 1994, Handling/Packaging Systems' operating profit fell 54% to $7.1, due to the $21.0 goodwill write-down related to the Packaging unit, as discussed in "Long-Lived Assets" and in Note 2. Excluding the effects of the goodwill write-down and the $3.8 restructuring charge in 1993, operating profit was up 47% in 1994. North American Handling profits were up 43%, reflecting then-record volumes and better pricing, partially offset by an 11% increase in steel costs. The improved volume at Handling Asia Pacific was a significant contributor to the increase in segment income. Operating profit for the European Handling business was up 18%, as higher volume in the U.K. and cost savings throughout Europe were only partially offset by lower volume and pricing in Continental Europe and higher steel costs in the U.K. Despite a decline in operating profit in the newspaper-related business, Packaging operating profit was up 25%, due primarily to higher strapping volume and selling prices and LIFO inventory liquidation benefits in Canada and the U.K.

Handling/Packaging Systems ended 1995 with an order backlog of $88.4, down from $94.5 at the end of 1994 (at the same exchange rates), due mainly to lower order rates at the North American Handling operation. Order intake at Handling Asia Pacific reached a record level in 1995.

Restructuring Charges
In 1993, the Company provided $5.6 for restructuring costs related to: the exit from certain lines of business that were part of Handling North America; the reorganization and downsizing of portions of the European Handling operation; and, in the Aerospace Components business, the abandonment of certain product lines that resulted in idled equipment and the provision for severance costs related to a downsizing of the aviation repair workforce. The $5.6 consisted of $1.7 in severance costs, $1.5 of idled equipment written down to fair market value, $1.4 of inventory related to the exited businesses and $1.0 of other costs. Quantification of the effects of the restructuring on subsequent operating results is not practical because some of the actions were taken to avoid future costs while other actions were strategic in nature and implemented to limit exposure to changing market dynamics. These restructuring activities are complete.

Long-Lived Assets
In 1994, the Company concluded that, in the light of its highly leveraged capital structure, a preferable accounting policy for analyzing the valuation of long-lived assets would be to reflect its cost of capital in computing the present value of the expected cash flows of its businesses. Applying this policy to all of its long-lived assets, the Company determined that with respect to its Aerospace Components and newspaper-related Packaging businesses, in the light of the significant deterioration in business climates in the aerospace and newspaper industries over the preceding years, the values of the discounted cash flows were insufficient to recover the carrying value of the long-lived assets. Therefore, the goodwill component of those assets was deemed to be impaired. As a result, a charge of $34.2 was taken for the write-down of goodwill established in connection with the acquisitions of the Aerospace Components and newspaper-related Packaging businesses. As of December 31, 1995, the remaining net investment in these businesses was approximately equal to the value of the discounted projected cash flows attributable to them, and consisted primarily of tangible assets. The Company intends to periodically assess the carrying values of its long-lived assets. (See Note 2.)

Interest Expense
The Company has a highly leveraged capital structure with substantial net interest expense of $52.5, $50.2 and $49.1 in 1995, 1994 and 1993, respectively. The increase in 1995 reflected the effect of replacement of a portion of the Company's bank debt with senior notes bearing higher interest rates, as well as higher rates on the remaining bank debt. In 1994, the increase in net interest expense was caused primarily by higher rates on bank debt. The Company has interest rate agreements that effectively provided fixed rates of interest on 79% of its bank obligations at the end of 1995, all of which bore interest at floating rates. (See Note 13.)

Nonoperating Items
The Company has certain income and expenses that are not related to its ongoing operations. In 1994, these items included a $1.1 one-time gain for settlement of a real estate matter with a local transportation authority at Aerospace Components. In 1993, a charge of $4.8 was recorded for anticipated costs for environmental matters, as discussed below and in Notes 15 and 16. Ongoing postretirement expenses attributable to disposed or discontinued operations are also shown as nonoperating items.

The Company has been identified as a potentially responsible party in connection with the investigation and remediation of a site in Duluth, Minnesota. Based on the Company's current estimates of its potential liabilities related to the site, the Company believes that this matter is unlikely to have a material adverse effect on the Company's liquidity or consolidated financial condition. However, the Company's current estimate of its potential environmental liabilities is subject to considerable uncertainty related to the possible remediation of certain underwater sediments at the site. (See Note 15.)

The Company is a defendant in an action in federal district court in Toledo, Ohio, in which it has been judged liable for response costs incurred or to be incurred in the future by the City of Toledo in connection with the alleged contamination of a 1.7 acre parcel of land owned by the City that formerly was the site of a coke plant and related by-products facilities. However, the Court has ruled that the Company is entitled to indemnification by one of the other defendants in the matter, Beazer East, Inc., under the terms of a 1978 sale agreement. The Company expects Beazer East to appeal the indemnification ruling. (See Note 16.)

The Company's Hoeganaes Corporation subsidiary is one of approximately 100 defendants in an action in federal district court in Trenton, New Jersey, brought by SC Holdings, Inc., a subsidiary of Waste Management International Plc. The plaintiff seeks to recover amounts expended or to be expended in investigation and remediation of the Cinnaminson Groundwater Contamination Site in Burlington County, New Jersey, which encompasses a landfill formerly operated by the plaintiff and may also include the groundwater under a Hoeganaes facility. SC Holdings alleges that Hoeganaes has liability both as an owner/operator and as a generator. The matter is in its preliminary stages, but the Company believes that Hoeganaes has meritorious defenses against both alleged bases of liability. (See Note 16.)

In May 1994, the Company instituted an action seeking a declaratory judgment against and recoveries from insurers in connection with environmental claims under policies covering nearly 30 years. The parties are in discovery and trial is tentatively set for March 1997.

Provision for Income Taxes
In 1995, 1994 and 1993, high levels of interest expense and differences in income and expense recognition resulted in losses for U.S. federal income tax purposes. Since most of the interest expense is borne in the United States at the parent company level, throughout each period the Company had taxable income in foreign and state jurisdictions despite the high levels of consolidated interest expense. For each period presented, the Company also provided for additional amounts related to open federal tax return years 1982 through 1990. In 1994, the write-down of goodwill did not result in a deduction allowable for tax purposes.

The Company's U.S. federal income tax returns for the years 1988 through 1990 are in the process of examination. Resolution of tax years 1982-1984 is pending at the U.S. Tax Court following receipt of a statutory notice of deficiency for $17.0 plus interest and penalties. Resolution of tax years 1985-1987 is pending at the Appeals Division of the Internal Revenue Service. The Company believes that adequate provision has been made for possible assessments of additional taxes.

Extraordinary Loss
During the second quarter of 1995, the Company issued $100.0 of 12% Senior Notes due 2001 and completed a substantial amendment to the Company's senior bank credit agreement. The proceeds were used to retire a portion of the Company's bank debt. Debt issuance costs of $3.4 associated with the retired debt were written off, without any currently usable tax benefit in 1995, and shown as an extraordinary item. (See Notes 5 and 13.)

Cumulative Effect of Accounting Change
In 1994, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards ("FAS") No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" for its foreign locations. The one-time cumulative effect of this adoption on income was a net charge of $.2. (See Note 4.)

Liquidity and Capital Resources
Interlake's total debt at year-end 1995 was $443.6, up $1.2 from year-end 1994. Cash totaled $41.6 at the end of the year, up $1.9 from year-end 1994. During 1996, the Company will have debt amortization requirements of $3.8. Based on current levels of performance, which, if maintained throughout the year will provide the Company with leeway under its bank credit agreement covenants, and based on the availability of additional revolver borrowings under the Company's bank credit agreement, the Company believes that it will have adequate liquidity to meet its debt service and operating requirements in 1996. Under the bank credit agreement, the Company is able to borrow under its revolving facility up to an additional $40.8 over the year-end 1995 revolving indebtedness. In addition, the Company will have up to $5.8 of delayed draw term loan availability for amounts that may be incurred in connection with certain environmental matters. (See Note 13.)

In 1999, the Company has debt amortization requirements of $98.3, which it does not expect to be able to meet from operating cash flow. The Company continues to evaluate alternative actions to repay or refinance some or all of its long-term debt obligations.

Cash Flow (see Consolidated Statement of Cash Flows)
Cash inflows provided by operating activities were $23.9, $23.2 and $8.0 in 1995, 1994 and 1993, respectively. Cash provided by operating activities was up in 1995 and 1994 from 1993 primarily as a result of higher operating earnings. The $34.2 goodwill charge in 1994 did not affect cash flow. Working capital needs were $3.6 in 1995 compared with $6.5 in 1994. In 1993, a decline in sales led to a $5.8 cash inflow from working capital. In 1994, other operating adjustments reflected the movement of certain expected tax liabilities from current to long-term.

Cash outflows used by investing activities were $20.2, $14.6 and $13.1, respectively, in 1995, 1994 and 1993. Capital expenditures for expansion projects totaled $2.9, $4.1 and $6.1, respectively, in 1995, 1994 and 1993. Expansion spending in 1995 included milling and machining equipment to accommodate fabrication of new engine programs at the Aerospace Components operation. Expansion spending in 1994 and 1993 included the addition of two annealing furnaces to expand capacity at the Special Materials operation and, in 1993, a new production line for polyester strapping at Packaging. Management believes that capital expenditures have been adequate to properly maintain the Company's businesses and provide for anticipated growth opportunities. At the end of 1995, the unexpended balance on approved capital expenditure projects was $10.8. The Company anticipates that 1996 capital spending will be approximately $27.0.

Cash outflows for financing activities were $1.2, $.6 and $1.3 in 1995, 1994 and 1993, respectively.

Foreign Operations
The Company does business in a number of foreign countries, mainly through its Handling/Packaging Systems segment. The results of these operations are initially measured in local currencies, principally in British pounds, German marks, Canadian dollars and Australian dollars, and then translated into U.S. dollars at applicable exchange rates. The reported results of these operations are sensitive to changes in applicable foreign exchange rates that could have a material effect on the Company's results of operations. In both 1995 and 1994, the dollar became weaker against most currencies, which had a favorable impact on sales of $15.6 and $5.2, respectively, but an insignificant impact on operating income. (For additional information about the Company's operations by geographic area, see Note 6.)

Effects of Inflation
The impact of inflation on the Company in recent years has not been material, and it is not expected to have a significant effect in the foreseeable future.



REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of The Interlake Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of shareholders' equity (deficit) present fairly, in all material respects, the financial position of The Interlake Corporation and its subsidiaries at December 31, 1995 and December 25, 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of The Interlake Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of evaluating the recoverability of goodwill and other long-lived assets in 1994.

/s/ Price Waterhouse LLP

Chicago, Illinois
January 24, 1996


The Interlake Corporation
Consolidated Statement of Operations
For the Years Ended December 31, 1995,
 December 25, 1994 and December 26, 1993
(in thousands except per share data)

                                                                       1995         1994          1993
                                                                    (53 weeks)   (52 weeks)    (52 weeks)
Net Sales                                                            $831,103     $752,592     $ 681,330
Cost of Products Sold                                                 634,386      576,929       520,508
Selling and Administrative Expense                                    125,139      117,264       117,025
Goodwill Write-down (See Note 2)                                           --       34,174            --
Restructuring Charge (See Note 3)                                          --           --         5,611

Operating Profit                                                       71,578       24,225        38,186

Interest Expense                                                       54,320       51,609        50,906
Interest Income                                                        (1,780)      (1,369)       (1,855)
Nonoperating (Income) Expense (See Note 15)                            (1,064)        (481)        5,359

Income (Loss) Before Taxes, Minority Interest,
  Extraordinary Loss and Accounting Change                             20,102      (25,534)      (16,224)
Provision for Income Taxes (See Note 7)                                11,356       10,888         6,542

Income (Loss) Before Minority Interest, Extraordinary Loss
   and Accounting Change                                                8,746      (36,422)      (22,766)
Minority Interest in Net Income of Subsidiaries                         4,533        4,135         3,196

Income (Loss) Before Extraordinary Loss
   and Accounting Change                                                4,213      (40,557)      (25,962)
Extraordinary Loss on Early Extinguishment of Debt, Net of
   Applicable Income Taxes (See Note 5)                                (3,448)          --            --
Cumulative Effect of Change in Accounting Principle (See Note 4)           --         (194)           --

Net Income (Loss)                                                    $    765     $(40,751)    $ (25,962)

Income (Loss) Per Share of Common Stock:
  Primary Income (Loss) Before Extraordinary Loss
    and Accounting Change                                            $    .18     $  (1.84)    $   (1.18)
  Extraordinary Loss                                                     (.15)          --            --
  Accounting Change                                                        --         (.01)           --
  Primary Net Income (Loss)                                          $    .03     $  (1.85)    $   (1.18)

  Fully Diluted Income Before Extraordinary Loss
    and Accounting Change                                            $    .14
  Extraordinary Loss                                                     (.11)
  Fully Diluted Net Income                                           $    .03

Average Shares Outstanding
  Primary                                                              22,691       22,027        22,027
  Fully Diluted                                                        30,520

(See notes to consolidated financial statements)
</TABLE

The Interlake Corporation
Consolidated Balance Sheet
December 31, 1995 and December 25, 1994
(Dollars in thousands)

                                                                       1995         1994
Assets
Current Assets:
  Cash and cash equivalents                                          $ 41,562     $ 39,708
  Receivables less allowances of $3,425 in 1995
    and $2,977 in 1994                                                132,331      129,089
  Inventories                                                          78,730       73,853
  Other current assets                                                 15,100        6,340
  Total Current Assets                                                267,723      248,990

Other Assets                                                           43,269       50,229

Property, Plant and Equipment, net                                    148,810      145,734

Total Assets                                                         $459,802     $444,953

Liabilities and Shareholders' Equity (Deficit)
Current Liabilities:
  Accounts payable                                                   $ 75,266     $ 71,957
  Accrued liabilities                                                  47,464       42,563
  Interest payable                                                     11,150       13,910
  Accrued salaries and wages                                           15,648       18,060
  Income taxes payable                                                 14,665       10,328
  Debt due within one year (See Note 13)                                3,759       24,553
Total Current Liabilities                                             167,952      181,371
Long-Term Debt (See Note 13)                                          439,856      417,898
Other Long-Term Liabilities                                            87,362       75,753
Deferred Tax Liabilities (See Note 7)                                   9,307        6,038
Commitments and Contingencies (See Note 16)                                --           --
Minority Interest                                                       7,847       21,173
Preferred Stock--2,000,000 shares authorized
  Convertible Exchangeable Preferred Stock--Redeemable,
    par value $1 per share, issued 40,000 shares  (liquidation value
    $54,602 at December 31,1995 and $47,847 at
    December 25, 1994) (See Note 10)                                   39,155       39,155
Shareholders' Equity (Deficit): (See Note 11)
  Common stock, par value $1 per share, authorized
    100,000,000 shares, issued 23,228,695 in 1995 and 1994             23,229       23,229
  Additional paid-in capital                                           13,504       30,248
  Cost of common stock held in treasury (412,500 shares in
    1995 and 1,202,000 shares in 1994)                                 (9,625)     (28,047)
  Retained earnings (Accumulated deficit)                            (293,201)    (293,966)
  Unearned compensation                                                (8,950)     (10,058)
  Accumulated foreign currency translation adjustments                (16,634)     (17,841)
Total Shareholders' Equity (Deficit)                                 (291,677)    (296,435)
Total Liabilities and Shareholders' Equity (Deficit)                 $459,802     $444,953


(See notes to consolidated financial statements)

The Interlake Corporation
Consolidated Statement of Cash Flows
For the Years Ended December 31, 1995,
 December 25, 1994 and December 26, 1993
(in thousands)

                                                     1995         1994           1993
                                                  (53 weeks)   (52 weeks)     (52 weeks)
Cash Flows from (for) Operating Activities:
 Net income (loss)                                 $    765     $(40,751)     $(25,962)
 Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
   Restructuring charge                                  --           --         5,611
   Goodwill write-down                                   --       34,174            --
   Depreciation and amortization                     20,298       23,102        25,040
   Extraordinary item                                 3,448           --            --
   Nonoperating environmental matters                    --           --         4,750
   Other operating adjustments                        2,982       13,172        (7,231)
   (Increase) Decrease in working capital:
     Accounts receivable                               (993)     (18,754)       16,233
     Inventories                                     (3,837)       5,880        (4,190)
     Other current assets                            (1,762)       3,249        (1,642)
     Accounts payable                                 2,040        9,897           519
     Other accrued liabilities                       (3,717)         758        (2,708)
     Income taxes payable                             4,660       (7,560)       (2,432)
       Total Working Capital Change                  (3,609)      (6,530)        5,780
Net Cash Provided (Used) by Operating Activities     23,884       23,167         7,988
Cash Flows from (for) Investing Activities:
 Capital expenditures                               (21,299)     (15,485)      (14,540)
 Proceeds from disposal of PP&E                         329          477           284
 Acquisitions                                            --         (746)           --
 Other investment flows                                 762        1,137         1,122
Net Cash Provided (Used) by Investing Activities    (20,208)     (14,617)      (13,134)
Cash Flows from (for) Financing Activities:
 Proceeds from issuance of long-term debt           110,127       10,656           104
 Retirements of long-term debt                     (108,624)     (11,970)       (7,582)
 Debt issuance costs                                 (4,773)      (1,264)           --
 Other financing flows                                2,111        1,982         6,158
Net Cash Provided (Used) by Financing Activities     (1,159)        (596)       (1,320)
Effect of Exchange Rate Changes on Cash                (663)        (180)         (240)
Increase (Decrease) in Cash and Cash Equivalents      1,854        7,774        (6,706)
Cash and Cash Equivalents, Beginning of Year         39,708       31,934        38,640
Cash and Cash Equivalents, End of Year            $  41,562     $ 39,708      $ 31,934


(See notes to consolidated financial statements)

The Interlake Corporation
Consolidated Statement of Shareholders' Equity (Deficit)
For the Years Ended December 31, 1995,
 December 25, 1994 and December 26, 1993
(in thousands)

                                     Common Stock            Common Stock           Retained    Unearned    Foreign
                                     and Paid-In Capital    Held in Treasury        Earnings    Compen-     Currency
                                     Shares      Amount    Shares     Amount       (Deficit)     sation    Translation     Total
Balance December 27, 1992            23,229      $53,500   (1,202)    $(28,060)   $(227,252)   $(12,934)     $(17,972)   $(232,718)
Net income (loss)                                                                   (25,962)                               (25,962)
Stock incentive plans (See Note 12)                  (23)                   13           (1)         46                         35
ESOP transactions (See Note 11)                                                                   1,609                      1,609
Translation loss                                                                                               (2,731)      (2,731)

Balance December 26, 1993            23,229       53,477   (1,202)     (28,047)    (253,215)    (11,279)      (20,703)    (259,767)
Net income (loss)                                                                   (40,751)                               (40,751)
Stock incentive plans (See Note 12)                                                                  15                         15
ESOP transactions (See Note 11)                                                                   1,206                      1,206
Translation gain                                                                                                2,862        2,862

Balance December 25, 1994            23,229       53,477   (1,202)     (28,047)    (293,966)    (10,058)      (17,841)    (296,435)
Net income (loss)                                                                       765                                    765
Stock incentive plans (See Note 12)              (16,744)     789       18,422                   (1,004)                       674
ESOP transactions (See Note 11)                                                                   2,112                      2,112
Translation gain                                                                                                1,207        1,207

Balance December 31, 1995            23,229      $36,733     (413)    $ (9,625)   $(293,201)   $ (8,950)     $(16,634)   $(291,677)

(See notes to consolidated financial statements)

The Interlake Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 1995, December 25, 1994 and December 26, 1993 (All dollar amounts in thousands except where indicated)


NOTE 1--Summary of Significant Accounting Policies

Principles of Consolidation--The consolidated financial statements include the accounts of all majority-owned domestic and foreign subsidiaries. All significant intercompany transactions are eliminated.

Cash Equivalents--The Company considers all highly liquid financial instruments with original maturities of three months or less to be cash equivalents and reports the earnings from these instruments as interest income.

Revenue Recognition--Revenue from sales is generally recognized when product is shipped, except on long-term contracts in the Handling/Packaging Systems segment, where revenue is accounted for principally by the percentage-of-completion method.

Deferred Charges--The Aerospace Components unit periodically enters into long-term agreements with customers on major programs where tooling and other development costs are capitalized as Other Assets. These assets are then amortized during the production stage by the units-of-production method.

Inventories--Inventories are stated at the lower of cost or market value. Inventories valued on the LIFO method represent approximately 32% and 41% of consolidated inventories and 55% and 50% of domestic inventories at December 31, 1995 and December 25, 1994, respectively. The current cost of these inventories exceeded their valuation determined on a LIFO basis by $14,381 at December 31, 1995 and by $15,513 at December 25, 1994.

During 1995, 1994, and 1993, inventory quantities valued on the LIFO method were reduced, resulting in the liquidation of LIFO inventory quantities carried at lower costs that prevailed in prior years as compared with the costs of production for 1995, 1994, and 1993. As a result, pretax income in 1995, 1994, and 1993 was increased by $805, $951, and $1,201, respectively.

Inventories by category at December 31, 1995 and December 25, 1994 were:

                                                 1995        1994
          Raw materials                        $ 16,247   $ 14,703
          Semi-finished and finished products    55,140     50,978
          Supplies                                7,343      8,172

                                               $ 78,730   $ 73,853

Leases--The Company frequently enters into operating leases in the normal course of business. Amounts due under noncancellable operating leases in the next five fiscal years are as follows:

            1996      1997      1998      1999      2000
           $5,539    $5,043    $3,572    $3,411   $3,048

Rent expense charged to operating income was $11,969, $11,853, and $11,271 in 1995, 1994, and 1993, respectively.

Property, Plant and Equipment and Depreciation--For financial reporting purposes, plant and equipment are depreciated principally on a straight-line method over the estimated useful lives of the assets. Depreciation for income tax purposes is computed by use of accelerated methods.

Expenditures for renewals and betterments which extend the originally estimated useful life of an asset or materially increase its productivity are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Upon sale or disposal of property, plant and equipment, the asset cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposal is generally credited or charged to nonoperating income.
Property, plant and equipment by category at December 31, 1995 and December 25, 1994 were:

                                               1995            1994
          At Cost:
            Land                            $   7,122       $   6,946
            Buildings                          77,878          75,788
            Equipment                         308,282         294,239
            Construction in progress            8,843           5,867
                                              402,125         382,840
            Depreciation                     (253,315)       (237,106)

                                            $ 148,810       $ 145,734

Goodwill--Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies and is amortized on a straight-line method over periods not exceeding thirty years. The Company carries its goodwill assets at their purchase prices, less amortized amounts, but subject to periodic review for impairment. In 1994, the Company changed its accounting policy for valuation of its long-lived assets, primarily goodwill, to reflect its cost of capital in calculating the present value of the projected future cash flows expected to be generated over the lives of those assets. Under this policy, projections of cash flows for individual business units are discounted at the approximate incremental cost of borrowing for the Company. This discounted amount is then compared to the carrying value of the long-lived assets to determine if their value is impaired (see Note 2). The Company will adopt the Financial Accounting Standards Board's Statement of Financial Accounting Standards (FAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" in 1996. This change in accounting policy is not expected to have a material effect on the financial statements.

Foreign Currency Translation--The financial position and results of operations of the Company's foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each fiscal year end. Results of operations are translated at the average rates of exchange prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included in the accumulated foreign currency translation adjustments account in shareholders' equity (deficit).

Foreign Exchange Contracts--The Company periodically enters into foreign exchange contracts to hedge specific inventory purchases and other transactions denominated in foreign currencies. Premiums received and fees paid on foreign exchange contracts are deferred and amortized over the period of the contracts. At December 31, 1995, the Company had outstanding currency contracts to exchange 264.6 million yen for $.9 million and 1.1 million pounds sterling, and
 .6 million pounds sterling for 1.4 million deutsche marks. The Company's exposure to loss in the event of nonperformance by the other parties to these contracts is limited to the effect of the currency fluctuations related to the amounts to be exchanged; however, the Company does not anticipate nonperformance by the counterparties.

Interest Rate Hedges--The Company utilizes swap agreements to hedge a portion of its interest rate exposure on floating rate obligations (see Notes 13 and 14). Interest expense increases or decreases are accrued as they occur and are settled on a quarterly basis. At current interest rates the Company has no exposure to credit loss.

Research and Development Expenses--Research and development expenditures for Company sponsored projects are generally expensed as incurred. Research and development expenses included in selling and administrative expenses were $2,151, $2,107, and $2,153 for the Engineered Materials segment in 1995, 1994, and 1993, respectively, and $1,178, $1,303, and $1,092 for the Handling/Packaging Systems segment in 1995, 1994, and 1993, respectively.

Computation of Common Share Data--The weighted average number of common shares outstanding used to compute income (loss) per common share for the 1995 period was 22,691,000 and for the 1994 period was 22,027,000 for primary shares, and for fully diluted shares was 30,520,000 in the 1995 period. (The weighted average shares outstanding excludes 7,692,000 contingent shares in the 1994 period related to the convertible preferred stock because the conversion of the preferred stock into such shares would have an anti-dilutive effect.)

Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.

Accounting for Stock Based Compensation--In October of 1995, the Financial Accounting Standards Board issued FAS 123, "Accounting for Stock Based Compensation". The statement, effective for fiscal year 1996, establishes a fair value based method of accounting for employee stock based compensation plans and encourages adoption of that method. Companies may, however, continue to apply the method currently prescribed under existing accounting rules, provided certain pro forma disclosures are made. The Company plans to retain the accounting prescribed under the existing rules and will provide the necessary disclosures in the notes to the consolidated financial statements in 1996.

NOTE 2--Goodwill Write-down

In 1994, the Company concluded that, in the light of its highly leveraged capital structure and significant losses, a preferable accounting policy for analyzing the potential impairment of long-lived assets would be to reflect the cost of capital in computing the present value of the expected cash flows of its businesses. In particular, the aerospace industry was suffering the combined impacts of a significant decrease in U.S. military spending in the post-Reagan years and competitive pricing due to overcapacity in the airline industry, while the newspaper industry was continuing to go through an industry-wide consolidation.

Applying this new policy to all of its long-lived assets the Company determined, with respect to its Aerospace Components and newspaper-related Packaging businesses, that in the light of the significant deterioration in business climates in the aerospace and newspaper industries over recent years, the values of the discounted cash flows were insufficient to recover the carrying value of the long-lived assets. Therefore, the goodwill included among those assets was deemed to be impaired. As a result, a charge of $34,174 was recorded for the write-down of goodwill established in connection with the acquisitions of the Aerospace Components and newspaper-related Packaging businesses. As of December 31, 1995, the remaining net investment in these businesses was approximately equal to the value of the discounted projected cash flows attributable to them, and consisted primarily of tangible assets. The discounted projected cash flows of the Company's other businesses all exceeded their carrying values.

NOTE 3--Restructuring Charges

In 1993, the Company provided $5,611 for restructuring costs related to: the exit from certain lines of business that were part of Handling North America; the reorganization and downsizing of portions of the European Handling operation; and, in the Aerospace Components business, the abandonment of certain product lines which resulted in idled equipment and severance costs related to a downsizing of the aviation repair workforce. The $5,611 consisted of $1,676 in severance costs, $1,515 of idled equipment written down to fair market value, $1,367 of inventory related to the exited businesses and $1,053 of other costs. Quantification of the anticipated effects of the restructuring on subsequent operating results is not practical because some of the actions were taken to avoid future costs while other actions were strategic in nature and implemented to limit exposure to changing market dynamics. These restructuring activities are complete.

NOTE 4--Cumulative Effect of Change in Accounting Principle

In 1994, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards (FAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" for its foreign locations. The one-time cumulative effect of this adoption on income was a net charge of $194 ($.01 per share).

NOTE 5--Extraordinary Loss

In 1995, the Company completed the sale of $100,000 of 12% Senior Notes in a public offering and entered into a substantial amendment and restatement of its senior bank credit agreement. Proceeds of the Senior Notes were used to repay a portion of its outstanding bank debt. This necessitated the write-off of issuance costs related to the previously outstanding indebtedness which were originally deferred to be amortized over the original life of the indebtedness. This resulted in an extraordinary loss of $3,448 (equivalent to $.15 per share) without any currently usable tax benefit in 1995.

The cash flow impact of the early extinguishment of debt was immaterial. However, debt issuance and related costs in 1995 had a negative cash flow consequence of $4,773 which was deducted in determining cash flows from financing activities in the Consolidated Statement of Cash Flows.

NOTE 6--Business Segment Information

The Company operates in two segments:

          Engineered Materials--includes Special Materials, which produces ferrous metal powder used to manufacture precision parts, and Aerospace Components, which manufactures precision jet engine components and repairs jet engine fan blades.

          Handling/Packaging Systems--comprised of the Company's Handling operations, which design, manufacture and sell storage rack, shelving and related equipment primarily for use in warehouses, distribution centers and for other storage applications; and the Company's Packaging operations, which design and sell machinery for applying strapping and stitching wire, and also supply strapping and stitching wire for use in such machines.

The accompanying tables present financial information by business segment for the years 1995, 1994, and 1993. Operating profit consists of net sales of the segment less all costs and expenses related to the segment. "Corporate Items" includes items which are not related to either of the two business segments. Total assets by business segment consist of those assets used directly in the operations of each segment. Corporate net assets consist principally of cash, nonoperating investments and prepaid pension cost.

Information About The Company's Business Segments

                                                     Net Sales                Operating Profit (Loss)        Identifiable Assets
                                             1995      1994      1993        1995      1994      1993       1995    1994     1993
                                                                                   (in millions)
Engineered Materials
 Special Materials                          $175.7    $153.9    $131.5
 Aerospace Components                         72.7      62.5      61.0

                                             248.4     216.4     192.5      $ 39.4    $ 32.3     $ 26.3
 Goodwill Write-down                                                            --     (13.2)        --
 Restructuring Charge                                                           --        --       (1.8)

                                             248.4     216.4     192.5        39.4      19.1       24.5    $172.6   $166.6   $178.3

Handling/Packaging Systems
 Handling                                    441.5     406.0     366.7
 Packaging                                   141.2     130.2     122.1
                                             582.7     536.2     488.8        34.2      28.1       19.1
 Goodwill Write-down                                                            --     (21.0)        --
 Restructuring Charge                                                           --        --       (3.8)

                                             582.7     536.2     488.8        34.2       7.1       15.3     229.5    221.6    235.1

Corporate Items                                                               (2.0)     (2.0)      (1.6)     57.7     56.8     50.8

Operating Profit                                                              71.6      24.2       38.2

Net Interest Expense                                                         (52.5)    (50.2)     (49.1)
Nonoperating Income (Expense)                                                  1.0       0.5       (5.3)

Consolidated Totals                         $831.1    $752.6    $681.3      $ 20.1    $(25.5)    $(16.2)   $459.8   $445.0   $464.2

Depreciation and Amortization
 Engineered Materials                       $ 10.5    $ 11.7    $ 12.2
 Handling/Packaging Systems                    9.7      11.2      12.6
 Corporate Items                               0.1       0.2       0.2

Consolidated Total                          $ 20.3    $ 23.1    $ 25.0

Capital Expenditures
 Engineered Materials                       $ 13.0    $  8.3    $  9.0
 Handling/Packaging Systems                    8.3       7.2       5.5

Consolidated Total                          $ 21.3    $ 15.5    $ 14.5

Liquidation of LIFO Inventory Quantities
 Engineered Materials                       $   --    $   --    $   --
 Handling/Packaging Systems                    0.8       1.0       1.2

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

                                                    Net Sales                   Operating Profit (Loss)      Identifiable Assets
                                             1995      1994      1993       1995       1994        1993     1995    1994      1993
                                                                                   (in millions)
United States
 Customer Sales                             $484.8    $439.1    $390.0
 Inter-geographic                              2.9       3.5       2.8
  Subtotal                                   487.7     442.6     392.8      $ 54.6    $ 43.1     $ 32.1
 Goodwill Write-down                                                            --     (34.2)        --
 Restructuring Charge                                                           --        --       (3.8)

                                             487.7     442.6     392.8        54.6       8.9       28.3    $240.3   $240.1   $275.1

United Kingdom
 Customer Sales                              146.9     135.0     126.9
 Inter-geographic                              6.2       7.3       4.2
  Subtotal                                   153.1     142.3     131.1         8.9      10.0        6.5
        Restructuring Charge                                                    --        --       (0.6)


                                             153.1     142.3     131.1         8.9      10.0        5.9      64.7     60.7     56.9
Continental Europe
 Customer Sales                               89.1      75.1      79.6
 Inter-geographic                              0.5       0.5       0.2
  Subtotal                                    89.6      75.6      79.8         1.6       1.4        3.1
 Restructuring Charge                                                           --        --       (0.5)

                                              89.6      75.6      79.8         1.6       1.4        2.6      44.8     40.1     37.8
Canada and Asia Pacific
 Customer Sales                              110.3     103.4      84.8
 Inter-geographic                              2.6       2.9       1.2
  Subtotal                                   112.9     106.3      86.0         8.5       5.9        3.7
 Restructuring Charge                                                           --        --       (0.7)

                                             112.9     106.3      86.0         8.5       5.9        3.0      52.3     47.3     43.6

Corporate Items/Eliminations                 (12.2)    (14.2)     (8.4)       (2.0)     (2.0)      (1.6)     57.7     56.8     50.8

Operating Profit                                                              71.6      24.2       38.2

Net Interest Expense                                                         (52.5)    (50.2)     (49.1)
Nonoperating Income (Expense)                                                  1.0       0.5       (5.3)

Consolidated Totals                         $831.1    $752.6    $681.3      $ 20.1    $(25.5)    $(16.2)   $459.8   $445.0   $464.2


Liquidation of LIFO Inventory Quantities
 United States                              $   --    $  0.1    $   --
 United Kingdom                                 --       0.5       1.1
 Continental Europe                             --       0.1        --
 Canada and Asia Pacific                       0.8       0.3       0.1

 NOTE 7--Income Taxes

Income (Loss) before taxes, minority interest, extraordinary loss and accounting changes consisted of:

                                 1995        1994        1993
       Domestic               $  4,529    $(39,188)   $(25,482)
       Foreign                  15,573      13,654       9,258

                              $ 20,102    $(25,534)   $(16,224)
The provisions for taxes on income consisted of:

                                 1995        1994        1993
      Current:
       U.S. Federal           $  2,342    $  2,688    $    602
       State                     3,379       2,892       2,343
       Foreign                   4,630       3,001       3,697
       Total                    10,351       8,581       6,642

      Deferred:
       U.S. Federal                321      (3,493)         --
       State                        --          --          --
       Foreign                     300       1,676        (100)
       Total                       621      (1,817)       (100)

      Change in Net Operating Loss Carryforwards:
       U. S. Federal                --       3,172          --
       Foreign                     384         952          --
       Total                       384       4,124          --

      Tax Provision           $ 11,356    $ 10,888    $  6,542


The company reported consolidated income tax expense for all years presented consisting primarily of current taxes and deferred taxes on income earned in foreign and state jurisdictions.

In 1995, 1994 and 1993, high levels of interest expense and differences in income and expense recognition resulted in losses for U.S. federal income tax purposes.

Since most of the interest expense is borne in the United States at the parent company level, throughout each period the Company had taxable income in foreign and state jurisdictions despite the high levels of consolidated interest expense. For each period presented, the Company also provided for additional amounts related to open federal tax return years 1982 through 1990. In 1994, the goodwill write-down did not result in a deduction allowable for tax purposes. The Company's effective tax rate was 56.5% in 1995. Items increasing the effective tax rate above the U.S. statutory rate of 35% included state income taxes (net of federal income tax benefit) of 11.5%, and adjustments to prior year accruals of 15.0% partially offset by other insignificant items. In 1994 and 1993, the effective tax rate analysis would not be meaningful.

The U.S. federal tax net operating loss carry-forward, which was $32,159 at the end of 1995, will expire in varying amounts starting in 2006 through 2010. The tax effects of this benefit as well as the net deferred domestic temporary differences were fully reserved in the valuation allowance principally because of uncertainties regarding the availability of such benefits in the future and the company's recent history of tax losses.

Actual cash disbursements for income taxes and other tax assessments were $6,896, $4,844, and $8,586 in 1995, 1994, and 1993, respectively.

Deferred tax liabilities and assets are comprised of the following:

                                        1995       1994
     Deferred tax liabilities
     Depreciation                     $ 21,208  $ 20,123
     Other                               3,548     3,034
                                      $ 24,756  $ 23,157
    Deferred tax assets
     Deferred employee benefits       $ 17,448  $ 16,905
     Net operating loss carryforward    12,151     8,557
     AMT credit carryforwards            2,016     2,168
     Inventory                           2,854     3,407
     Recapitalization costs              1,635     2,049
     Environmental reserves              2,155     2,189
     Other                               4,472     3,795
                                        42,731    39,070
    Valuation allowances               (21,232)  (18,165)
                                      $ 21,499  $ 20,905

As of December 31, 1995, U.S. federal income tax returns for the years 1988 through 1990 were in the process of examination. Resolution of tax years 1982-1984 is pending with the U.S. Tax Court following receipt of a statutory notice for $17,000 plus penalties and interest. Resolution of tax years 1985-1987 is pending with the Appeals Division of the Internal Revenue Service. The Company believes that adequate provision has been made for possible assessments of additional taxes.

No provision has been made for U.S. income taxes on approximately $38,085 of undistributed earnings of foreign subsidiaries, some of which are subject to statutory restrictions on distribution.

NOTE 8--Pensions

The Company has various defined benefit and defined contribution pension plans which between them cover substantially all employees.

The provision for defined benefit pension costs includes current costs, interest costs, actual return on plan assets, amortization of the unrecognized net asset existing at the date of transition and net unrealized gains and losses. Benefits are computed based mainly on years of service and compensation during the latter years of employment. Company contributions are determined according to the funding requirements set forth by ERISA, and in the case of foreign plans, local statutory requirements.

Certain of the Company's defined benefit plans relate to foreign locations and are denominated in currencies other than U.S. dollars. All plans use similar economic assumptions. The following table sets forth the funded status of domestic and foreign defined benefit plans and the amounts included in the year-end balance sheet.

                                                            1995        1994
  Plan assets at fair value                               $146,787    $131,387
  Actuarial present value of
   accumulated benefit obligation:
   Vested benefits                                         133,880     108,143
   Non-vested benefits                                       1,103       1,243
                                                           134,983     109,386
   Effect of assumed future compensation increases          14,955      13,452
   Projected benefit obligation for service to date        149,938     122,838
   Plan assets in excess of projected benefit obligation    (3,151)      8,549
   Items not yet recognized in earnings:
    Unrecognized net asset at December 28, 1986
     (being recognized over 15 years)                       11,994      13,881
    Unrecognized net actuarial gain (loss)                 (15,558)     (6,231)
    Unrecognized prior service cost                         (7,236)     (6,456)
                                                           (10,800)      1,194

    Prepaid (Accrued) pension liability                   $  7,649    $  7,355

In aggregate, the plans are underfunded by $3,151 at December 31, 1995 compared with an overfunded balance of $8,549 at December 25, 1994. This change was caused, in large part, by a reduction in the discount rate used in the various pension plans.

Net pension cost (income) included in operating profit for these plans consists of the following components:

                                               1995         1994        1993
    Service cost                           $   3,470     $   3,679  $   3,068
    Interest cost                             10,361         9,747      9,298
    Actual return on plan assets
     [(income) loss]                         (15,952)       (6,795)   (12,107)
    Net amortization and deferred items        2,105        (7,657)      (434)
    Net pension cost (income)              $     (16)    $  (1,026) $    (175)
    Assumptions used in the computations:
       Assumed discount rate                   7.5-9%        7.5-9%       7-9%
       Expected long-term rate of return
        on plan assets                         8.5-9%        8.5-9%       7-9%
       Rate of increase in future
        compensation levels                      4-6%          4-7%       4-6%

Pension plan assets are primarily invested in common and preferred stock, short and intermediate term cash investments, and corporate bonds.

The expense for the Company's defined contribution pension plans covering certain domestic employees was $2,526, $1,835, and $2,267 in 1995, 1994, and 1993, respectively. Annual contributions to defined contribution plans are equal to the amounts accrued during the year.

In 1989, the Company established a non-contributory, defined contribution employee stock ownership plan (ESOP) covering all domestic employees not covered by collective bargaining agreements. Company contributions are allocated to participants based on the ratio each participant's compensation bears to the total compensation of all eligible participants. The Company makes contributions to the plan in the amount necessary to enable the plan to make its regularly scheduled payments of principal and interest on its term loan under the bank credit agreement (see Note 13). Amounts charged to employee benefits and interest during the year totalled $1,709 and $824, respectively, in 1995, $1,307 and $741, respectively, in 1994, and $1,508 and $703, respectively, in 1993.

NOTE 9--Postretirement Benefits Other Than Pensions

In 1994, the Company adopted FAS No. 106, "Employers' Accounting for Post Retirement Benefits Other Than Pensions" for its foreign locations. The one-time cumulative effect of this adoption on income was a net charge of $194.

The following table sets forth the status of the plans, reconciled to the accrued cost for postretirement medical and life benefits recognized in the Company's year-end balance sheet.

                                                       1995          1994

   Accumulated postretirement benefit obligation:
    Retirees                                          $23,017      $22,751
    Fully eligible active plan participants             2,403        2,203
    Other active plan participants                      2,082        1,975
   Total accumulated postretirement benefit
     obligation                                        27,502       26,929
   Unrecognized prior service cost                      2,013        2,177
   Unrecognized gain (loss)                             4,996        5,595
   Accrued postretirement benefit cost                $34,511      $34,701

Net periodic postretirement benefit cost included the following components:

                                                  1995      1994      1993

    Service cost on benefits earned             $  172   $   205   $   242
    Interest cost on accumulated postretirement
      benefit obligation                         2,082     2,062     2,389
    Unrecognized prior service cost               (164)     (164)     (123)
    Unrecognized gain (loss)                      (307)     (118)      (57)
    Net periodic postretirement benefit cost
      charged to results from operations       $ 1,783   $ 1,985   $ 2,451

For measuring the expected postretirement benefit obligation, a 13% annual rate of increase in the per capita claims cost was assumed for 1995. This rate was assumed to decrease 1% per year to 6% in 2002 and remain at that level thereafter. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at December 31, 1995 and 8.5% at December 31, 1994. The rate of compensation increase used to measure the accumulated postretirement benefit obligation for the death benefit plans was 4% in both 1995 and 1994.

If the health care cost trend rate were increased 1%, the accumulated postretirement benefit obligation as of December 31, 1995 would have increased by 5%. The effect of this change on the aggregate of service and interest cost for 1995 would be an increase of 6%.

The provision for postretirement benefits other than pensions included in operating profit was $1,045, $1,107, and $167 in 1995, 1994, and 1993, respectively. In 1993, costs were lower because of benefit changes made by the Company which resulted in a curtailment gain of $1,141. The provision for such costs included in nonoperating income was $738, $878, and $1,143 in 1995, 1994, and 1993, respectively.

NOTE 10--Convertible Exchangeable Preferred Stock

In 1992, the Company issued 40,000 shares of Series A Preferred Stock. The preferred stock is convertible into common stock and bears a 9% per annum dividend payable semi-annually beginning December 31, 1992. The preferred stock initially was convertible at $6.50 per share. However, to the extent dividends are not paid in cash on the semi-annual dividend payment date, an adjustment is made which reduces the per share conversion price. Upon such an adjustment, all accrued and unpaid dividends on the shares of preferred stock through the date of adjustment cease to be accrued and unpaid. Dividends have not been paid on the preferred shares since their issuance, and due to restrictions in the bank credit agreement and the indentures relating to the Company's Senior Subordinated Debentures and the Senior Notes, it is not expected that cash dividends will be paid on the preferred stock for the foreseeable future. Accordingly, it is expected that the conversion price of the preferred stock will continue to decline approximately 4.5% on each semi-annual dividend payment date, resulting in an increase in the aggregate number of shares of common stock issuable upon conversion of the preferred stock. As a result of the operation of these provisions, the conversion price of the preferred stock was reduced to $4.77 per share as of December 31, 1995. In addition, to the extent dividends are not paid on the preferred stock in cash, the liquidation preference on the preferred stock increases at a rate of 9% per year, compounded semi-annually, and as of December 31, 1995 was $54,602. Upon certain events defined as "changes in control" or fundamental changes, the holders of the preferred stock have the right to require the Company to purchase the shares at the liquidation preference value, subject to certain limitations. The Company believes that the probability of these events occurring is remote and, therefore, the preferred stock is not stated at the liquidation preference value.

NOTE 11--Shareholders' Equity (Deficit)

In 1992, the Company sold 11,488,000 shares of common stock, par value $1 per share, in an underwritten public offering at a public offering price of $4.00 per share. The net proceeds of this sale of $41,759 were added to common stock and additional paid-in capital in the amounts of $11,488 and $30,271, respectively. Each share of common stock has the right to one vote per share on all matters submitted to a vote of the shareholders of the Company.

In 1992, a new class of non-voting common stock with a par value of $1 per share was created, of which 15,000,000 shares were authorized. None has been issued. Shares of non-voting common stock have no voting rights except as otherwise provided or as required by law.

No dividend payments were made in 1995, 1994, and 1993 and, due to restrictions in the bank credit agreement and the indentures relating to the Senior Subordinated Debentures and the Senior Notes, it is not expected that cash dividends will be paid in the foreseeable future.

The Company established an ESOP in 1989 with an initial contribution of 10,000 shares, followed by the sale of 1,100,000 shares to the ESOP. Under a related stock purchase program, the Company's Board of Directors authorized the purchase of the lesser of 1,100,000 shares or the number of shares purchasable for $16,088 in the open market or in privately negotiated transactions. As of December 31, 1995, a total of 893,739 shares had been acquired at a cost of $11,083, unchanged from the prior year end. Further repurchases under the stock purchase program are prohibited by the Company's bank credit agreement and the indentures related to its Senior Subordinated Notes and Senior Notes.

Unearned compensation represents estimated future charges to income by reason of the ESOP and stock awards previously granted. Principal and interest payments on the ESOP borrowings are charged against earnings as employee compensation and interest expense, respectively.

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

NOTE 12--Stock Incentive Plans

The Company has in place two stock incentive programs adopted by its Board of Directors and approved by the shareholders--the 1986 Stock Incentive Program (the "1986 Program") and the 1989 Stock Incentive Program (the "1989 Program" and, together with the 1986 Program, the "Stock Incentive Programs"). The Stock Incentive Programs provide for the grant of awards and options for shares of the Company's common stock to officers, key employees and outside directors of the Company and its subsidiaries. The 1989 Program also provides for the grant of shares of common stock in lieu of cash bonuses and the 1986 Program also provides for the grant of stock appreciation rights.

A summary of stock option activity under the Stock Incentive Programs follows:

                                           1995                       1994
                                               Average                  Average
                                  Shares        Price        Shares      Price
  Stock Options:
  Outstanding-beginning of year  1,076,288      $6.15        1,188,162   $6.15
   Granted                          50,000       4.00               --      --
   Exercised                            --         --               --      --
   Canceled or expired            (139,808)      7.10         (111,874)   6.13
   Outstanding-end of year         986,480       5.91        1,076,288    6.15
   Exercisable-end of year         682,380       6.76          535,663    8.31

  Available shares                 309,337                     908,529

NOTE 13--Long-Term Debt and Credit Arrangements

Long-term debt of the Company consists of the following:

                               December 31,  Interest  December 25,  Interest
                                   1995        Rates      1994         Rates

  Senior Subordinated Debentures  $220,000     12.13%    $220,000      12.13%
  Senior Notes                     100,000     12.00           --         --
  Term Loans                        56,478   8.44-9.31     94,383     8.00-8.63
  Delayed Draw Term Loan                --        --       11,125       8.00
  Deferred Term Loans                   --        --        7,500       8.00
  Revolving Loans                   37,742   8.44-9.31     76,314     8.00-8.63
  ESOP Note                          7,943      8.44       10,055       8.00
  Obligations under long-term
   lease agreements                  7,470   6.13-7.88      8,930     6.13-7.88
  Pollution control and industrial
   development loan agreements      12,150   6.25-7.13     12,150     6.25-7.13
  Other                              1,832          --      1,994         --
                                   443,615                442,451
  Less-current maturities            3,759                 24,553

                                  $439,856              $ 417,898
  Weighted average interest rate               11.80%                  11.16%

During 1995, the Company completed the sale of $100,000 of 12% Senior Notes due 2001 in a public offering. The proceeds from the offering were used to repay a portion of the indebtedness outstanding under the Company's senior bank credit facilities. Concurrent with the closing of the sale of the Senior Notes and the repayment of a portion of its outstanding bank debt, the Company and its bank group completed a substantial amendment to the Company's senior bank credit agreement to defer the amortization of substantially all of the remaining bank indebtedness until 1999 and to revise certain terms and financial covenants of the bank credit agreement.

At the end of 1995, the bank credit agreement provided facilities for term loans of $62,262, revolving loans of up to $102,337 (subject to limitations described below), and ESOP loans of $7,943. Principal repayments for term and revolving loans are due in 1999. Principal amounts for ESOP loans are due in varying amounts through 1999.

Under the terms of the bank credit agreement, the Company pays a commitment fee of 1/2 percent on unused credit facilities and, in 1995, had the option to borrow funds under the revolving and term facilities at the prime rate plus 1 3/4 percent, or various London Interbank Offered Rates (LIBOR) plus 2 3/4 percent, with such rates adjusted periodically. The bank credit agreement borrowing rates at December 31, 1995 ranged from 8.44% to 9.31%. At the end of 1995, the Company had interest rate hedging arrangements with members of the bank group fixing interest rates on $80,250 of debt under the bank credit agreement at 8.59% plus the applicable spread. These agreements mature on a quarterly basis through 1997. Without the swap agreements, the weighted average cost of borrowing would have been .5 percentage points lower in 1995,
1.2 percentage points lower in 1994 and 1.6 percentage points lower in 1993.

The Senior Subordinated Debentures were sold in 1992 and bear interest at 12 1/8%. Principal repayment is due in 2002, with sinking fund payment of $50,000 in 2001.

The long-term lease obligations relate principally to capitalized pollution control facilities. The interest rates on these obligations vary from 6.125% to 7.875%. Principal repayments are due in varying amounts through 2002.

The Company has borrowed funds under several loan agreements with state and county pollution control and industrial development authorities to finance certain environmental and facility expansion and improvement projects.
Interest rates on these obligations vary from 6.25% to 7.125%. Principal repayments are to be made in varying amounts from 1998 to 2009. At the time of the spin-off of Acme Steel Company from the Company in 1986, Acme entered into a parallel loan agreement in favor of the Company with respect to pollution control bonds related to its facilities, which are currently outstanding for $6,000.

The schedule of debt repayment requirements for the five years following 1995 is as follows:

                  1996    $3,759
                  1997     4,203
                  1998     4,072
                  1999    98,343
                  2000       339

Based on current levels of performance, which, if maintained throughout the year will provide the Company with leeway under its bank credit agreement covenants, and based on the availability of additional revolver borrowings under the Company's bank credit agreement, the Company believes that it will have adequate liquidity to meet its debt service and operating requirements in 1996. Under the bank credit agreement, the Company is able to borrow under its revolving facility up to an additional $40,832 over the 1995 year-end revolving indebtedness. In addition, the Company has available up to $5,784 of delayed draw term loan for amounts that may be incurred in connection with certain environmental matters.

Under the bank credit agreement the Company is limited in its ability to pay cash dividends and repurchase its common stock. There are no plans to pay dividends in the immediate future. In addition to scheduled repayments of debt, the bank credit agreement requires certain mandatory prepayments in connection with asset dispositions, issuances of stock, incurrence of indebtedness and generation of annual excess cash flows. The bank credit agreement contains covenants relating to earnings before interest, taxes and depreciation and amortization; capital expenditures; and net worth. Amounts available under the revolving facility are limited based upon percentages of qualified receivables and inventories. Substantially all of the Company's assets are pledged under the bank credit agreement.

In 1999, the Company has debt amortization requirements of $98,343, which it does not expect to be able to meet from operating cash flow. The Company continues to evaluate alternative actions to repay or refinance some or all of its long-term debt obligations.

Actual cash disbursements for interest were $55,028, $49,413, and $48,326 in 1995, 1994, and 1993, respectively.

At December 31, 1995, the Company had unamortized deferred debt issuance costs of $8,319 included in other assets which are being amortized as part of interest expense over the lives of the related debt issues. Amortization included in interest expense was $2,053, $2,199, and $1,786, in 1995, 1994, and 1993, respectively.

NOTE 14--Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  Cash and cash equivalents--The carrying amount approximates fair value because of the short maturities of such instruments.

  Other assets--The fair values for financial instruments included in other assets were estimated based on quoted market prices for the same or similar issues.

  Long-term debt (See Note 13)--The interest rate on the Company's bank debt is reset every quarter to reflect current market rates. Consequently, the carrying value of the bank debt approximates fair value. The fair values of the long-term debt other than bank debt were estimated based on quoted market prices for the same or similar issues.

  Convertible exchangeable preferred stock (See Note 10)--The fair value of the preferred stock, which was issued in a private placement, is included in the following table at carrying value as such stock is not traded in the open market and a market price is not readily available.

  Foreign exchange contracts (See Note 1)--The fair value associated with the foreign currency contracts has been estimated by valuing the net position of the contracts using applicable spot rates and thirty day forward rates as of the end of the fiscal year.

  Interest rate swap agreements (See Note 13)--The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that the Company would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the present creditworthiness of the swap counterparties. The Company does not expect to cancel these agreements, and expects them to expire as originally contracted.

The estimated fair values of the Company's financial instruments are as follows:

                                 December 31,                  December 25,
                                   1995                            1994
                              Carrying      Fair        Carrying       Fair
                               Amount       Value        Amount        Value

  Cash and cash equivalents   $ 41,562    $41,562      $ 39,708     $ 39,708
  Other assets                   6,000      5,490         6,000        5,220
  Long-term debt*              436,145    425,898       433,521      418,440
  Convertible exchangeable
   preferred stock              39,155     39,155        39,155       39,155
  Foreign currency contract
   assets                           --       (64)            --          (43)
  Interest rate swap liabilities    --      3,561           932        1,838

* Includes current maturities and excludes capitalized long-term leases

NOTE 15--Environmental Matters

In connection with the reorganization of the old Interlake, Inc. (now Acme Steel Company ("Acme")) in 1986, the Company, then newly-formed, indemnified Acme against certain environmental liabilities relating to properties which had been shut down or disposed of by Acme's iron and steel division prior to the 1986 reorganization. The Company recorded a charge of $6,000 in 1991 and a charge of $4,750 in 1993 for anticipated liabilities for environmental matters relating to nonoperating sites. As of December 31, 1995, the Company's reserves for environmental liabilities totalled $4,700.

Based on its current estimate of its potential environmental liabilities, including all contingent liabilities, individually and in the aggregate, asserted and unasserted, the Company believes that the costs of environmental matters have been fully provided for or are unlikely to have a material adverse effect on the Company's business, future results of operations, liquidity or consolidated financial condition. In arriving at its current estimate of its potential environmental liabilities, the Company has relied upon the estimates and analysis of its environmental consultants and legal advisors, as well as its own evaluation, and has considered: the probable scope and cost of investigations and remediations for which the Company expects to have liability; the likelihood of the Company being found liable for the claims asserted or threatened against it; and the risk of other responsible parties not being able to meet their obligations with respect to clean-ups. In estimating its potential environmental liabilities, the Company has not taken into consideration any potential recoveries from insurance companies, although in May 1994 the Company instituted an action seeking a declaratory judgment against and recoveries from insurers under policies covering nearly 30 years. The parties are in discovery and trial is tentatively set for March 1997. The Company's estimate has not been discounted to reflect the time-value of money, although a significant delay in implementation of certain of the remedies thought to be probable could result in cost estimates increasing due to inflation.

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

With respect to the contaminated soils, the Minnesota Pollution Control Agency ("MPCA") on September 27, 1995, issued a Record of Decision selecting a remedy consistent with the anticipated industrial development of the site. The Company's consultants have estimated the cost of implementing the portions of the selected remedy for which the Company is responsible to be between $3,000 and $5,000. The Company expects the soils remediation to be substantially completed by the end of 1996.

With respect to the underwater sediments, the MPCA has requested the Company to undertake an investigation and to evaluate remedial alternatives. The MPCA and the Company have substantially agreed on the initial scope of the sediments investigation, and the Company's consultants commenced the investigation in February 1996. The Company believes that any estimate of the potential costs of remediating the underwater sediments will not be meaningful until the investigation is completed and possible remedial alternatives are reviewed by the Company and the MPCA. The Company also believes that the range of reasonable remedial alternatives for the underwater sediments includes that of taking no action, thereby avoiding the disruption of the natural remediation of the underwater sediments which has been under way for over 30 years. Thus, the Company believes the minimum of the range of costs of remedial alternatives to be zero, and to date has made provision for only the investigation, and not for the clean-up, of underwater sediments. Were a clean-up determined to be appropriate after investigation, the range of costs would likely be dependent in part upon whether the remedy selected called for treating contamination in place, which might cost several millions of dollars, or provided for removal and treatment of contaminated sediments, which could cost tens of millions of dollars.

In March 1994, the citizens' board of the MPCA, contrary to the recommendation of the MPCA professional staff, named only the Company as a responsible party with respect to the underwater sediments at the Duluth Site. The MPCA staff had recommended that the successors to certain coal tar processors at the site (the "tar companies") also be named as responsible parties. The Company believes that the tar companies are the cause of a significant portion of the
underwater contamination of the site.   In November 1995, the MPCA staff again
recommended the naming of the tar companies as responsible parties for the underwater sediments. The matter is scheduled for rehearing by the citizens' board in March 1996.

The Company's current expectation is that cash outlays related to its outstanding reserves for environmental matters will be made over the period of 1996 and 1997. If the Company ultimately determines that additional charges beyond its present reserves are necessary in connection with the Duluth Site, the Company believes it is likely that cash outlays would occur near the end of the decade, or later.

NOTE 16--Commitments and Contingencies

The Company is engaged in certain routine litigation arising in the ordinary course of business. Based upon its evaluation of available information, management does not believe that any such matters are likely, individually or in the aggregate, to have a material adverse effect upon the Company's business future, results of operations, liquidity or consolidated financial condition.

On July 9, 1990, the City of Toledo, Ohio (the "City"), brought an action in federal district court (the "Court") in Toledo against the Company, Acme Steel Company ("Acme" or the "old Interlake" and, together with the Company, the "Interlake defendants"), Beazer Materials and Services, Inc. succeeded by Beazer East, Inc. ("Beazer") and Toledo Coke Corporation ("Toledo Coke") in connection with the alleged contamination of a 1.7 acre parcel of land the City had purchased from Toledo Coke for purposes of widening a road. The City alleged various claims under the Resource Conservation Recovery Act ("RCRA") and the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), and under common law. The Company's alleged liability arises from its indemnification obligations with respect to Acme, which as the old Interlake operated coke ovens and by-product recovery facilities on the site from 1930 through 1978. In 1978 the old Interlake sold the coke plant to Koppers Company, Inc., which was later acquired by Beazer, and which agreed to indemnify the Interlake defendants against environmental liabilities. Koppers, in turn, sold the facility to Toledo Coke. The Interlake defendants cross-claimed against Beazer under its indemnity. In June 1995, the Court denied the City's motion for an injunction under RCRA compelling the defendants to clean up the Toledo Coke site. The City is appealing the Court's ruling. In January 1996, the Court ruled that the Interlake defendants were liable under CERCLA for costs of investigation incurred by the City, and for future costs of remediation to the extent they are consistent with the National Contingency Plan under Superfund. The City represents its costs of investigation to have been approximately $400 and the costs of future remediation to be between $4,000 and $10,000. In between the RCRA and the CERCLA rulings, the Court, in November 1995 granted the Interlake defendants' motion for summary judgment seeking indemnification by Beazer for the liabilities alleged by the City. The Company expects Beazer to appeal the indemnification ruling.

On March 10, 1995, SC Holdings, Inc., a subsidiary of Waste Management International Plc ("SC Holdings"), filed a complaint in federal district court in Trenton, New Jersey, against Hoeganaes Corporation, an Interlake subsidiary, and numerous other defendants, seeking to recover amounts expended or to be expended in the remediation of the Cinnaminson Groundwater Contamination Site in Burlington County, New Jersey. SC Holdings claims to have spent approximately $10,000 in investigation and remediation, and purportedly estimates the total costs of investigation and remediation to be approximately $60,000. The site is a broadly-defined Superfund site which encompasses a landfill formerly operated by SC Holdings and may also include the groundwater under Hoeganaes' Riverton, New Jersey, facility. Hoeganaes may have shipped certain materials to the landfill. SC Holdings alleges that Hoeganaes has liability as both an owner/operator and a generator. In November 1995, the named defendants filed a complaint against numerous third-party defendants, bringing the total number of defendants in the matter to approximately 100.
The matter is in the preliminary stage of discovery. The Company believes it has meritorious defenses to both of the alleged bases of liability.

NOTE 17--Quarterly Results (Unaudited)

Quarterly results of operations for 1995 and 1994 were as follows:
(in millions except per share data)

                                                   1st       2nd      3rd       4th
                                                 Quarter   Quarter   Quarter   Quarter
  1995
   Net sales
     Engineered Materials                        $ 64.8    $ 62.5    $ 60.5    $ 60.6
     Handling/Packaging Systems                   142.1     143.9     149.7     147.0
                                                  206.9     206.4     210.2     207.6

   Gross Profit                                    50.9      49.3      47.6      48.9

   Operating profit
     Engineered Materials                          10.8      10.4       9.8       8.4
     Handling/Packaging Systems                     8.2       7.6       6.9      11.5
     Corporate Items                                (.3)      (.7)      (.5)      (.5)

   Operating profit                                18.7      17.3      16.2      19.4

   Income before accounting change and
     extraordinary item                              .4        .7        .3       2.8
   Net income (loss)                                 .4      (2.7)       .3       2.8
   Income before accounting change and
     extraordinary item per common share            .02       .03       .01       .12
   Net income (loss) per common share               .02      (.12)      .01       .12


  1994
   Net sales
     Engineered Materials                        $ 48.2    $ 54.4    $ 54.2    $ 59.6
     Handling/Packaging Systems                   121.1     127.7     139.5     147.9
                                                  169.3     182.1     193.7     207.5

   Gross Profit                                    39.5      43.4      42.9      49.9

   Operating profit
     Engineered Materials                           7.8       8.1       6.8       9.6
     Handling/Packaging Systems                     5.5       5.8       7.9       8.9
     Corporate Items                               (1.3)      (.3)      (.3)      (.1)
   Operating profit before goodwill write-down     12.0      13.6      14.4      18.4
   Goodwill write-down                               --        --        --     (34.2)
   Operating profit                                12.0      13.6      14.4     (15.8)

   Income (loss) before accounting change          (2.4)     (2.4)     (1.9)    (33.9)
   Net income (loss)                               (2.6)     (2.4)     (1.9)    (33.9)
   Income (loss) before accounting change
     per common share                              (.11)     (.11)     (.08)    (1.54)
   Net income (loss) per common share              (.12)     (.11)     (.08)    (1.54)

In the second quarter of 1995, an extraordinary loss of $3.4 (net of tax) was recorded to reflect the write-off of deferred debt issuance costs (see Note 5).

In the fourth quarter 1994, the Company revised its accounting policy for valuing its long-lived assets to include the cost of capital in estimating the total projected future cash flows from its business units. The Company determined that in the case of certain businesses, the projected cash flows on a discounted basis were insufficient to recover the carrying value of the assets. As a result, certain goodwill assets totalling $34.2 were written off (see Note 2).

Nonoperating (income) and expense consists of items which are not related to activities that constitute the Company's ongoing operations. Nonoperating income was recorded in the first quarter of 1994 in the amount of $1.1 related to a one-time gain from settlement of a real-estate matter with a local transportation authority.

Benefits to pretax income due to reductions in LIFO inventories were $.8 and $.6 in the first quarter of 1995 and 1994, respectively, and $.4 in the fourth quarter of 1994.



Selected Financial Data
(in thousands except per share data)

                                               1995         1994         1993            1992             1991
For the Year
Net sales                                     $831,103    $752,592     $681,330         $708,199         $714,742
Income (loss) before extraordinary
 loss and accounting change                   $  4,213    $(40,557)<F1>$(25,962)<F2><F3>$(13,990)<F2>    $(13,744)<F2><F3>

Net income (loss)                             $    765<F4>$(40,751)<F1>$(25,962)<F2><F3>$(27,698)<F2><F4>$(13,744)<F2><F3>

Income (loss) before extraordinary
 loss and accounting change
 per common share                             $    .18    $  (1.84)<F1>$  (1.18)<F2><F3>$   (.84)<F2>    $  (1.31)<F2><F3>

Net income (loss) per common share            $    .03    $  (1.85)<F1>$  (1.18)<F2><F3>$  (1.67)<F2><F4>$  (1.31)<F2><F3>

Average number of shares outstanding:
 Primary                                        22,691      22,027       22,027           16,574           10,484
 Fully Diluted                                  30,520         N/A          N/A              N/A              N/A

At Year End

Working capital
 --cash and cash equivalents                   $41,562    $ 39,708     $ 31,934         $ 38,640         $ 10,541
 --other working capital                        58,209      27,911       41,935           54,149           50,806
 --total working capital                        99,771      67,619       73,869           92,789           61,347
 --current ratio                               1.6 to 1    1.4 to 1    1.5 to 1          1.6 to 1         1.4 to 1

Total assets                                  $459,802    $444,953     $464,160         $511,292         $478,067

Long-term debt, including current maturities   443,615     442,451      443,135          450,801          471,441

Convertible Exchangeable Preferred Stock        39,155      39,155       39,155           39,155               --

Common shareholders' equity (deficit)         (291,677)   (296,435)    (259,767)        (232,718)        (239,465)

 <F1>includes a charge for goodwill write-down of $34,174 (see Note 2)

 <F2>includes restructuring charges of $5,611, $2,523, and $3,344, in 1993,
     1992, and 1991 (see Note 3 )

 <F3>includes nonoperating charges for environmental matters of $4,750  in 1993 and $6,000 in 1991 (see Note 15)

 <F4>includes extraordinary loss on early extinguishment of debt of $3,448 in
     1995 (see Note 5) and $7,567 in 1992 and cumulative effect of changes in accounting principles of $6,141 in 1992


1995 was a 53-week year while all other periods were 52-week years

Market for Interlake's Common Equity and Related Stockholder Matters

The principal market for Interlake's common stock is the New York Stock Exchange (ticker symbol IK). The common stock is also listed on the Chicago Stock Exchange and is admitted to unlisted trading on the Pacific Stock Exchange and the Boston Stock Exchange.

Interlake has not paid a dividend or made a distribution with respect to its common stock since the third quarter of 1989. Restrictions under Interlake's bank credit agreement and the indentures relating to its Senior Subordinated Debentures and Senior Notes (see Note 13) will prevent it from paying any cash dividends in 1996 or in the foreseeable future.

On December 31, 1995, there were approximately 6,987 holders of record of Interlake's common stock.

High and low prices of Interlake's common stock as reported on the NYSE composite ticker tape during each of the eight calendar quarters during the period ending on December 31, 1995 were:

                                    1995                1994
                                   Price                 Price
                                 High  Low            High  Low
 Calendar Quarter Ended
 March 31                      $2 3/8  $1 3/4       $3 7/8 $2 5/8
 June 30                        3 1/4   2 1/4        3 1/4  2 1/8
 September 30                   3 1/4   2 1/8        2 5/8  1 7/8
 December 31                    2 1/2   1 5/8        2 3/8  1 1/2